UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030602

NO ACT
P.E 1-7-2002
132-02345

March 19, 2002

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section 14A-8
Rule
Public Availability 3/19/2002

Re: Marriott International, Inc.
Incoming letter dated January 7, 2002

Dear Mr. Mueller:

This is in response to your letters dated January 7, 2002 and March 5, 2002 concerning the shareholder proposal submitted to Marriott by the Hotel Employees & Restaurant Employees International Union. We also have received a letter from the proponent dated January 31, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Bohner
Senior Research Analyst
Hotel Employees & Restaurant Employees International Union
1219 28th Street, N.W.
Washington, DC 20007

// GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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January 7, 2002

Direct Dial
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Client No.
58129-00032

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of the Hotel Employees & Restaurant Employees International Union— Securities Exchange Act of 1934--Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Marriott International, Inc. ("Marriott"), to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Hotel Employees & Restaurant Employees International Union ("HERE International"). The Proposal and Supporting Statement, which HERE International mailed on October 22, 2001, are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to HERE International, informing it of Marriott's intention to omit the Proposal and its Supporting Statement from the 2002 Proxy Materials. Marriott presently expects to file its definitive 2002 Proxy Materials on or after March 28, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Marriott files its definitive 2002 Proxy Materials with the Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(4), because the Proposal relates to a personal grievance of HERE International against Marriott;

II. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are false and misleading, independently and because of vagueness, in violation of the proxy rules;

III. Rule 14a-8(i)(2), because implementation of the Proposal by Marriott would be contrary to law; and

IV. Rule 14a-8(i)(7), because the Proposal concerns Marriott's ordinary business operations.

THE PROPOSAL

The Proposal requests that Marriott's Board of Directors:

> [A]dopt, implement, and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:
>
> 1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).
> 2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and the Supporting Statement may be excluded from the 2002 Proxy Materials on the bases set forth below.

BACKGROUND

Marriott is a leading worldwide, private sector hospitality company with over 2,300 operating units in the United States and 63 other countries and territories. Marriott employs approximately 154,000 employees in 21 distinctive brands and businesses. HERE International represents employees working in the hospitality industry throughout North America. As such, HERE International actively seeks to unionize hotel and restaurant employees, including Marriott employees. *See* http://www.hereunion.org/about/activities/ (describing HERE International's union organizing victories).

As a result of Marriott's role as a large employer of restaurant and hotel employees and HERE International's role as an organizer of these employees, Marriott and HERE International sometimes have adverse interests. An especially contentious example of such adverse interests is the five-year labor dispute between Marriott and both HERE International and HERE Local 2 ("HERE Local" and collectively, with HERE International, "HERE") resulting from HERE's efforts to obtain from Marriott a collective bargaining agreement advantageous to HERE covering the San Francisco Marriott (the "San Francisco Hotel").[1] *See* http://www.sfmarriottboycott.org (a website run by HERE Local dedicated to the dispute between Marriott and HERE Local). Throughout this dispute, HERE Local has attempted to harm Marriott's business interests and to influence Marriott's employment arrangements with Marriott employees by being "extremely disruptive [to] the [San Francisco] hotel's guests." *Id.* Some examples of HERE Local activities designed to harass Marriott and leverage its position in the collective bargaining negotiations include the following:

- Sponsorship of a boycott of the San Francisco Hotel for the last sixteen months, since September 2000. *See id.*; http://www.hereunion.org/callaction/boycott/;
- Organizing demonstrations at the San Francisco Hotel designed to disrupt the San Francisco Hotel and its guests, including a "sit-in" in the San Francisco Hotel's lobby and a 1,250-person demonstration in front of the San Francisco Hotel. HERE Local's website trumpets the fact that HERE's protests have lasted as long as 16 hours and have occurred as frequently as three days a week. *See* http://www.sfmarriottboycott.org/im/letterfrommanagement.jpg; http://www.sfmarriottboycott.org/bmdispute.html;
- Filing complaints against Marriott with the National Labor Relations Board, alleging that Marriott engaged in unfair labor practices at the San Francisco Hotel. *See* http://www.sfmarriottboycott.org/bmNLRB.html;
- Maintaining a web site dedicated to publicizing the labor dispute at the San Francisco Hotel. *See* http://www.sfmarriottboycott.org/bmdispute.html;
- Coordinating civil disobedience at the San Francisco Hotel resulting in 200 arrests. *See* http://www.sfmarriottboycott.org/bmdispute.html; http://www.sfgate.com/cgi-bin/article.cgi?file=/chronicle/archive/1998/11/18/BU99759.DTL;

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[1] HERE International's Local 2 is San Francisco's largest private sector union with over 9,000 members, representing 80 percent of the housekeepers, food and beverage workers, telephone operators and baggage handlers in San Francisco's full-service hotels. *See* http://www.sfmarriottboycott.org/bmwho.html.

- Organizing a strike at the San Francisco Hotel. *See, e.g.,* http://www0.mercurycenter.com/archives/reprints/0301/zapler073100.htm; and
- Encouraging conventions and speakers to cancel their events at the San Francisco Hotel. *See, e.g.,* http://www.sfmarriottboycott.org/reich.html.

HERE International's submission of the Proposal to Marriott is simply another example of HERE's activities designed to harass Marriott in order to further HERE's influence at the expense of Marriott, its employees and its shareholders.[2]

BASES FOR EXCLUSION

I. The Proposal Addresses HERE's Personal Grievance With Marriott And Attempts To Produce A Personal Benefit For HERE That Will Not Be Shared With Other Stockholders.

We believe Marriott may omit the Proposal from its 2002 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of stockholder proposals that are (1) related to the redress of a personal claim or grievance against the company or any other person, or (2) designed to result in a benefit to the proponent or to further a personal interest of the proponent, which other stockholders at large do not share. In particular, we believe that the Proposal qualifies both as a personal grievance against Marriott and as an attempt by HERE to obtain a personal benefit that will not be shared with other Marriott stockholders.

As the Commission has recognized, Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" designed to pursue HERE's personal grievance and to increase HERE's bargaining position with Marriott without producing any benefit for other Marriott stockholders. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release 34-19135 (avail. Oct. 14, 1982).

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2 Materials describing these activities in more detail are attached as Exhibit B.

A. HERE International Has A Personal Grievance Against Marriott.

HERE International has a personal grievance against Marriott because less than five percent of Marriott employees are unionized, making Marriott's employee base "among the least organized" – in terms of union representation – of the national hotel chains. *See* Marriott Form 10-K (for the fiscal year ended December 29, 2000); Los Angeles Times, July 18, 2001. Newspaper articles reporting on the efforts of William Marriott, Marriott's Chairman and Chief Executive Officer, and John W. Wilhelm, HERE International's General President, to bolster the travel and tourism industry in the wake of the September 11th terrorist attacks described the two leaders as "long time foe[s]". Fortune, Vol. 144, Issue 8, Oct. 29, 2001. In addition, HERE International and local unions of HERE have opposed the involvement of Marriott in new construction projects nationwide because of HERE's dispute with Marriott over labor organizing, including in Tacoma, Washington, Monterrey, California, Baltimore, Maryland, and Chicago, Illinois. *See* Monterey County Herald, Dec. 5, 2001; Business Wire, Oct. 5, 2001; Morning News Tribune, Apr. 19, 2000; Chicago Tribune, Jan. 26, 2001.

HERE Local's antagonism against Marriott further exemplifies HERE International's personal grievance against Marriott. While HERE International and HERE Local 2 are separate entities, we believe that HERE Local 2 is chartered by HERE International and cannot consider itself to be part of HERE without the permission of HERE International. Furthermore, HERE International supports HERE Local's efforts to obtain from Marriott a collective bargaining agreement advantageous to HERE Local, as evidenced by:

- Trumpeting the arrest of HERE International General President John W. Wilhelm during a HERE protest at the San Francisco Hotel. *See* http://www.hereunion.org/newsinfo/news/1198local2.asp.

- The inclusion by HERE International on its website, notably at a webpage entitled "HERE Activities," of a story trumpeting a "major rally and demonstration" by HERE at the San Francisco Hotel. *See* http://www.hereunion.org/about/activities/;

- Listing the San Francisco Hotel on HERE International's Boycott List. *See* http://www.hereunion.org/callaction/boycott/; and

- Links on HERE International's website to "HERE Local Unions," including HERE Local's "Boycott Marriott" website. *See* http://www.hereunion.org/weblinks/ and http://www.hereunion.org/callaction/boycott/.

Additionally, HERE Local brought charges before the National Labor Relations Board against Marriott in six cases between October 1997 and February 1999 (the "NLRB Cases")[3] in the name of the "Hotel Employees and Restaurant Employees Union Local 2, Hotel Employees and Restaurant Employees International Union, AFL-CIO."

In conclusion, there is ample evidence that HERE International has a personal grievance against Marriott. While HERE International's general grievance is that more Marriott employees are not members of HERE, the most recent and most vitriolic focus of HERE International's grievance concerns HERE's failure to obtain from Marriott a collective bargaining agreement at the San Francisco Hotel that is favorable to HERE.

B. The Proposal Is Another Attempt To Compel Marriott To Agree To HERE's Collective Bargaining Demands At The San Francisco Hotel. It Is Therefore Related To The Airing And Redress Of HERE's Personal Grievance Against Marriott And Excludable Under Rule 14a-8(i)(4).

The Staff has consistently concurred that a proposal may be excluded where a proponent has a history of confrontation with a company and that history is indicative of a personal claim or grievance within the meaning of current Rule 14a-8(i)(4). *See, e.g., Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting Sara Lee to omit a stockholder proposal where proponent disagreed with Sara Lee's decision to close a subsidiary in which the proponent had a personal interest and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee); *Unocal Corp.* (avail. Mar. 15, 1999) (permitting Unocal to omit a stockholder proposal where the proponent had a dispute with the company over remediation of underground storage tanks); *Core Industries, Inc.* (avail. Nov. 23, 1982) (permitting a company to omit a stockholder proposal where the proponent was using the proposal as one of many tactics to redress a personal grievance against the management arising out of the proponent's attempts to organize a union at one of the company's divisions). The Proposal is typical of proposals designed to redress personal grievances.

Although the Proposal is worded in a manner that appears to relate to matters of general interest and benefit to all stockholders, the Proposal is nothing more than another of HERE's attempts to air and redress its personal grievance against Marriott resulting from the collective bargaining negotiations at the San Francisco Hotel. *See Dow Jones & Co.* (avail. Jan. 24, 1994)

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[3] The NLRB Cases were eventually consolidated into one case pursuant to an order from the NLRB dated July 27, 2000.

(allowing exclusion of proposal regarding executive pay as a personal grievance where the proponents sought a favorable collective bargaining agreement); *Core Industries, Inc.* (avail. Nov. 23, 1982); Release No. 34-19135 (avail. October 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). Thus, where, as here, the facts clearly demonstrate that a proponent has a personal grievance and that a proposal is intended to redress that personal grievance, a company may exclude the proposal under Rule 14a-8(i)(4).

As mentioned above, HERE's personal grievance stems from its inability to obtain terms it has demanded in collective bargaining negotiations with Marriott regarding the San Francisco Hotel. *See* http://www.sfmarriottboycott.org/bmdispute.html. To redress their personal grievance that Marriott has not acceded to their collective bargaining demands, HERE Local has organized a boycott and frequent demonstrations at the San Francisco Hotel, and is involved in litigation against Marriott before the National Labor Relations Board.[4] Furthermore, HERE International has supported these HERE Local efforts. As with HERE International's other activities against Marriott, the Proposal—which concerns the right to unionize and bargain collectively—is directly related to HERE's personal grievance involving the collective bargaining negotiations at the San Francisco Hotel. *Compare Occidental Petroleum Corp.* (avail. Apr. 4, 1983) (permitting the exclusion of a proposal requiring a report on the employment of women and minorities where the proponent was "a woman and a member of a minority" and was terminated by the company).[5] HERE International identifies the dispute as

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[4] This litigation alone is sufficient grounds to exclude the Proposal. *See, e.g., C.I. Mortgage Group* (avail. Mar. 13, 1981) (excluding shareholder proposal where proponent involved in litigation and the proposal related to the litigation); *see also E.I. du Pont de Nemours & Co.* (Jan. 31, 1995) (Staff concurring in exclusion of proposal related to pending litigation).

[5] Unlike no-action letters finding that companies had not met their burden of proof to connect a stockholder proposal to a personal grievance of the proponent, *see, e.g., Caterpillar Inc.* (avail. June 13, 1993) (finding company did not meet this burden where union submitted proposal concerning cumulative voting), the subject matter of the dispute between HERE and Marriott and the Proposal each concern unionization activities.

justification for its proposal, underscoring the interconnectedness of the two matters.[6] This relationship exposes HERE International's motivation, mainly to pressure Marriott to concede to HERE's collective bargaining demands. Consequently, the Proposal is nothing more than an attempt to further this personal grievance against Marriott. We believe Marriott may therefore omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(4).

C. The Proposal Is An Attempt To Leverage HERE's Position In The Ongoing Labor Dispute At The San Francisco Hotel And To Further Its General Organizing Efforts At Marriott's United States Properties, Benefits Which Are Not Shared With Other Marriott Stockholders. The Proposal Is Therefore Excludable Under Rule 14a-8(i)(4).

The Proposal is also excludable under Rule 14a-8(i)(4) because the Proposal "is designed . . . to further a personal interest, which is not shared by the other shareholders at large." Specifically, the Proposal would facilitate HERE's attempts both to secure a collective bargaining agreement at the San Francisco Hotel that is favorable to HERE and to pursue union organizing activities at Marriott's other operations. Consequently, not only would implementation of the Proposal benefit HERE in the collective bargaining negotiations at the San Francisco Hotel, but at HERE International's national convention in July 2001 participants resolved that "HEREIU and its Local Unions commits to a goal of organizing 18,000 new workers per year, and that each Local Union set a goal of organizing its proportional share of this 18,000 worker goal." *See* http://www.hereunion.org/newsinfo/convention/resolutions.asp. And, as noted above, because only five percent of Marriott's employees are unionized, Marriott represents a tremendous target for HERE. Unlike HERE, other stockholders have no direct and personal interest in a collective bargaining agreement at the San Francisco Hotel that is

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[6] Even under the Commission's formerly strict interpretation of Rule 14a-8(i)(4), the Proposal is clearly excludable. This interpretation required "the issuer show a direct relationship between the subject matter of a proposal and the proponent's personal claim or grievance. The staff determined that this requirement was met in those instances where the proposal or its supporting statement indicated *on its face* that a personal grievance existed." Exchange Act Release 34-19135 (avail. Oct. 14, 1982) (*emphasis added*). The Staff abandoned this strict interpretation as proponents began to creatively draft proposals in broad terms so that they might be of general interest to all security holders. *See id.* However, the Proposal would have been excluded even under this old, more restrictive, objective test because the Supporting Statement explicitly refers to HERE's grievance.

advantageous to HERE nor in HERE's efforts to unionize other Marriott facilities. In circumstances such as this where a proponent uses a proposal to advance its personal interests, the Staff has agreed that the proponent's improper motives justify excluding the proposal. *See, e.g., Optelecom, Inc.* (avail. Apr. 6, 1999) (permitting the omission of a proposal requiring directors to redeem a rights plan where proponent sought to take control of the company).

Despite the assertions to the contrary in the Supporting Statement, HERE's personal goals are the true motivation behind the Proposal; HERE has no concern with stockholder value. Although HERE International suggests that passage of the Proposal will benefit Marriott by ensuring Marriott "is not associated with human rights violations in the workplace" and "protect[ing] the Company's brand name and/or its relationships with its customers . . . [,]" HERE International's actions establish that its motives are improper. As mentioned above, HERE Local boasts that its activities have been extremely disruptive to the San Francisco Hotel's guests and that "[p]atrons of the San Francisco Marriott Hotel will continue to be inconvenienced until the workers [represented by HERE Local] gain a fair contract." http://www.sfmarriottboycott.org/. The aim of these activities, including the boycott and picketing by both HERE Local and HERE International, is obviously to interfere with the operation of the San Francisco Hotel and, whether intentionally or not, disrupt Marriott's business and disparage the Marriott brands. HERE International's contradictory statements reveal its true motivation: to leverage HERE Local's position in the ongoing labor negotiation at the San Francisco Marriott which in turn benefits HERE International and to advance the ongoing union organization efforts at Marriott's other properties. Leveraging this position and the associated benefits are solely in the interest of HERE, not other Marriott stockholders, and therefore the Proposal is excludable under Rule 14a-8(i)(4). *See Merck & Co., Inc.* (avail. Feb. 7, 1994) (permitting omission of a proposal under this rule "request[ing] that the Company implement a policy of using construction companies and subcontractors that use organized labor" affiliated with AFL-CIO where the proponent was affiliated with the AFL-CIO).

II. The Proposal And Supporting Statement Contains Materially False And Misleading Statements. Accordingly, The Company May Exclude The Proposal And Supporting Statement Pursuant To Rule 14a-8(i)(3).

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

A. The Proposal Requests That Marriott Adopt, Implement And Enforce A Workplace Code Of Conduct Based On ILO Conventions Which Are Inapplicable To Marriott, Rendering The Proposal False And Misleading.

The Proposal requests that Marriott's Board of Directors "adopt, implement, and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions", including the "principles" described by HERE International as set forth in three ILO Conventions. These Conventions are not applicable to Marriott because they were drafted for adoption by nations, not corporations. The references in the Proposal to the three ILO Conventions are therefore false and misleading, as best exemplified by analyzing HERE International's reference to ILO Convention 135.

ILO Convention 135 is inapplicable to Marriott because this convention applies to public service employees and Marriott is a private sector employer. ILO Convention 135 is entitled "Convention Concerning Protection of the Right To Organise and Procedures for Determination Conditions of Employment *in the Public Service*" (*emphasis added*). Furthermore, Article 1 of ILO Convention 135 states that "[t]his Convention applies to all persons employed by public authorities . . . ." Marriott is a private sector employer and thus is not a "public authority." While the Proposal attempts to limit the incorporation of ILO Convention 135 to that Convention's "principle," as summarized by HERE International, it is inherently false and misleading to suggest that any portion of ILO Convention 135, whether it be explicit text or the "principle" set forth therein, should be incorporated into a Marriott workplace code of conduct when the foundation on which ILO Convention 135 rests is inapplicable to Marriott.

Furthermore, HERE International mischaracterizes the "principle" espoused by ILO Convention 135 such that HERE International's summary is false and misleading in violation of the proxy rules. The first portion of this section of the Proposal states that "[w]orkers' representatives shall not be the subject of discrimination." The only use of the word "discrimination" in ILO Convention 135, which consists of 1,579 words, can be found in Article 4, which states "[p]ublic employees shall enjoy adequate protection against acts of anti-union discrimination in respect of their employment." Not only is this "principle" inapplicable to Marriott as a private sector employer, as previously discussed, but ILO Convention 135 specifically states that these employees "shall enjoy *adequate protection*" from discrimination and not, as HERE International represents, that these employees shall be shielded from *all discrimination* (*emphasis added*). The second portion of this section of the Proposal is equally flawed. The Proposal states that such representatives "shall have *access to all workplaces* necessary to carry out their representation functions" (*emphasis added*). However, ILO Convention 135 neither explicitly states, nor can be interpreted to stand for the "principle," that such representatives shall have unfettered access. Instead, Article 6 of ILO Convention 135 states that "[s]uch facilities shall be afforded to the representatives of recognised public employees' organisations *as may be appropriate* in order to enable them to carry out their functions promptly and efficiently" (*emphasis added*) and this Convention qualifies this statement by adding that "[t]he granting of such facilities shall not impair the efficient operation of the administration or service concerned." HERE International utilized similar inconsistencies and generalizations in summarizing the "principles" of the other two cited ILO Conventions. Therefore, as illustrated by this analysis of ILO Convention 135, HERE International's references to the three specific ILO Conventions are inherently false and misleading and must be excluded.

B. HERE International's Failure To Disclose To Stockholders That Adoption, Implementation And Enforcement Of The Proposal Will Subject Marriott To Materially Significant Costs Renders The Proposal Misleading Under Rule 14a-8(i)(3).

The Proposal is inherently misleading, and is therefore excludable under Rule 14a-8(i)(3), in that it does not address the costs associated with the adoption, implementation, and enforcement of the Proposal at Marriott's more than 2,300 domestic and international locations. These costs will be significant as adoption, implementation, and enforcement of the Proposal in each foreign country where the workplace code of conduct described in the Proposal is inconsistent with that country's laws. For example, independent trade unions are illegal in China, Bahrain and Qatar and strikes are forbidden in Oman and Saudi Arabia and the United Arab Emirates.[7] Implementation of the Proposal in these countries, as

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[7] *See* International Confederation of Free Trade Unions, Annual Survey of Violations of Trade Union Rights (2001) at http://www.icftu.org/survey2001.asp?Language=EN.

well as other countries with similar legal standards, could subject Marriott to unknown penalties, lawsuits, fines, losses of licenses and possibly criminal sanctions. Ultimately, the sanctions resulting from Marriott implementing the Proposal in these countries could force Marriott to cease its operations in those countries.

In similar circumstances the Staff has opined that the failure to disclose such costs is misleading. *See, e.g., NLT Corp.* (avail. Feb. 16, 1982) (noting that the "proposal should contain a statement concerning the costs incurred by the committee in carrying out the dictates of the proposal"); *Occidental Petroleum Corp.* (avail. Mar. 18, 1981) (opining that "failing to discuss the expense which would be incurred by the Company in preparing the report required by the proposal" rendered that proposal misleading); *Penn Central Corp.* (avail. Mar. 18, 1981) (commenting that failure to "discuss the expense which would be incurred by the Company in preparing [a] report required by the proposal" rendered that proposal false and misleading). Consequently, the failure to discuss the potentially significant costs associated with implementation of the Proposal violates Rule 14a-8(i)(3), and the Proposal and Supporting Statement may be omitted from the 2002 Proxy Materials.

C. The Supporting Statement Is Filled With Misleading Assertions That Irresponsibly Disparage Marriott And Which Are Solely Designed To Use The Shareholder Proposal Process As A Public Forum For HERE's Personal Grievance.

HERE International has made misleading statements in the Supporting Statement, either intentionally or recklessly, solely for the purpose of eliciting support and providing a public forum for its dispute with Marriott over HERE's attempts to obtain a collective bargaining agreement on terms favorable to HERE at the San Francisco Hotel. The actual words chosen by HERE International are gross mischaracterizations, emotionally charged, deliberately inflammatory and unsupported by the facts. Rule 14a-9 states that, where "[m]aterial . . . directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation," such material is false and misleading in violation of the proxy rules. Rule 14a-9, Note (b). As described below, despite this rule, the Supporting Statement is riddled with such charges. As such, we believe Marriott may omit the Proposal and the Supporting Statement from the 2002 Proxy Materials.[8]

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[8] At most, the statements cited below represent the unsubstantiated and unlabeled opinions of HERE International and must therefore be identified as such. Presentation of an opinion in factual form is blatantly misleading and impermissible under Rule 14a-9. At a minimum,

[Footnote continued on next page]

i. HERE International Improperly Uses "Human Rights" And "Labor Rights" To Describe The Right To Unionize And Bargain Collectively.

The Proposal concerns the adoption of a workplace code of conduct that would grant employees the right to unionize and unions access to facilities to facilitate unionization, rights already available in the United States and certain other countries where Marriott operates. The terms "human rights" and "labor rights," however, encompass a wide range of rights, of which, at most, the right to unionize and bargain collectively is only a subset. By using the terms "human rights" and "labor rights" throughout the Supporting Statement, HERE International attempts to elicit stockholders' emotions associated with the common understanding of these terms in support of HERE's self-interested efforts to obtain a collective bargaining agreement advantageous to HERE at the San Francisco Hotel, and advance union organizing activities at other Marriott operations. Indeed, HERE International's attempt to use the Supporting Statement to divert stockholders' attention from the true subject matter of the Proposal to human rights generally is underlined by the fact that the Supporting Statement is devoid of references to unionization and collective bargaining. Instead, the Supporting Statement makes the following types of misleading assertions:

- "Marriott would benefit from adopting and enforcing a workplace code of conduct based on the ILO conventions that would ensure that the Company is not associated with *human rights* violations in the workplace" (*emphasis added*).
- "The risk that Marriott could be associated with workplace *human rights* violations is potentially high. For example, Marriott International manages and/or franchises hotels in Burma, China, Saudi Arabia, Qatar, and the United Arab Emirates where, according to the United States Department of State and the International Confederation of Free Trade Unions, *labor rights* are not adequately protected by law and/or public policy" (*emphasis added*).

The United States Department of State (the "State Department"), a source cited by HERE International, interprets human rights to include "freedom from torture, freedom of expression, press freedom, women's rights, children's rights, and the protection of minorities . . . ."

[Footnote continued from previous page]
these statements should be revised to label them as an opinion statement. *See, e.g.*, *Watts Industries, Inc.* (avail. July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his "opinion"); *Pantepec Int'l., Inc.* (avail. May 18, 1987) (opining that unsupported generalizations and assertions are misleading).

http://www.state.gov/g/drl/hr/. And, the State Department defines labor rights to include "freedom of association and the effective recognition of the right to organize and bargain collectively; . . . the elimination of all forms of forced or compulsory labor; . . . the effective abolition of child labor; and . . . the elimination of discrimination in respect of employment and occupation . . . ." http://www.state.gov/g/drl/lbr/. Neither of these definitions accurately describe the subject matter of the Proposal.

First, the common definition of labor rights is too broad to use in support of the Proposal without an explanation. As mentioned, the Proposal relates to the rights of employees to unionize and bargain collectively; it is in no way connected to "forced or compulsory labor," "child labor," or "discrimination." Accordingly, the Proposal only concerns a small subset of labor rights. Consequently, where used in the Supporting Statement, the use of the term "labor rights" is an overly inclusive term, which is misleading under Rule 14a-8(i)(3). *See generally Organogenesis, Inc.,* (Apr. 2, 1999) (permitting exclusion where company argued scope of the term "management" was unclear); *American Electric Power Co, Inc.* (avail. Dec. 22, 1992) (commenting that the term "consultant" "covers a broad spectrum of persons" and noting that the proposal should be revised to refer to the "compensation of executives"); *Firestone Tire & Rubber Co.* (avail. Nov. 2, 1978) (noting a proposal "may be misleading to the extent that it does not define the terms 'fair return' nor does it indicate the period of time embraced by the language 'recent years.'").

Second, equating "human rights" to "labor rights" indirectly impugns Marriott by suggesting that Marriott is somehow involved in human rights violations instead of collective bargaining and other union negotiations. Furthermore, the use of these terms improperly suggests that the Proposal has some bearing on "human rights". Thus, the use of the term "human rights" in this context is clearly overbroad and misleading to investors.

Finally, the use of the phrases "labor rights" and "human rights" interchangeably throughout the Supporting Statement suggests that these two phrases have identical meanings. But, as noted above, a simple survey of a source HERE International itself cites confirms the common understanding that these terms are different and demonstrates that each term, when used by HERE in this manner, may mislead stockholders.

ii. HERE International's Allegation That The Inclusion Of The Proposal Will Increase The Attractiveness Of Marriott Stock To Institutional Investors Is HERE International's Opinion And A Gross Generalization Of The Facts.

The Supporting Statement alleges that "[t]he adoption of and enforcement of an effective code of conduct would increase attractiveness of the institutional investor community." This statement implies that Marriott is unattractive to institutional investors, in particular to pension funds. HERE International bases this blanket statement on the assertion that "two large pension funds have adopted responsible contractor and workplace guidelines." First, HERE International neither identifies these institutional investors nor describes the policies in sufficient detail for stockholders to ascertain whether these alleged "guidelines" are similar to the Proposal. Moreover, HERE International does not indicate whether these unidentified pension funds currently own Marriott stock. This aside, basing this conclusion on the actions of two pension funds is a gross over-generalization. Indeed, evidence contradicts this implication that institutional investors, including pension funds, find Marriott stock unattractive. Therefore, HERE International's assertions regarding institutional investors are unfounded, false and misleading and must be excluded.

D. The Proposal And Supporting Statement Are Vague And Indefinite, Rendering Them False And Misleading In Violation Of The Proxy Rules And Excludable Pursuant To Rule 14a-8(i)(3).

The Staff consistently takes the position that a company may omit a proposal from its proxy materials pursuant to Rule 14a-8(i)(3) where the proposal is vague, indefinite and therefore potentially misleading. *See Ann Taylor Stores Corp.* (avail. Mar. 13, 2001) (finding a proposal calling for the implementation of five ILO principles vague, indefinite and therefore misleading). A proposal is sufficiently vague and indefinite, where, as here, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." *Bristol-Meyers Squibb Co.* (avail. Feb. 1, 1999).

The Proposal is vague, indefinite and misleading because, from the face of the Proposal, stockholders cannot determine what they are being asked to consider and upon what they are being asked to vote. As noted above, the Proposal requests "shareholders to urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") conventions on workplace human rights . . .," including ILO Conventions 87, 98 and 135. As drafted, the Proposal appears to require Marriott to develop a workplace code of conduct based on all of the more than 180 ILO Conventions. Consequently, even if a stockholder agrees in principle with the three ILO conventions, that same stockholder may not know of or concur with each of the more than 180 Conventions not described. Moreover, even if HERE International only intended that the code be based on the three cited Conventions – an interpretation that is not apparent from the face of the Proposal – HERE International's simple reference to the ILO Convention number does not adequately describe the scope of the cited Conventions. *See TJX Cos., Inc.* (avail. Mar. 14, 2001) (concurring with the omission of a stockholder proposal as vague and indefinite where the proposal "ask[ed] the Company to commit to implementation of a workplace code of conduct based upon the five [ILO] principles specifically set forth in the Proposal . . ." and where ILO

Conventions 87, 98 and 135 were described identically to their descriptions in the Proposal); *Ann Taylor Stores Corp.* (avail. Mar. 13, 2001). Furthermore, HERE International's summary of the cited ILO Conventions does not provide stockholders with a sufficient description of the Convention's contents. Each convention, which HERE International has collectively summarized in 42 words, is comprised of many articles. For example, Convention 87 consists of 21 articles, Convention 98 consists of 16 articles, and Convention 135 consists of 17 articles. Thus, HERE International's description of the cited Conventions consists of less than one word for each article. In addition, the Conventions are drafted for adoption by nations, not corporations; it is therefore unclear how, if the Proposal is adopted, the Conventions are to apply to Marriott. Under these circumstances it is impossible for stockholders and Marriott to comprehend what actions are necessary to implement the Proposal. Moreover, the Conventions cited will place numerous affirmative obligations on Marriott which stockholders could not reasonably anticipate from reading the Proposal and Supporting Statement given the extremely limited description provided by HERE International.

Unless a stockholder independently researched these conventions, that stockholder would be unaware that the Proposal may require Marriott to undertake affirmative obligations, nor would that stockholder be aware of the difficulty Marriott will face adapting ILO Conventions to its unique position. Hence, only by reading the text of each and every Article of each of these Conventions (all Conventions if the Proposal is meant to require a code of conduct based on the more than 180 ILO Conventions) will a stockholder truly understand the impact of what they are being asked to vote upon.

In sum, as discussed in Subsections A., B., C. and D., we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis. However, if the Staff were to depart from the above statements in SLB 14 in responding to this letter, we believe that the Proposal and Supporting Statement nonetheless would have to be substantially revised before it could be included in Marriott's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

III. Implementation Of The Proposal By Marriott Would Be Contrary To Law In Violation Of Rule 14a-8(i)(2).

A company may exclude a proposal pursuant to Rule 14a-8(i)(2) "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." There are varied and contradictory laws in the United States and the 63 countries and territories in which Marriott operates relating to the principles set forth in the Proposal (regarding forming and joining trade unions, bargaining collectively, elimination of discrimination and union access to workplaces).

For example, in the United States, Section 8-501.20 of the 2001 Food Code, a reference distributed by the U.S. Food and Drug Administration (the "FDA") and used as a model by local, state and federal regulators in developing their own food safety rules (the "Food Code"), provides that a regulatory authority may issue an order to a food employee "who is suspected of being infected or diseased" that restricts areas of access or excludes the food employee from the premises.[9] *See* http://www.cfsan.fda.gov/~dms/fc01-8.html#8-5. Implementation of the Proposal would violate this requirement in those jurisdictions that have adopted this portion of the Food Code if such a food employee was a "[w]orkers' representative" as the Proposal cites the principle that such representatives "*shall have access to all workplaces* necessary to enable them to carry out their representation" (*emphasis added*).

Marriott is also subject to the laws of other countries and adoption, implementation and enforcement of a workplace code of conduct based on the principles enumerated in the Proposal would cause Marriott to violate those laws. As discussed in Section II.B., by way of example, independent trade unions are illegal in China and Indonesia, Saudi Arabia outlaws workers' associations and strikes and in the United Arab Emirates foreigners can be deported for striking and inciting others to strike. *See* Note 7.

Finally, the Note to Rule 14a-8(i)(2) states that the Staff "will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law." The Note is inapplicable to this situation as we are not aware of any state or federal law that requires U.S. companies operating abroad to abide by the requirements set forth in the Proposal.

IV. The Proposal Micro-Manages Marriott's Operations Under The "Ordinary Business" Rule Analysis.

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the SEC in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

---

[9] According to the FDA, "[t]he Food Code is updated every two years, to coincide with the biennial meeting of the Conference for Food Protection . . . a group of representatives from regulatory agencies at all levels of government, the food industry, academia, and consumer organizations . . . ." *See* http://www.cfsan.fda.gov/~dms/foodcode.html. The 1997 Food Code and the 1997 Food Code contain this Section 8-501.20. According to the FDA, as of December 21, 1999, twenty-two jurisdictions or agencies have adopted either the 1997 or the 1999 Food Code and another twenty-eight were close to adopting a version of the Food Code. *See* http://www.cfsan.fda.gov/~ear/fcadopt.html.

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (avail. May 21, 1998) (the "1998 Release").

Marriott believes that implementation of workplace policies based on the lengthy and detailed precepts of the ILO Conventions – be it the three Conventions cited in the Proposal or the more than 180 ILO Conventions, depending on how one interprets the Proposal – reflects HERE International's attempts to micro-manage Marriott's dealings with its employees. Specifically, Marriott employs more than 154,000 individuals at over 2,300 operating units worldwide. Implementation of workplace policies at an organization as large as Marriott will require significant research on the laws of various countries and the development of methods and timelines for phasing in procedures throughout Marriott's global operations. As such, the Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, [are] not be in a position to make an informed judgment." Furthermore, the Proposal does not involve any "sufficiently significant social policy issues," notwithstanding the Proponent's attempts to bootstrap the Proposal by vague references to "human rights" and "labor rights".

Finally, the Staff has consistently taken the position that matters dealing with employee relations, practices and policies, and the relationship with unions are not proper for stockholder action because they are part of the company's day-to-day operations. *See, e.g., Modine Manufacturing Co.* (avail. May 6, 1998) (proposal to form committee to develop corporate code of conduct addressing right of employees to organize and maintain unions held excludable as relating to "ordinary business"). The Proposal, which deals exclusively with Marriott's relationship with its employees and unions representing them, falls squarely within this precedent. *See, e.g., Capital Cities Communications, Inc.* (avail. Mar. 16, 1983) (finding labor negotiations constituted matters within the company's ordinary business). The Staff also has previously concurred that stockholder proposals which address a laundry list of activities, like the multiple ILO Conventions, are excludable if one of the activities affected by the proposal involves the company's ordinary business operations. *See, e.g., Chrysler Corporation* (avail. Mar. 18, 1998) (Staff concurred that a proposal requesting that the company review and report on a code of conduct could be excluded because one aspect of the conduct review related to ordinary business matters). Therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(7) of the proxy rules.

***

We would be happy to provide you with any additional information, including any documents cited herein but not included as exhibits, and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Dorothy M. Ingalls, Marriott's Corporate Secretary and Senior Counsel, at (301) 380-8999, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Attachments

cc: Hotel Employees & Restaurant Employees International Union

Supporting Materials Filed by
Gibson, Dunn & Crutcher LLP
on behalf of
Marriott International, Inc.

Relating to the Stockholder Proposal
of the Hotel Employees & Restaurant
Employees International Union

January 7, 2002

Exhibit A

Hotel Employees & Restaurant Employees International Union AFL-CIO, CLC

1219 28TH STREET N.W. WASHINGTON, D.C. 20007 202-393-HERE 202-393-4373 FAX 202-333-0468

JOHN W. WILHELM
PRESIDENT

SHERRI CHIESA
SECRETARY-TREASURER

RON RICHARDSON
EXECUTIVE VICE PRESIDENT

October 22, 2001

Corporate Secretary
Marriott International, Inc.
Department 52/862
Marriott Drive, Washington, D.C. 20058.

By UPS and facsimile: (301) 380-3967

Re: Shareholder proposal for 2002 annual meeting

Dear Sir or Madame:

On behalf of the Hotel Employees and Restaurant Employees International Union ("HERE"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Marriott International, Inc. ("Marriott") plans to circulate to shareholders in anticipation of the 2002 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it proposes that the board of directors adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's Conventions on workplace human rights.

HERE, which is located at 1219 28th Street, Washington DC, 20007, is the owner of record of 70 shares of Marriott common stock. HERE has thus owned shares worth at least $ 2000 for over a year and plans to continue ownership through the date of the 2002 annual meeting, which a representative is prepared to attend.

If you require any additional information, please call me at 202-661-3692.

Sincerely,

Chris Bohner
Senior Research Analyst

RESOLVED

The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).
2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

SUPPORTING STATEMENT

The success of Marriott International's business depends on consumer and governmental goodwill. According to Marriott's 2000 annual report, the Company's growth "is fueled by customer preference for our hotels and by owner and franchisee demand for our brands." Since the Marriott's brand name is one of the Company's most significant assets, Marriott would benefit from adopting and enforcing a code of conduct based on ILO conventions that would ensure that the Company is not associated with human rights violations in the workplace. Such action would protect the Company's brand name and/or its relationships with its customers and the numerous governments under which the Company operates and with which it may do business.

The risk that Marriott could be associated with workplace human rights violations is potentially high. For example, Marriott International manages and/or franchises hotels in Burma, China, Saudi Arabia, Qatar, and the United Arab Emirates where, according to the United States Department of State and International Confederation of Free Trade Unions, labor rights are not adequately protected by law and/or public policy.

In addition, Marriott's respect for labor rights has been questioned in the United States. For example, in a report published in 2000, Human Rights Watch cited the Company's labor dispute at the San Francisco Marriott Hotel as a case study of "violations of workers' freedom of association." The San Francisco property is currently the subject of a boycott.

Also, institutional investors are increasingly concerned with the impact of company workplace practices on shareholder value. At least two of the world's largest pension funds have adopted responsible contractor and workplace practice guidelines. The adoption and enforcement of an effective code of conduct would increase attractiveness to the institutional investor community.

We urge you to vote FOR this resolution.

EXHIBIT B

Materials Describing HERE's Activities
Both At The San Francisco Hotel and Generally

TABLE OF CONTENTS

1

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HERE Hotel Employees and Restaurant Employees



About HERE

ABOUT HERE
HOTEL GUIDE
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• History • Benefits • Profile • Bio's
• Locals • Districts • Activities

HERE Activities

The Hotel Employees and Restaurant Employees International Union and its affiliated Local Unions have been quite active recently.

- There have been several organizing victories, including Local 226's historic win at the Bellagio Hotel and Casino in Las Vegas and Local 1's victory at Trump Casino and Buffington Harbor in Indiana.
- Organizers throughout the Midwest attended the Midwest Organizing Seminar, in which they exchanged ideas and participated in workshops.
- A major rally and demonstration in San Francisco in support of the San Francisco Marriott workers was held recently in which more than 500 people took to the streets.
- Various Local Unions continue active boycotts against hotels they view as unfair to workers.

There are activities planned for the coming months in which we will keep you updated on.

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BOYCOTT
San Francisco 4th Street
MARRIOTT



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Customers Beware: Why You Shouldn't Cross a Picket Line to Get to Your Hotel in SF!

This site is to inform potential customers that the San Francisco Marriott Hotel is involved in a 5-year labor dispute, and a boycott of the hotel has been underway since September 2000. Because hotel accommodations can make or break travel and meeting arrangements, it is crucial that you know that this fight, and specifically the boycott, has been **extremely disruptive** for the hotel's guests.

The Marriott on Fourth Street is the site of the longest running labor dispute in San Francisco. When the City of San Francisco allowed Marriott International to build on its property in 1980, one of the conditions was that Marriott not actively oppose unionization. The hotel opened in 1989, and Marriott has yet to abide by this agreement. Nevertheless, HERE Local 2 won legal recognition in 1996 after a vast majority of workers chose to be represented by the union. Unfortunately, the workers still do not have a contract because management refuses to resolve issues important to them.

The National Labor Relations Board (NLRB) is currently prosecuting the hotel for nearly 100 violations of the National Labor Relations Act. These violations were part of Marriott's concerted effort to prevent workers from organizing to have a voice at work.

In the face of the anti-union campaign run by Marriott management, workers remain strong and united. They continue to wear buttons, attend rallies, hold cafeteria events, and have recently held a 2-day strike and four 2-day "work and walk" protests. Because management responds only to economic pressure, we ask customers and potential customers not to patronize this hotel until the workers have a contract. Unfortunately for its guests, management at the Marriott is likely to tell you, "the contract is almost done" or "the inconvenience will be minimal," but this is not true. Patrons of the San Francisco Marriott Hotel will continue to be inconvenienced until the workers gain a fair contract.

Home Search Contact
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Call to Action

ABOUT HERE
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JOBS AT HERE
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JOINING HERE

• Boycott List • Organize Your Workplace
• Register to Vote • Become a Citizen

Boycott List - Do Not Patronize These Properties!

Labor disputes sanctioned by HERE and its Local Unions are currently in progress at the following properties. Do not patronize these establishments. Please use our hotel guide to find a hotel staffed by HERE members to stay at on your travels.

BRITISH COLUMBIA

Local 40, Vancouver
Italian Cultural Centre - Vancouver

CALIFORNIA

Local 2, San Francisco
San Francisco Marriott Hotel - San Francisco
Sir Francis Drake Hotel - San Francisco

Local 11, Los Angeles
New Otani Hotel and Garden - Los Angeles

Local 30, San Diego
Mission Valley Hilton - San Diego
San Diego Princess - San Diego
Sheraton Harbor Island West - San Diego
Westgate Hotel - San Diego

Local 49, Sacramento
Doubletree Hotel - Sacramento
Hyatt Regency Hotel - Sacramento
Red Lion's Sacramento Inn - Sacramento

Local 483, Monterey
Monterey Plaza Hotel - Monterey

Local 2850, Oakland
Lafayette Park Hotel - Lafayette
Spenger's Fish Grotto - Berkeley

CONNECTICUT

Local 217, Hartford/New Haven
Four Points by Sheraton - Waterbury

FLORIDA

Local 55, Orlando
The Grosvenor Hotel - Lake Buena Vista

ILLINOIS

Local 1, Chicago
Lettuce Entertain You Restaurants - Chicago

THE SAN FRANCISCO MARRIOTT

Dear Valued Customer:

As you may be aware, the hotel has been informed that a significant labor union demonstration will take place on Tuesday, July 31 from 6 A.M. to 10 P.M.

Our information indicates that the group intends to create a noisy disruption. We are unable to prevent such an occurrence because the demonstration is being conducted within the guidelines of the law. We want to stress that this is a demonstration and not a strike.

Please be assured that we are doing everything we can to ensure that your visit goes smoothly. During the rally, please feel confident that all activities will be closely controlled by both the San Francisco Police Department and our own security department. Your security and safety are our number one priority.

The hotel is currently in negotiations with Hotel Employees & Restaurant Employees International Union, Local 2. Marriott pays some of the highest wages in the city and offers a benefit package that is commensurate, if not better than what the union offers. It is important to note that our employees are not on strike, and the vast majority of the people who are involved in the union activities are from other hotels in the city.

We are disappointed that the union has chosen this course of activity, but I want to assure you that our primary focus is on providing you with the level of comfort and service you have come to expect and deserve from Marriott. We remain committed to delivering the level of personal service that has helped us to win numerous awards over the years, including the coveted AAA Four Diamond Award. Marriott has also been recognized by Fortune Magazine for the last three years as one of the top 50 companies to work for.

If you have any questions, or if there is anything we can do to make your stay more enjoyable, please do not hesitate to call my office.

Sincerely,

Kristine K. Gagliardi
General Manager

55 Fourth Street San Francisco, California 94103
(415) 896-1600 Fax: (415) 777-2799

BOYCOTT San Francisco 4th Street MARRIOTT


NO PEACE!

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- **Twenty-year struggle.** In 1980 when Marriott was chosen to develop the San Francisco convention center hotel, the notoriously anti-union company promised the City of San Francisco and HERE Local 2 that it would not fight unionization. Twenty years later, the company is still refusing to sign a fair union contract with its employees.

- **Union wins recognition.** In October 1996, shortly after the end of Marriott's protracted legal battle to renege on that commitment, Local 2 was certified to represent 900 Marriott workers. Contract negotiations began shortly thereafter and quickly stalled.

- **Marriott's anti-union campaign.** Instead of signing a contract, the hotel has conducted a campaign to get rid of the union, which has included illegally denying wage and benefit improvements to only workers represented by Local 2, bargaining in bad faith, discriminating against employees because of union activity, and holding mandatory meetings urging workers to decertify the union.

- **Federal government indicts Marriott.** Following a 33-month investigation, the federal government indicted the Marriott in July 2000 for severely violating labor law.

- **Marriott makes $1.5 million payment to workers.** In September 1998, as the federal government continued its investigation of the hotel's numerous violations of labor law, Marriott attempted to defuse the pending charges by paying an $1.5 million in back payments and additional benefit improvements the company had initially denied. Workers remain clear that their work with the union and the impending charges at the National Labor Relations Board were responsible for Marriott's sudden change of heart.

- **Marriott workers are strong.** Marriott workers have participated in an escalating campaign to get a fair contract, which has included numerous 2-day, 16-hour "work and rally" actions, a 2-day strike, and picketing at the hotel up to three times a week; wearing large union buttons on the job; a "teach-in" in the employee cafeteria to educate workers about Marriott's illegal campaign; a "sit-in" in the hotel lobby, during which SF Board Supervisor Tom Ammiano and 51 other protesters were arrested; and a 1,250-person demonstration in front of the hotel on November 17, 1998, during which AFL-CIO President John Sweeney and 149 other protesters were arrested.

Click here for a list of San Francisco union hotels.

6

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San Francisco 4th Street
MARRIOTT


BOYCOTT
MARRIOTT

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Page 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | 19

UNITED STATES OF AMERICA

BEFORE THE NATIONAL LABOR RELATIONS BOARD

REGION 20

MARRIOTT INTERNATIONAL, INC., d/b/a
SAN FRANCISCO MARRIOTT HOTEL

and

HOTEL EMPLOYEES AND RESTAURANT EMPLOYEES UNION LOCAL 2, HOTEL EMPLOYEES AND RESTAURANT EMPLOYEES INTERNATIONAL UNION, AFL-CIO	Cases	20-CA-28111 20-CA-28443 20-CA-28921 20-CA-28934 20-CA-28941 20-CA-29307-1
ALVIN PAEZ, an Individual		20-CA-28159

ORDER CONSOLIDATING CASES, CONSOLIDATED COMPLAINT AND NOTICE OF HEARING

Hotel Employees and Restaurant Employees Union Local No. 2, Hotel Empl and Restaurant Employees International Union, AFL-CIO, herein called the Union, has char Cases 20-CA-28111, 20-CA-28443, 20-CA-28921, 20-CA-28934, 20-CA-28941 and 20-CA29307-1, and Alvin Paez, an Individual, has charged in Case 20-CA-28159, that San Fra Marriott Hotel, herein described by its correct name, Marriott International, Inc, d/b/a San

Francisco Marriott Hotel, and hereinafter called Respondent, has been engaging in unfair lal practices as set forth in the National Labor Relations Act, 29 U.S.C., Sec. 151, et seq., here called the Act. Based thereon, and in order to avoid unnecessary costs or delay, the Genera Counsel, by the undersigned, pursuant to Section 102.33 of the Rules and Regulations of th National Labor Relations Board, herein called the Board, ORDERS that these cases are consolidated.

BOYCOTT
San Francisco 4th Street
MARRIOTT



Who We Are

LOCAL 2

Hotel Employees & Restaurant Employees International Union (HERE), AFL-CIO has worked to give employees a fair way to choose a union and to get a fair union contract. Local 2 is the city's largest private sector union with over 9,000 members, representing 80 percent of the housekeepers, food and beverage workers, telephone operators and baggage handlers in San Francisco's full-service hotels.

To contact us, click here.

(8)

Marriott Protest -- Scores Arrested

Wednesday, November 18, 1998
San Francisco Chronicle
CHRONICLE SECTIONS

Ilana DeBare, Chronicle Staff Writer

More than 150 San Francisco hotel workers and other labor activists were arrested yesterday evening, in a large and spirited demonstration aimed at pressuring the San Francisco Marriott into signing a union contract.

AFL-CIO President John Sweeney was among those arrested at the protest, which blocked Fourth Street for most of rush hour.

San Francisco police estimated the overall crowd of protesters at between 1,000 and 1,200 people.

``We won't rest until Marriott follows the basic rules and community standards that the rest of San Francisco accepts," Sweeney said shortly before sitting down with other protesters to block Fourth Street.

``We've had almost 100 bargaining sessions without a contract," Marriott waiter Ramon Guevarra told the cheering crowd. ``We're sick and tired of it, and we're not going to take it anymore."

San Francisco labor activists have been trying to win a contract at the Marriott since the hotel opened nine years ago. Local 2 of the Hotel & Restaurant Employees Union has been bargaining with the company for the past two years, but talks have stalled over work rule issues.

Local 2 wants the Marriott to accept the same rules for seniority, scheduling and retirement that govern all other major downtown hotels. But Marriott has refused to accept the terms of the citywide contract, saying they would make it hard to deliver good service.

``The union would like to impose outmoded work rules that would hamper our ability to serve our guests," said Marriott spokesman Sam Singer.

The stakes in the Marriott fight will rise even higher in coming months as the city's other downtown hotels approach the end of their current union contract in August.

``If Marriott gets away with this -- no seniority rules, no scheduling rights -- all the rest of the hotels next August are going to want the same thing," said the hotel union's international president, John Wilhelm, who also was arrested yesterday.

Union supporters have been holding rallies outside the Marriott nearly every other week for the past year. But yesterday's 150-person arrest was the biggest act of civil disobedience so far in the Marriott dispute.

Police officers escorted the protesters off the street peacefully, while the crowd waved banners saying, ``Contract Now!" and chanted, ``No contract, no peace."

Earlier in the day, Sweeney appeared at a rally of several hundred unionized broadcast workers outside KGO-TV. Camera operators and other members of the National Association of Broadcast Employees & Technicians have been locked out of their jobs at ABC-owned TV stations since they held a 24-hour strike on November 3.

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WORKERS STRIKE FOR TWO DAYS AT S.F. HOTEL BENEFITS ARE POINT OF CONTENTION IN CONTRACT TALKS WITH MARRIOTT

Published: Monday, July 31, 2000 Edition: Morning Final Section: Local Page: 1B

Source: BY MIKE ZAPLER, Mercury News

After nearly four years of fruitless contract negotiations anddozens of complaints about unfair labor practices, workers at the San Francisco Marriott launched a two-day strike early Sunday against the towering downtown hotel.

"San Francisco should beware, Marriott hotel is unfair!" about 100 union picketers yelled at a noon rally outside the hotel entrance on Fourth Street between Market and Mission streets. Hotel guests bobbed and weaved their way to taxis, the occasional driver honked a horn in support, and camera-carrying tourists seemed unfazed by the spectacle.

The strike started at 4 a.m. Sunday and is expected to last until midnight tonight. It was timed to coincide with a Thursday complaint by the National Labor Relations Board alleging more than 80 violations of federal labor laws by the hotel over a three-year period. The hotel denies the charges, which are scheduled for a hearing in November before an administrative law judge.

"It's time to put the pressure on and turn up the heat," said Valerie Lapin, spokeswoman for the Hotel Employees and Restaurant Employees Union, Local 2. "Four years is a long time to go without a contract."

Unable to provide a precise figure, Lapin said most of the hotel's approximately 900 union employees are participating in the strike. The 1,500-room hotel has about 1,100 workers.

Marriott spokesman Marcus Young called the strike an unfortunate situation but said it was not, as of Sunday afternoon, having much of an impact.

"We're still moving forward and offering the same service as always," he said. 'It has not affected our operations internally. What it is doing is creating some disruption for our guests."

Marriott hotels across the country typically do not have union employees. When workers at the San Francisco hotel organized in 1996, it was the first time that one of the chain's properties had been unionized starting from scratch.

Marriott has purchased several unionized hotels that have remained that way, Young said. There are 356 Marriott hotels, resorts and suites worldwide, 248 in the United States.

Cesar Barrientos, a 30-year-old banquet worker who has worked at the San Francisco Marriott for six years, said there was a noticeable change in atmosphere after the union was recognized in 1996.

"They used to be really nice," he said. Then, Barrientos said, the hotel implemented a system of pooling workers' tips -- and his pay took a dive.

"This strike is affecting me a lot," he said, noting that he was scheduled to work Sunday and today. "But we have to fight for what's right."

Hotel managers are not opposed to the union itself, Young said. What they want to prevent, he said, are antiquated, nonsensical work rules that inflate the cost of doing business.

Under one provision Young said the union is seeking, a cook could not clean up his or her own spill. Asked for other examples, he said could not think of any offhand.

"You think we'd go on strike because someone doesn't want to bend down and clean up a spill?" Lapin responded. "That's laughable."

So what is at issue? Both sides agree it's not pay, which meets or exceeds that of other major San Francisco hotels.

Instead, union representatives say they oppose what they call the hotel's meager retirement benefits and weak job protections. They also want the hotel to increase the length of dishwashers' shifts so they qualify for medical coverage; to guarantee that it won't subcontract food and beverage operations; and to contribute to a fund to help treat union members who contract the HIV virus.

Local 2 also alleges that the hotel has tried to break the union by withholding raises and benefits for its members, and in some cases even firing them. The charges, which Young said the hotel will vigorously contest, are detailed in the labor relations board complaint issued, according to Local 2, after a 33-month investigation.

It's unlikely, however, that all -- or even most -- of the charges will stick. According to the labor relations board, of the 35,000 charges filed each year, approximately one-third are found to have merit, and 90 percent of those are settled.

Lapin said Local 2 has not scheduled another strike, but she predicted that others would follow until a contract settlement is reached.

10



News and Information

LOCAL 2, SAN FRANCISCO: Marriott Rally Draws Hundreds To Street

In an act of peaceful civil disobedience in front of the Marriott Hotel in San Francisco, some 150 Local 2 members and labor activists were arrested November 17 as part of a massive rally in support of Marriott workers' attempt to gain a first-time contract with the hotel.

Among those arrested was AFL-CIO President John Sweeney, HERE General President John W. Wilhelm and Local 2 President Mike Casey.

San Francisco police estimated the crowd of demonstrators at 1,250.

Local 2 has been trying to gain a contract for the Marriott workers since the hotel opened nine years ago. Marriott refused to recognize the original card check agreement and after several years of legal battles a new card check agreement was reached. In September 1996 the workers overwhelmingly chose Local 2 as their bargaining representative.

However, bargaining for a contract stalled and Local 2 has been holding rallies and demonstrations in front of the hotel nearly every other week for more than a year. None as big as November's rally.

Waving "Contract Now" banners and chanting "No Contract, No Peace!", the protesters sat down on Fourth Street and blocked rush-hour traffic.

"We won't rest until Marriott follows the basic rules and community standards that the rest of San Francisco accepts," Sweeney told the crowd before the sit-down protest.

"We're sick and tired of it, and we're not going to take it anymore," said Marriott waiter Ramon Guevarra, referring to the numerous bargaining sessions that have failed to produce an agreement.

11

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(12)



Convention Resolutions

Organizing

- HEREIU and its Local Unions commits to a goal of organizing 18,000 new workers per year, and that each Local Union set a goal of organizing its proportional share of this 18,000 worker goal.
- HEREIU continues to work closely on organizing with SEIU and to renew and extend the HERE/SEIU Organizing Agreement.
- HEREIU encourages and supports HERE in Canada with organizing efforts and training of immigrant rank-and-file members, and to reform Canadian laws and regulations relating to immigrants in Canada.
- HEREIU shall increase involvement in Canada with respect to reaching out to students and young workers.
- HEREIU shall continue to work with Local Unions to develop and coordinate strategic multi-local organizing focusing on specific employers and industry sectors, and that Local Unions are strongly encouraged to actively participate in these campaigns.

Immigration and Civil Rights

- HEREIU joins the AFL-CIO in calling for a new legalization program, allowing undocumented immigrants to adjust their status in an inexpensive and expedited citizenship process; and HEREIU will undertake efforts to educate and train immigrant workers.
- HEREIU forms a permanent Immigration and Civil Rights Committee to make recommendations on dealing with such issues.
- HEREIU initiates and leads an "Immigration Freedom Ride" to Washington, D.C. in the fight for legalization and immigrant rights.
- HEREIU is committed to organizing immigrant workers, to political action necessary to protect the rights of immigrant workers who want to organize, and to taking steps to ensure participation and membership among immigrant workers.
- HEREIU will aggressively recruit and train members from the rank-and-file who represent women and men of all racial, ethnic, national, and religious heritages to attain leadership positions at all levels of the Union.

- HEREIU challenges employers to hire African Americans, and HEREIU commits to working alongside civil rights leaders and organizations in the fight for racial diversity and equal opportunity in the workplace.
- HEREIU continues to strengthen and develop new working relationships with civil rights and immigrant rights organizations to advance social change.

Legislation and Politics

- HEREIU urges all Local Unions to negotiate TIP (political contributions) check-off language into all collective bargaining agreements and encourages participation of all HERE members, Local Union officers and staff, and International Union officers and staff to make voluntary contributions through payroll deductions to the TIP fund.
- HEREIU calls on Local Unions to adopt political and civic participation programs as a means to empowering all workers and their communities, and HEREIU and Local Unions actively endorse federal and state immigrant rights legislation.

Strategic Research

- HEREIU and Local Unions shall continue to expend resources to build an ever-stronger Research Department.
- HEREIU and Local Unions shall increase their exchange of information about key industries and the potential role of strategic research and coordinated strategic campaigns for organizing in those industries.

Leadership Development

- HEREIU shall adopt skills training programs for new and current members, and commit resources for such programs as a part of the Union's institutional structure for organizing and growth.
- HEREIU shall invest significant time and resources for recruitment, training and development of leadership, and that it will encourage rank-and-file leaders to participate at a high level.

Small Locals

- HEREIU shall create a program directed towards the needs of small Local Unions that will help with organizing, training, legal consultation and other activities.

Communications

- HEREIU shall initiate a multi-year program to improve communications at all levels aimed at knitting together Local Unions into a more unified international organization, and that all Local Unions begin to communicate on a consistent basis with their membership, and that all forms of communication should be delivered in the appropriate languages.

International Affairs

- HEREIU and its International Affairs Department shall be expanded to provide necessary additional support for organizing and negotiating and solidarity work throughout North America and the world.

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News and Information

Convention News

With a theme of "New Voices, New Directions," the 43rd HERE General convention took a giant step towards the Union's future. Major changes were made to the General Executive Board and to HERE's Constitution. Changes were evident on the convention floor as well. More than 400 delegates representing Local Unions from across the United States and Canada reflected the diversity of the Union's membership. Meeting in Los Angeles, California, at the Century Plaza Hotel, July 15-19, convention delegates celebrated past achievements and acknowledged the challenges facing the Union ahead. They elected new leaders and restructured the Union by passing important constitutional changes. Delegates also heard speeches from labor leaders and elected officials. However, the most passionate voices came from rank-and-file members and delegates.

Please check out the following links to learn more about the convention:

- Excerpts from President Wilhelm's keynote address
- The new General Executive Board
- Chiesa Elected Secretary-Treasurer
- Hansen Retires
- Convention Resolutions

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

March 5, 2002

Direct Dial
(202) 955-8671

Client No.
C 58129-00032

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of the Hotel Employees & Restaurant Employees International Union*

Ladies and Gentlemen:

We have received, courtesy of your office, a copy of the response of the Hotel Employees & Restaurant Employees International Union (the "Proponent"), dated January 31, 2002 (the "Response"), to our letter to you dated January 7, 2002. In our January 7, 2002, letter (the "Exclusion Request"), we asked, on behalf of our client Marriott International, Inc. ("Marriott"), that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proponent's shareholder proposal and accompany supporting statement (collectively, the "Proposal") may properly be omitted from Marriott's proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (such materials, the "2002 Proxy Materials") for the reasons set forth therein. We wish to reiterate each of the bases for exclusion set forth in the Exclusion Request and, with this letter, to address certain aspects of the Response.

As an initial matter, we wish to point out that, while the Proponent's Response to our initial no-action request was submitted to the Staff on January 31, 2002, we and Marriott did not receive a copy of the Response from the Proponent and were not aware that the Proponent had submitted the Response until we inquired of the Staff. We note that the Proponent's Response does not indicate that it copies us or Marriott. As you are aware, Rule 14a-8(k) states that a proponent "may submit a response" but requires that any such response be submitted to the Staff "along with a copy to the company." This point is reiterated in Staff Legal Bulletin 14, which states, "Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests." We regret that the

Proponent's failure to comply with Rule 14a-8(k) (whether intentionally or inadvertently) has resulted in unnecessary delay in the Staff's processes.

I. Rule 14a-8(i)(4)

A. Personal Claim or Grievance

The Proponent suggests that Marriott has not demonstrated that the Proponent is motivated by a personal claim or grievance, citing the statement that the Proponent is a "separate entity" from its Local 2 ("HERE Local"). However, the fact that the Proponent may be a separate entity from its affiliated HERE Local does not refute the fact that the Proponent itself is substantially and directly involved in actions against Marriott and has publicly acknowledged that it has a grievance against Marriott. Among other direct evidence of its grievance:

- On the Proponent's website, under "Activities," the Proponent states, "The Hotel Employees and Restaurant Employees International Union [*i.e.*, the Proponent] and its affiliated Local Unions have been quite active recently" and, to support this statement, the Proponent cites "A major rally and demonstration in San Francisco in support of the San Francisco Marriott workers . . . in which more than 500 people took to the streets." (*See* Attachment A.)

- On the Proponent's website, under "Union Hotel Guide," the Proponent states, "Labor disputes sanctioned by HERE [*i.e.*, the Proponent] and its Local Unions are currently in progress at the following properties. Do not patronize these establishments." The Proponent prominently includes Marriott's San Francisco Marriott Hotel on the list of properties where it has "sanctioned" labor activities and the Proponent's webpage contains a direct link to the "Boycott San Francisco 4th Street Marriott" website. (*See* Attachment B.)

- On the Proponent's website, under "News & Information," the Proponent proudly announces that its General President John W. Wilhelm was arrested during a HERE protest at Marriott's San Francisco Hotel. (*See* Attachment C.)

- On the "Boycott San Francisco 4th Street Marriott" website, http://www.sfmarriottboycott.org, under "Who We Are" there is a link to the Proponent's website home page, not to HERE Local's website. (*See* Attachment D.)

- The Proponent's direct involvement in opposing Marriott is not limited to the San Francisco Marriott but also has involved other projects. For example, the HERE activities referenced in the newspaper article entitled "Marriott Hotels Approved in

> Monterey County, Calif." *See* Monterey County Herald, Dec. 5, 2001. (*See* Attachment E.)

In light of its active participation in actions against Marriott, the Proponent's suggestion that its involvement reflects an issue to which it is merely "personally committed or intellectually and emotionally interested" is disingenuous. Given the extent of this direct evidence and the fact (noted in the Exclusion Request) that the Proposal cites the Proponent's own boycott efforts against Marriott as support for the Proposal (albeit without acknowledging that it is the Proponent itself that advocates and sanctions the boycott), it is worth noting only in passing that the Proponent misstates the standard applied by the Staff under Rule 14a-8(i)(4). The Proponent states that the Staff has "generally" permitted exclusion pursuant to Rule 14a-8(i)(4) "only when the registrant proves intent through direct evidence that the proponent was motivated by a personal claim or grievance." In the context of shareholder proposals, as in other contexts under the securities laws, the Staff has recognized the difficulty of proving what "motivates" another person, and accordingly has permitted exclusion of proposals which on their face might have addressed permissible topics but for strong circumstantial evidence indicating that the proponent grievance has motivated the proposal. *See, e.g., Occidental Petroleum Corp.* (avail. Apr. 4, 1983) (permitting the exclusion under then Rule 14a-8(c)(4) of a proposal requiring a report on the employment of women and minorities where the proponent was "a woman and a member of a minority" and was terminated by the company.) Thus, "direct evidence" of a Proponent's motivation is a sufficient, but not necessary, condition to exclusion of a proposal under Rule 14a-8(i)(4).

B. <u>Personal Interest Which Is Not Shared by Other Shareholders at Large</u>

The Proponent, while sanctioning and advocating an economic boycott against Marriott and opposing Marriott's efforts to develop hotels around the country, claims that it has the same interests as Marriott's other shareholders. The Proponent further suggests that Marriott has not demonstrated that the Proposal is specifically related to the HERE local affiliate's litigation against Marriott. However, as noted in the Exclusion Request, HERE Local has brought charges before the National Labor Relations Board against Marriott in six cases between October 1997 and February 1999 (the "NLRB Litigation")[1] in the name of the "Hotel Employees and Restaurant Employees Union Local 2, Hotel Employees and Restaurant Employees International Union, AFL-CIO." A copy of the complaint in the NLRB Litigation is provided with this letter as Attachment F. The Proposal is specifically related to the NLRB Litigation, in that both the Proposal and the NLRB Litigation seek to address the same grievance. There is a close

---

[1] The NLRB Litigation was eventually consolidated into one case pursuant to an order from the NLRB dated July 27, 2000.

correlation between allegations in the labor complaint and the topics that the Proposal specifically requests that Marriott address in a workplace code of conduct, as demonstrated by the chart below which compares the objectives specifically addressed in the Proposal with certain allegations in the NLRB Litigation:

Subject of ILO Convention to be Addressed under Code of Conduct	Allegation in NLRB Labor Complaint (referenced by paragraph number)
"Workers shall have the right to form and join trade unions"	12(d): alleging that Marriott "impliedly threatened employees with unspecified reprisals for engaging in union activity"
	13: alleging that Marriott "threatened employees with unspecified reprisals for associating with members of the Union"
	15(b)(ii): alleging that Marriott "impliedly threatened employees with discharge because of their union activities"
	22(l): alleging that Marriott "engaged in conduct described above . . . because the named and other employees . . . joined, supported, and assisted the Union"
"Workers shall have the right to bargain collectively"	17: alleging that Marriott, through unnamed agents, "threatened employees with unspecified reprisals if they discussed on-going collective-bargaining negotiations"
	24(o): alleging that Marriott engaged in certain conduct "without affording the Union an opportunity to bargain . . . with respect to this conduct"
	30: alleging that Marriott "has been failing and refusing to bargain collectively"
"Workers' representatives shall not be the subject of discrimination"	9: alleging that Marriott "selectively and disparately prohibited employees from wearing more than one union button, while permitting the wearing of more than one nonunion button" (*see also* paragraph 12(n))
	29: alleging that Marriott "has been discriminating" through certain alleged activities that purportedly were

	addressed against employees because they "joined, supported, and assisted the Union and engaged in concerted activities" (*see* paragraph 22)
"Workers' representatives shall have access to all workplaces necessary to enable them to carry out their representative functions"	11: alleging that Marriott "selectively and disparately prohibited employees from distributing pro-Union leaflets at the door into the Bistro 3 employee cafeteria" (*see also* paragraph 12(f))
	12(c): alleging that Marriott "by oral announcements, promulgated and since then has maintained a rule prohibiting its employees from engaging in union solicitations and distributions" on certain parts of Marriott's premises
	19: alleging that Marriott acted "selectively and disparately by prohibiting union solicitations and distributions while permitting nonunion solicitations and distributions" on its premises

With respect to pending NLRB Litigation, the Staff has long recognized that Rule 14a-8(i)(4) (along with its predecessor 14a-8(c)(4)) is not intended to provide an alternate forum in which a litigant involved in pending litigation against a company can advance its personal interests in its lawsuit. *See, e.g., KeyCorp.* (avail. Feb. 22, 2001); *Xerox Corp.* (avail. Mar. 2, 1990). The Proposal is integrally related to the NLRB Litigation because both specifically seek to allow HERE to engage in specific conduct that HERE alleges Marriott currently prohibits it from pursuing.

The benefit that the Proponent seeks to gain via the Proposal (*i.e.* increased ability to pursue organizing efforts on Marriott's premises and to promote unionization activities) will address allegations raised in the NLRB Litigation, but will not be shared by other Marriott shareholders. As in other similar no-action requests granted by the Staff, the Proposal is another tactic by the Proponent to further a personal interest that it has pursued over the years through lawsuits, boycotts and protests. *See, e.g., Merck & Co., Inc.* (avail. Feb. 7, 1994) (permitting the exclusion of a union shareholder proposal designed to increase the hiring by the registrant of the union's membership). While the Proponent attempts to cite benefits in its supporting statement that might arguably be of general interest to all shareholders, these statements should not permit a shareholder proposal designed to promote specific activities unique to the Proponent to avoid exclusion pursuant to Rule 14a-8(i)(4).

II. Rule 14a-8(i)(3)

A. Applicability of the ILO Conventions to Corporations

The Proponent claims that the conventions of the International Labor Organization (the "ILO Conventions") are applicable to multinational corporations as a result of a "Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy" (the "Declaration of Principles"). The Proponent fails to point out that the Declaration of Principles is a separate set of principles from the ILO Conventions. Because, as stated in the Exclusion Request and acknowledged in the Response, the ILO Conventions were drafted for adoption by nations,[2] the Declaration of Principles sets forth its own set of principles that "are intended to guide the governments, the employers' and workers' organizations and the multinational enterprises in taking such measures and actions and adopting such social policies, including those based on the principles laid down in the Constitution and the relevant Conventions and Recommendations of the ILO, as would further social progress." *See* Attachment G. Thus, the Declaration of Principles contains a list enumerating certain (but not all) of the ILO Conventions as part of the Declaration of Principles. The Declaration of Principles also contains a list of Recommendations which are not part of the ILO Conventions but are encompassed by the Declaration of Principles and, as noted in the quote above, the Declaration of Principles also encompasses principles set forth in the ILO constitution.

We believe Marriott would have valid grounds for excluding a shareholder proposal relating to the Declaration of Principles. For example, as indicated in the language from the Declaration of Principles quoted above, certain of the principles set forth in the Declaration of Principles are intended to guide governments, not multinational enterprises. However, we need not address that issue here. The Proposal that the Proponent submitted to Marriott requests that it adopt a code of conduct "based on" the ILO Conventions, not on the Declaration of Principles. There is nothing in the Proposal that indicates to a stockholder that the Proposal is intended to encompass only those ILO Conventions that are addressed to corporations under the Declaration of Principles. Accordingly, Marriott reaffirms its belief that the Proposal is false and misleading because it encompasses policies not applicable to corporations.

---

[2] Proponent's Response states, at the top of page 4, "the ILO Conventions were drafted for adoption by nations." We note that in our Exclusion Request we relied on a source which we believed to be a portion the International Labor Organization's Convention 135 but which was actually a portion of Convention 151. We regret any confusion to the extent that we quoted the wrong document, but note that we believe there remains an adequate basis for Marriott to exclude the Proposal under the proxy rules.

B. The Proposal is Vague and Indefinite

The Proponent argues that the Proposal is not vague and indefinite because it does not require a code of conduct "based on" all 180 ILO Conventions. The Proponent suggests that instead of being vague, the language in the Proposal reflects the "flexibility" that a company would have in implementing the Proposal. However, it is exactly because of this "flexibility" in the Proposal that stockholders will not understand what all is encompassed by the Proposal, rendering them unable to understand what they will be voting for, and Marriott will not know what is required to implement the Proposal.

The fact that the Proposal specifically refers to three ILO Conventions does not remedy its vague nature. The resolutions in the Proposal state that the code of conduct being sought is to "include" the enumerated policies, clearly indicating that to fully implement the Proposal any code of conduct would have to go beyond those conventions which are specifically enumerated. The references to human rights violations in a number of countries and to responsible contractor guidelines (which would implicate policies regarding Marriott's suppliers) likewise reinforce that the Proposal seeks a code of conduct that addresses more than just the topics covered by the non-exclusive list of Conventions cited in the Proposal. However, neither Marriott nor shareholders can know which additional Conventions are contemplated by the Proposal.

With respect to the Proponent's argument that the Proposal is comparable to one addressed in *PPG Industries* (avail. Jan. 22, 2001), we believe that whether one can "fairly identify" which ILO Conventions the proposed code of conduct is suppose to encompass when the Proposal is "fairly read" is a highly subjective judgment. In this regard, we respectfully believe that the distinction reflected in certain of the Staff's prior no-action letters between those proposals that request companies to "fully implement" the ILO Conventions and those that request companies to implement a code of conduct "based on" the ILO Conventions is misplaced. Proposals seeking a policy "based on" the ILO Conventions, if anything, are more vague, because neither Marriott nor shareholders considering the Proposal will know which of the more than 180 Conventions the company is suppose to "base" its policies on. After reviewing Staff no-action letters issued when companies have sought to exclude proposals addressing other sets of principles on the grounds that the company has implemented the principles, we believe that if Marriott were to argue that it had substantially implemented the Proposal because it had adopted a code of conduct based on one or two ILO Conventions (for example, the conventions against forced service and child labor), the Staff would not concur that Marriott had substantially implemented the Proposal. *See, e.g., R.R. Donnelley & Sons Co.* (avail. Jan. 23, 1993); *Eastman Kodak Co.* (avail. Jan. 27, 1993); *Sears, Roebuck and Co.* (avail. Feb. 16, 1999) (each involving situations where a proposal requesting implementation of certain principles was found not to have been fully implemented). The corollary of this position is that, to implement the Proposal, Marriott would either have to fully or substantially adopt the ILO Conventions. The fact that neither Marriott nor shareholders would know at what point Marriott would be deemed to "substantially implement" the Proposal demonstrates that the Proposal is vague and misleading in violation of the proxy rules.

Furthermore, not only will Marriott not know when the Proposal will have been fully implemented, shareholders voting on the Proposal will not know what measures or actions the Proposal requires. The text of the three ILO Conventions cited by the Proponent is voluminous in comparison to the "summaries" of these Conventions provided by the Proponent. The proxy rules require that shareholders be able to determine from reading *the Proposal* what it is they are being asked to adopt and the Proposal, like those proposals the Staff has previously found to insufficiently advise shareholders on the subject matter of their vote, is sufficiently vague, indefinite and potentially misleading to justify exclusion. *See, e.g., Ann Taylor Stores Corp.* (avail. Mar. 13, 2001) (Staff concurred that the company could exclude as vague and indefinite a proposal which enumerated five ILO conventions and requested the company to fully implement "these" human rights standards). The fact that the Proponent has elected to advocate adoption of a set of principles that is so large that it cannot be fairly summarized does not justify an exception from the proxy rules, but instead supports exclusion under Rule 14a-8(i)(3).

III. Rule 14a-8(i)(7)

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In the Response, the Proponent argues that, because the Proposal allegedly touches upon "human rights issues," it cannot be excluded under Rule 14a-8(i)(7). This argument ignores the Staff's position that, when submitting a shareholder proposal with human rights standards to which a company must adhere, a proponent may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with policy issues. Given that the ILO Conventions cited by the Proponent address such matters as management and labor relations, the Proposal on the whole clearly relates to Marriott's ordinary business operations. This fact cannot be disguised simply by wrapping it in statements regarding broader social policy concerns.

This argument is supported by the Staff's decision in *Modine Manufacturing Co.* (avail. May 6, 1998), wherein the Staff found that a proposal requesting that the Board of Directors "form a committee to develop a corporate code of conduct addressing, among other issues, the right of employees to organize and maintain unions" could be excluded as a matter relating to the conduct of the company's ordinary business operations. However read, the Proposal clearly contemplates that the code of conduct it seeks should include policies on rights of employees to form and join unions. Therefore, because the Proposal relates to the conduct of Marriott's ordinary business operations, including collective bargaining and unionization of employees, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

* * *

For the foregoing reasons, and as more fully set forth in our Exclusion Request, we and our client remain of the opinion that Marriott may properly omit the Proposal from its 2002 Proxy Materials. Accordingly, we again request the Staff's concurrence on this point.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also pursuant to that Rule, a copy of this letter and its attachments is being mailed on this date to the Proponent.

As before, we would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Dorothy M. Ingalls, Marriott's Corporate Secretary and Senior Counsel, at (301) 380-8999, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Hotel Employees & Restaurant Employees International Union

ROM/rom

70201875_4.DOC

Supporting Materials Filed by
Gibson, Dunn & Crutcher LLP
on behalf of
Marriott International, Inc.

Relating to the Stockholder Proposal
of the Hotel Employees & Restaurant
Employees International Union

March 5, 2002

Exhibit A

Hotel Employees & Restaurant Employees International Union AFL-CIO, CLC

1219 28TH STREET N.W. WASHINGTON, D.C. 20007 202-393-HERE 202-393-4373 FAX 202-333-0468

JOHN W. WILHELM
PRESIDENT

SHERRI CHIESA
SECRETARY-TREASURER

RON RICHARDSON
EXECUTIVE VICE PRESIDENT

January 31, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from Hotel Employees and Restaurant Employees International Union to Marriott International, Inc.

Ladies and Gentlemen:

I write on behalf of the Hotel Employees and Restaurant Employees International Union ("HERE" or the "Proponent") in response to the letter from counsel for Marriott International ("Marriott" or the "Company") dated January 7, 2002, in which Marriott requests that the staff of the Division of Corporate Finance (the "Staff") concur with the company's request to omit HERE's shareholder resolution from the Company's 2002 proxy materials. HERE's shareholder resolution (the "Proposal") requests that the Board of Directors adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights. For the reasons set forth below, HERE respectfully asks the Division to deny the relief Marriott seeks.

Marriott has urged the Division to grant "no-action" relief under four provisions of SEC Rule 14a-8(i): Rule 14a-8(i)(4), which applies to proposals that relate to a "personal grievance"; Rule 14a-8(i)(3), which deals with false or misleading statements; Rule 14a-8(i)(2) which applies to proposals that are contrary to law; and Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company. We address each objection in turn below.

I. Rule 14a-8(i)(4): Personal Grievance

Marriott claims in the January 7, 2002 letter (the "Letter") that the shareholder proposal may be omitted on the grounds that the "proposal qualifies both as a personal grievance against Marriott and as an attempt by HERE to obtain a personal benefit that will not be shared with other

Marriott stockholders." Moreover, the company claims that "HERE has no concern with stockholder value."

By way of introduction, we would note that HERE has approximately $6 billion in retirement and benefit assets, with many of those funds holders of Marriott common stock. The performance of Marriott stock directly impacts the retirement security of our plan participants, and is a matter of serious concern to our members. Moreover, HERE has a strong record of working with fellow Marriott shareholders to enhance shareholder value. For example, in 1998 HERE led an effort by Marriott shareholders to defeat a proposal by the Company to create a dual class stock structure. According to the Wall Street Journal, "shareholders of Marriott International rejected the hotelier's controversial proposal to create two classes of stock. It was the Hotel Employees and Restaurant Employees International Union that led the campaign against Marriott's stock plan." [Wall Street Journal, May 21, 1998]. (See Appendix 1)

Regarding Marriott's request that the Proposal be omitted from the proxy statement pursuant to Rule 14a 8(i)(4), the Staff has generally permitted exclusion by looking at two factors: 1) "If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you;" or 2) "to further a personal interest, which is not shared by the other shareholders at large."

A. "Redress of a personal claim"

The Staff has generally permitted exclusion of shareholder proposals pursuant to Rule 14a 8(i)(4) only when the registrant proves intent through direct evidence that the proponent was motivated by a personal claim or grievance. In past no-action letters, this kind of direct connection has been found to have been demonstrated through evidence of admissions by the proponent that its proposal was intended to secure some ulterior benefit. See, e.g., *Dow Jones & Company, Inc.* (available January 24, 1994) (permitting exclusion where union stated in publications that shareholder proposals were related to collective bargaining with registrant); *Crown Central Petroleum Corporation* (available March 4, 1999) (permitting exclusion where union stated in a deposition that shareholder activities were related to collective bargaining with registrant).

Despite Marriott's lengthy description of a labor dispute between the Hotel Employees and Restaurant Employees Union Local 2 ("Local 2"), the Company has not submitted any direct evidence showing that HERE's motivation for the shareholder Proposal is intended to secure some ulterior benefit. In fact, the company claims it is not required to meet this burden of proof because "the subject matter" of the Proposal concerns labor rights. In addition, the Company admits that Local 2 is a "separate entity" apart from HERE.

Marriott also claims that the Proposal may be omitted because "HERE identifies the dispute [at the San Francisco Marriott] as justification for its proposal." However, the Staff has not permitted the exclusion of proposal simply because a proposal references facts in the supporting statement related to the Proponent. See, e.g. *Ruddick Corporation* (available November 20, 1989) (refusing to exclude proposal made by union shareholder even though the proposal was made during a dispute between union and employer, and substance of proposal was to require greater company respect for employee rights to unionize).

In addition, the Commission specifically noted in SEC Releases No. 34-20091 (August 16, 1983), quoted in part in the Letter, that Rule 14a-8 (c)(4) was not intended to permit the exclusion of a "proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested."

B. "to further a personal interest, which is not shared by the other shareholders at large."

Because the Company is unable to meet its burden of proof regarding the allegations that the Proposal is motivated by a personal grievance, Marriott also claims that the Proposal may be excluded pursuant to Rule 14a 8(i)(4) because the proposal is designed to "further a personal interest, which is not shared by the other shareholders at large."

First, the proposal is neutral on its face, requesting that the Company adopt a global workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights. The proposal would apply to Marriott's 154,000 employees in 63 countries and territories. The shareholder Proposal is not specifically related to the dispute that Marriott has with Local 2. As the Staff is aware, there is widespread interest among shareholders regarding the adoption of standards related to workplace human rights. According to the Investor Responsibility Research Center, over 30 proposals were filed in 2001 regarding the adoption of the ILO standards, including a proposal at Unocal that received over 23% of the vote. We believe that the workplace human rights is an issue of great concern to shareholders.

Second, the Company claims that the Proposal can be excluded because the "Proposal would facilitate HERE's attempts both to secure a collective bargaining agreement at the San Francisco Hotel that is favorable to HERE and to pursue union organizing activities at Marriott's other operations." Unfortunately, the Company provides no evidence of how adoption of the Proposal would further HERE's purported goals.

Historically, the Staff has required that a company seeking to exclude a proposal pursuant Rule 14a 8(i)(4) provide direct evidence of how the adoption of a proposal would assist a proponent in advancing a personal grievance. See, e.g., *Trans World Airlines* (available January 25, 1978)(refusing to exclude a proposal because the company could not demonstrate that the proposals, if adopted, would necessarily assist the proponent in gaining representation on the board or obtaining re-employment with the company); *Stewart Sandwiches* (available September 10, 1981) (refusing to exclude proposal because the company could not demonstrate that the proposal, if adopted, would assist the proponent in settling any dispute); *Minnesota Mining and Manufacturing* (available March 28, 1980); (refusing to exclude proposal because the company could not demonstrate that the proposals, if adopted, would assist the proponent in settling any dispute with the company). Marriott has simply not provided any evidence of how adoption of the Proposal would assist the Proponent in settling Marriott's dispute with Local 2.

II. Rule 14a-8(i)(3): False and Misleading

A. The Company's Claim that the ILO Conventions are Inapplicable to Marriott

Marriott claims that the International Labor Organization's Conventions "are not applicable to Marriott because they were drafted for adoption by nations, not corporations." While the ILO Conventions were drafted for adoption by nations, in 1977 the ILO adopted the "Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy." The ILO Declaration specifically called on multinational companies operating in foreign countries to adopt policies "based on the principles laid down in the Constitution and the relevant Conventions and Recommendations of the ILO." The Declaration specifically includes the ILO Conventions highlighted in our Proposal [see Appendix 2]. Consequently, the ILO principles are applicable to Marriott.

Regarding the Company's assertion that "ILO Convention 135 is inapplicable to Marriott because this convention applies to public service employees and Marriott is a private sector employer," Marriott has simply quoted the wrong document. ILO Convention 135, the text of which is readily available at the ILO's website (http://ilolex.ilo.ch:1567/scripts/convde.pl?C135), is entitled "Convention concerning Protection and Facilities to be Afforded to Workers' Representatives" [Please see Appendix 3 for the full text]

For purposes of meeting the 500 word limit of Rule 14a-8, our Proposal summarizes ILO Convention 135 as the following: "Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions."

The ILO's *Summaries of International Labour Standards* characterizes Convention 135 in the following manner (see Appendix 4]:

> "Workers' representatives recognized as such under national law or practice shall be protected against any prejudicial act, including dismissal, based on their status. This protection covers their activities as workers' representatives, union membership or participation in union activities, in conformity with existing laws or collective agreements or other jointly agreed arrangements.
>
> They shall be afforded facilities in the undertaking to enable them to carry out their functions promptly and efficiently; the granting of such facilities shall not impair the efficient operation of the undertaking.
>
> Effect may be given to the Convention through national laws or regulations, collective agreements or in any other manner consistent with national practice."

Clearly there is no meaningful difference between the two summaries of ILO Convention 135. However, we would be more than happy to make any changes to our summary of Convention 135 that the Staff recommends.

B. Company's Claim that the Proposal is Misleading because it will Subject Marriott to Materially Significant Costs

The Company claims that the Proposal is excludable under Rule 14a-8(i)(3) because "it does not address the costs associated with the adoption, implementation, and enforcement of the Proposal..."

In interpreting 14a-8(i)(3), The Staff has generally not required proponents to present arguments against the proposal – including potential costs -- in the supporting statement or the proposal itself. The Staff has held that those arguments are more appropriately discussed by management in its statement in opposition to the proposal. See e.g. Westland Development Company (available September 10, 1982) (refusing to concur that the proposal and supporting statement is misleading because it fails to describe the impact of implementation upon company shareholders, noting that the proponent is not obligated to present arguments against the proposal in the supporting statement or the proposal itself, and that such arguments are more appropriately discussed by management in its statement in opposition to the proposal); *Florida Power Corp.* (available January 21, 1981) (refusing to concur that the proponent disclose costs associated with the proposal, noting that the issues should be addressed in the Company's statement in opposition to the proposal.)

C. The Company's Claim that the Proposal is Misleading

Marriott claims that the Proposal is misleading because it includes words that are "gross mischaracterizations, emotionally charged, deliberately inflammatory and unsupported by the facts." As evidence of this "reckless" behavior, the Company asserts that HERE "improperly uses 'human rights' and 'labor rights' to describe the right to unionize and bargain collectively."

It is hard to believe that any shareholder reading the Proposal would have any difficulty in understanding that the Proposal is related to labor rights, including the right to join unions and bargain collectively. The word "labor" appears four times in the Proposal, the word "union" appears twice, and the word "workplace" appears seven times. When HERE uses the phrase "human rights" it is preceded by the word "workplace."

Moreover, the phrase "human rights" is commonly understood to encompass labor rights, including the right to organize and bargain collectively. Indeed, perhaps the most famous document outlining human rights is the United Nation's Universal Declaration of Human Rights. Article 23 of the document declares that "Everyone has the right to form and to join trade unions for the protection of his interests." (see Appendix 5) We would also note that the Company refers to the United States Department of State definition of human rights, claiming HERE cites this source in our Proposal. We do not cite the State Department as a source.

Regarding the Company's claim that we do not identify the institutional investors with responsible contractor policies, the institutional investors are the California Public Employees Retirement System, and the New York State Common Retirement Fund. We would be more than willing to disclose the names of those investors in our Proposal, if the Staff so desires.

D. Vague and Indefinite

The Company objects to language asking Marriott to adopt a code of conduct "based on" the ILO Conventions dealing with workplace human rights. This is said to be so "vague and indefinite" that shareholders will not know what they are voting on. Noting that there are 180 ILO Conventions, the Company claims that "it is impossible for stockholders and Marriott to comprehend what actions are necessary to implement the proposal."

The short answer is that the resolution was phrased as it is for the reason Marriott cites. Had the resolution been written to require adoption of a code incorporating each and every 180 Convention, Marriott would doubtless have objected to that formulation as well. HERE's "based on" formulation, followed by the enumeration of two specific areas, accompanied by citation to specific ILO convention numbers, and then rounded out with a supporting statement identifying the areas of concern -- all these provide adequate guidance to the HERE's fellow shareholders, as well as to the Marriott board, about what issues the shareholders are voting. Fairly read, the Proposal and supporting statement fairly identify what the Company must do to implement the Proposal, and the "based on" language provides flexibility that one would expect a company to embrace, rather than fight.

In addition, in *PPG Industries* (available January 22, 2001), exactly the same argument was advanced by PPG Industries regarding a nearly identical shareholder proposal as the HERE Proposal. The Staff rejected PPG's arguments.

III. Rule 14a-8(i)(2): Contrary to Law

Marriott argues that the Proposal may be excluded because they claim it would cause the Company to violate the law of the United States and 63 countries in which Marriott operates.

Regarding foreign laws, SEC Staff Legal Bulletin 14 notes that "companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue." To our knowledge, Marriott has not provided any legal opinion from counsel licensed to practice in those foreign countries.

Marriott also notes that the Proposal may violate certain food safety laws in the United States because ILO Convention 135 requires that worker representatives "shall have access to all workplaces." However, the full text of ILO Convention 135 notes that access should be conditioned on "conformity with existing laws" and "shall not impair the efficient operation of the undertaking." (See Appendix 3)

IV. Rule 14a-8(i)(7): Ordinary Business

Marriott invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane in nature and do not involve any substantial policy or other considerations." The issues presented by HERE's resolution are hardly devoid of policy significance.

As HERE's Proposal indicates, Marriott has extensive international operations, including operations in some countries where issues of workplace human rights violations periodically occur. The Company admits in its letter that "independent trade unions are illegal in China and Indonesia, Saudi Arabia outlaws workers' associations and strikes..." In addition, the issue of workplace human rights has been prominent in debates regarding extending trade rights to China.

The Staff has issued various letters over the years recognizing human rights issues as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles and CERES Principles. The Staff has, in a number of recent letters, rejected "ordinary business" challenges to similar resolutions, including PPG Industries (22 January 2001), where the resolution asked the company to adopt a series of human rights standards based on the same three principles and ILO conventions that HERE has listed here. In addition, the Staff has rejected "ordinary business" and other defenses interposed by companies in response to resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. Microsoft Corp. (14 September 2000); Warnaco Group, Inc. (14 March 2000); Oracle Corp. (15 August 2000); 3Com Corp. (15 August 2000).

***

We would be happy to provide you with any additional information, or answer any questions you may have. Please do not hesitate to call me at 202-661-3692.

Sincerely,

Chris Bohner
Senior Research Analyst

EXHIBIT B

Materials Describing HERE's Activities Both At The San Francisco Hotel and Generally

TABLE OF CONTENTS



(A)

About HERE

HERE Activities

The Hotel Employees and Restaurant Employees International Union and its affiliated Local Unions have been quite active recently.

- There have been several organizing victories, including Local 226's historic win at the Bellagio Hotel and Casino in Las Vegas and Local 1's victory at Trump Casino and Buffington Harbor in Indiana.
- Organizers throughout the Midwest attended the Midwest Organizing Seminar, in which they exchanged ideas and participated in workshops.
- A major rally and demonstration in San Francisco in support of the San Francisco Marriott workers was held recently in which more than 500 people took to the streets.
- Various Local Unions continue active boycotts against hotels they view as unfair to workers.

There are activities planned for the coming months in which we will keep you updated on.

(B)

Hotel Employees and Restaurant Employees International Union AFL-CIO, CLC

THE NORTH AMERICAN UNION OF HOSPITALITY WORKERS

Union Hotel Guide

Home
About HERE
Organizing Victories
Union Hotel Guide
Immigration Reform
Politics & Legislation
Local Unions
What's New
Publications
Web Links
Search
Contact Us

Boycott List - Do Not Patronize These Properties!

Labor disputes sanctioned by HERE and its Local Unions are currently in progress at the following properties. Do not patronize these establishments. Please use our **hotel guide** to find a hotel staffed by HERE members to stay at on your travels.

British Columbia

Local 40, Vancouver
Italian Cultural Centre - Vancouver

California

link to "Boycott San Francisco 4th Street Marriott" website

Local 2, San Francisco
San Francisco Marriott Hotel - San Francisco
Sir Francis Drake Hotel - San Francisco

Local 11, Los Angeles
New Otani Hotel and Garden - Los Angeles

Local 30, San Diego
Mission Valley Hilton - San Diego
San Diego Princess - San Diego
Sheraton Harbor Island West - San Diego
Westgate Hotel - San Diego

Local 49, Sacramento
Doubletree Hotel - Sacramento
Hyatt Regency Hotel - Sacramento
Red Lion's Sacramento Inn - Sacramento

Local 483, Monterey
Monterey Plaza Hotel - Monterey

Local 2850, Oakland

Lafayette Park Hotel - Lafayette
Spenger's Fish Grotto - Berkeley

Conecticut

Local 217, Hartford/New Haven
Four Points by Sheraton - Waterbury

Floria

Local 55, Orlando
The Grosvenor Hotel - Lake Buena Vista

Illinois

Local 1, Chicago
Lettuce Entertain You Restaurants - Chicago



News and Information

LOCAL 2, SAN FRANCISCO: Marriott Rally Draws Hundreds To Street

In an act of peaceful civil disobedience in front of the Marriott Hotel in San Francisco, some 150 Local 2 members and labor activists were arrested November 17 as part of a massive rally in support of Marriott workers' attempt to gain a first-time contract with the hotel.

Among those arrested was AFL-CIO President John Sweeney, HERE General President John W. Wilhelm and Local 2 President Mike Casey.

San Francisco police estimated the crowd of demonstrators at 1,250.

Local 2 has been trying to gain a contract for the Marriott workers since the hotel opened nine years ago. Marriott refused to recognize the original card check agreement and after several years of legal battles a new card check agreement was reached. In September 1996 the workers overwhelmingly chose Local 2 as their bargaining representative.

However, bargaining for a contract stalled and Local 2 has been holding rallies and demonstrations in front of the hotel nearly every other week for more than a year. None as big as November's rally.

Waving "Contract Now" banners and chanting "No Contract, No Peace!", the protesters sat down on Fourth Street and blocked rush-hour traffic.

"We won't rest until Marriott follows the basic rules and community standards that the rest of San Francisco accepts," Sweeney told the crowd before the sit-down protest.

"We're sick and tired of it, and we're not going to take it anymore," said Marriott waiter Ramon Guevarra, referring to the numerous bargaining sessions that have failed to produce an agreement.

(D)

BOYCOTT
San Francisco 4th Street
MARRIOTT



Home

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Who We Are

link to Proponent's website

LOCAL 2

Hotel Employees & Restaurant Employees International Union (HERE), AFL-CIO has worked to give employees a fair way to choose a union and to get a fair union contract. Local 2 is the city's largest private sector union with over 9,000 members, representing 80 percent of the housekeepers, food and beverage workers, telephone operators and baggage handlers in San Francisco's full-service hotels.

To contact us, click here.

E

Monterey County Herald December 5, 2001, Wednesday

Monterey County Herald

December 5, 2001, Wednesday

KR-ACC-NO: MN-HOTEL

LENGTH: 494 words

HEADLINE: Marriott Hotels Approved in Monterey County, Calif.

BYLINE: By Joe Livernois

BODY:

Monterey County supervisors endorsed plans Tuesday to build two Marriott hotels that will serve as the gateway to the Boronda area next to Salinas.

The supervisors approved the project after expressing concern over Marriott's track record on labor issues and receiving assurances that the the company operating the Salinas properties is affiliated with the hotel firm in name only.

"We have the franchise, which gives us permission to use their reservation system and we participate in their advertising," said Kenneth Scheel, project manager for Tharldson Development Co. which operates about 350 hotels nationwide under the auspices of several well-known hotel companies. Scheel said Tharldson pays prevailing wages and offers benefits to all employees that include stock options paid for by the company.

During a public hearing Tuesday, several representatives from the **Hotel Employees and Restaurant Employees** Union urged the Board of Supervisors to reject the plans because of simmering feuds the union has had with **Marriott** in other locations.

"Dealing with Marriott can bring problems we just don't want and just don't need," said Mark Weller of the hotel and restaurant union.

Several county supervisors balked at the plans because of the union's concerns, but eventually the board voted unanimously for the project after hearing Scheel's assurances.

"I just hope that everything that was said was factual," said Supervisor Fernando Armenta. "I'll have to take them at their word. But I hope several months down the line we don't have major labor trouble."

The union's objections and the supervisors' concerns took some of the sheen off a unique promise Tharldson made to supervisors by agreeing to recruit its employees within the Boronda area.

Boronda is an urban redevelopment area with low-income residents just outside Salinas. The additional property tax revenue earned by the county from the hotel development will help pay for some city-like improvements to the area. And Tharldson agreed to seek employees from within the area to benefit the community by providing jobs within walking distance of the neighborhood.

Supervisor Judy Pennycook said she was concerned with Marriott's labor problems, but is convinced that the Salinas hotels are not a Marriott corporation project.

"There's a number of things the Boronda area can gain from this," she said. "It wouldn't be fair to the community to deny this now. It wouldn't be fair at the 11th hour to punish Boronda."

With the permits approved on Tuesday, Scheel said that construction of the hotels -- a 90-room Courtyard Inn and a 107-room Residence Inn -- will proceed early next year. He said Tharldson tries to hire local contractors as much as possible and expects that most of the construction jobs will be offered to local firms.

To see more of the Monterey County Herald, or to subscribe to the newspaper, go to http://www.montereyherald.com.

JOURNAL-CODE: MN

LOAD-DATE: December 5, 2001

F

NLRB Complaint

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UNITED STATES OF AMERICA

BEFORE THE NATIONAL LABOR RELATIONS BOARD

REGION 20

MARRIOTT INTERNATIONAL, INC., d/b/a
SAN FRANCISCO MARRIOTT HOTEL

and

HOTEL EMPLOYEES AND RESTAURANT EMPLOYEES UNION LOCAL 2, HOTEL EMPLOYEES AND RESTAURANT EMPLOYEES INTERNATIONAL UNION, AFL-CIO	Cases 20-CA-28111 20-CA-28443 20-CA-28921 20-CA-28934 20-CA-28941 20-CA-29307-1
ALVIN PAEZ, an Individual	20-CA-28159

ORDER CONSOLIDATING CASES, CONSOLIDATED COMPLAINT AND NOTICE OF HEARING

Hotel Employees and Restaurant Employees Union Local No. 2, Hotel Employees and Restaurant Employees International Union, AFL-CIO, herein called the Union, has charged in Cases 20-CA-28111, 20-CA-28443, 20-CA-28921, 20-CA-28934, 20-CA-28941 and 20-CA29307-1, and Alvin Paez, an Individual, has charged in Case 20-CA-28159, that San Francisco Marriott Hotel, herein described by its correct name, Marriott International, Inc, d/b/a San Francisco Marriott Hotel, and hereinafter called Respondent, has been engaging in unfair labor practices as set forth in the National Labor Relations Act, 29 U.S.C., Sec. 151, et seq., herein called the Act. Based thereon, and in order to avoid unnecessary costs or delay, the General Counsel, by the undersigned, pursuant to Section 102.33 of the Rules and Regulations of the National Labor Relations Board, herein called the Board, ORDERS that these cases are consolidated.

NLRB Complaint

These cases having been consolidated, the General Counsel, by the undersigned, pursuant to Section 10(b) of the Act and Section 102.15 of the Board's Rules and Regulations, issues this Order Consolidating Cases, Consolidated Complaint and Notice of Hearing and alleges as follows:

1. (a) The charge in Case 20-CA-28111 was filed by the Union on October 28, 1997, and a copy was served by first class mail on Respondent on November 6, 1997.

(b) The first amended charge in Case 20-CA-28111 was filed by the Union on November 19, 1997, and a copy was served by first class mail on Respondent on November 21, 1997.

(c) The second amended charge in Case 20-CA-28111 was filed by the Union on March 13, 1998, and a copy was served by first class mail on Respondent on the same date.

(d) The charge in Case 20-CA-28159 was filed by Alvin Paez on November 19, 1997, and a copy was served by first class mail on Respondent on November 21, 1997.

(e) The charge in Case 20-CA-28443 was filed by the Union on April 24, 1998, and a copy was served by first class mail on Respondent on April 27, 1998.

(f) The charge in Case 20-CA-28921 was filed by the Union on January 28, 1999, and a copy was served by first class mail on Respondent on February 4, 1999.

(g) The charge in Case 20-CA-28934 was filed by the Union on February 5, 1999, and a copy was served by first class mail on Respondent on February 9, 1999.

(h) The charge in Case 20-CA-28941 was filed by the Union on February 9, 1999, and a copy was served by first class mail on Respondent on February 17, 1999.

NLRB Complaint

Page 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | 19 | 20

(i) The charge in Case 20-CA-29307-1 was filed by the Union on September 2, 1999, and a copy was served by first class mail on Respondent on September 10, 1999.

2. (a) At all material times, Respondent, a Maryland corporation, with a place of business at 55 Fourth Street, San Francisco, California, herein called Respondent's facility, has been engaged in providing lodging, food and beverage services, and related services, as a hotel.

(b) During the calendar year ending December 31, 1998, Respondent, in the course and conduct of its business operations described above in subparagraph 2(a), derived gross revenues in excess of $500,000.

(c) During the period of time described above in subparagraph 2(b), Respondent, in the course and conduct of its business operations described above in subparagraph 2(a), purchased and received at its San Francisco, California facility products, goods, and materials valued in excess of $5,000 which originated from points outside the State of California.

3. At all material times, Respondent has been an employer engaged in commerce within the meaning of Section 2(2), (6), and (7) of the Act.

4. At all material times, the Union has been a labor organization within the meaning of Section 2(5) of the Act.

5. At all material times, the following individuals held the positions set forth opposite their respective names and have been supervisors of Respondent within the meaning of Section 2(11) of the Act and agents of Respondent within the meaning of Section 2(13) of the Act.

Hank Biddle	General Manager
Teresa Crooks	Operations Director
Loan Co	Assistant Pastry Chef

NLRB Complaint

Page 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | 19 | 20

Marriott International, Inc., d/b/a
San Francisco Marriott Hotel
Cases 20-CA-28111 et al

Augustin Medina	Steward Supervisor
Julius Grogan	Head Steward
Jeff Clavin	Room Service Assistant Manager
David Birch	Bistro 3 Manager
Donna Shepherd	Human Resources Director
Larry Colleton	Bell Captain
Steve Freitas	Garden Terrace Restaurant Assistant Manager
Dennis Llanes	Lobby Housekeeping Manager
Chris Galarde	Resident Manager
William Galliland	Atrium Lounge Manager
Erik Welford	4th Street Deli Manager
Mark Vincent	Acting View Lounge Manager
Jimmy Geminjani	Executive Chef
Jay Moore	Human Resources Manager
Michael Basile	Food and Beverage Director
Brian Thompson	Assistant Bell Manager
Karna Leinbach	Front Office Manager
Leo Fong	Kitchen Manager
Ann Rossi	PBX Manager
Linda Smith	Assistant Director of Housekeeping
Ely Stevens	Supervisor

NLRB Complaint

Page 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | 19 | 20

Billy (last name currently unknown)	Chief of Security
Gary (last name currently unknown)	Housekeeping Manager
Michael Bills	Senior Manager Convention Services

6. About June 1 and June 25, 1997, Respondent, acting through Jeff Clavin, at Respondent's facility, created an impression among its employees that their union activities were under surveillance by Respondent.

7. About August 15, 1997, Respondent, acting through David Birch, by oral announcement, at Respondent's facility, promulgated and since then has maintained a rule prohibiting its employees from talking to other employees about the Union at Respondent's facility.

8. Respondent, acting through Larry Colleton, at Respondent's facility:

(a) About September 1, 1997, by telling employees that it was against Respondent's policy to sign a union contract, informed its employees that it was futile for them to have selected the Union as their bargaining representative.

(b) About October 15, 1997, impliedly threatened its employees with unspecified reprisals for wearing pro-Union buttons.

9. About October 10, 1997, Respondent, acting through Steve Freitas, at Respondent's facility, selectively and disparately prohibited employees from wearing more than one union button, while permitting the wearing of more than one nonunion button.

10. About November 15, 1997, Respondent, acting through Dennis Llanes, at Respondent's facility, solicited employees to sign a document seeking the removal of the Union as the employees' collective-bargaining representative, and told the employees that, with the Union's

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removal, they would each receive the $1,000 in wage increases Respondent had withheld from the employees in the Unit since about January 4, 1997.

11. About November 16, 1997, Respondent, acting through Chris Galarde, at Respondent's facility, selectively and disparately prohibited employees from distributing pro-Union leaflets at the door into the Bistro 3 employee cafeteria, while permitting the distribution of anti-Union leaflets at that same location.

12. Respondent, acting through Donna Shepherd, at Respondent's facility:

(a) About August 18, 1997, threatened employees with discipline for talking to other employees about the Union.

(b) About August 29, 1997, created an impression among its employees that their union activities were under surveillance by telling employees that Respondent must monitor any discussion about union activity in the Bistro 3 employee cafeteria.

(c) About September 22 and 25, 1997, by oral announcements, promulgated and since then has maintained a rule prohibiting its employees from engaging in union solicitations and distributions in the facility's exterior carriageway while off duty.

(d) About September 26, 1997, impliedly threatened employees with unspecified reprisals for engaging in union activity by equating such activity with "walking a very thin line."

(e) About September 26, 1997, by oral announcements, promulgated and since then has maintained a rule prohibiting union-supporting employees from talking to employees wearing anti-union buttons.

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(f) About September 30, 1997, selectively and disparately prevented employees from distributing pro-union leaflets from the tables in the Bistro 3 employee cafeteria by taking the pro-union leaflets off the table and throwing the leaflets in a trash receptacle.

(g) About October 1, 1997, threatened employees with termination for engaging in union activity by telling pro-union employees that if an antiunion employee hit a pro-union employee, even if unprovoked, both employees would be terminated.

(h) About October 7, and November 28, 1997, by telling employees that there would be no increase in benefits or wages until either negotiations with the Union concluded in a collective-bargaining agreement or the Union was "not here," informed its employees that it was futile for them to have selected the Union as their bargaining representative.

(i) About October 13, 1997, by telling employees that they would get a retroactive wage increase whether the Union was there or not, informed its employees that it was futile for them to have selected the Union as their bargaining representative.

(j) About October 13, 1997, by telling employees that the bell department would be restructured whether or not a collective-bargaining agreement was signed, informed its employees that it was futile for them to have selected the Union as their bargaining representative.

(k) About October 29, 1997, by telling employees that the money from a wage increase withheld from the employees in the Unit since January 4, 1997, was being set aside until contract negotiations with the Union concluded, informed its employees that it was futile for them to have selected the Union as their bargaining representative.

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(l) About October 31, 1997, threatened employees with loss of access to management because they chose the Union as their collective-bargaining representative.

(m) About November 14, 1997, by telling employees that employees in the Unit would not receive a wage increase withheld from them since January 4, 1997, until the Union "goes away," informed its employees that it was futile for them to have selected the Union as their bargaining representative.

(n) About February 4, 1998, by oral announcements, promulgated and since then has maintained a rule selectively and disparately prohibiting employees from wearing pro-union buttons, while allowing employees to wear similarly sized buttons that were not pro-union.

(o) About February 6, 1998, informed its employees that it was futile for them to have selected the Union as their bargaining representative by telling employees that:

(i) part-time employees in the Unit would not receive healthcare benefits until either there was a collective-bargaining agreement or the Union was voted out;

(ii) they would receive wage increases retroactive to January 1997 whether the Union was in or out;

(iii) they would not begin receiving an additional twenty percent share of Respondent's tour tips until either there was a collective-bargaining agreement or the Union was gone.

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(p) On an unknown date in about January 1999, created an impression that Respondent was engaging in surveillance of employee union activities by placing the notation "strong Union supporter" in employee personnel files.

13. In about early December, 1997, Respondent, acting through Billy (last name currently unknown), at Respondent's facility, threatened employees with unspecified reprisals for associating with members of the Union in Respondent's facility.

14. (a) In about early January 1998, Respondent, acting through William Galliland, at Respondent's facility, by telling employees that employees in the Unit would not receive a wage increase withheld from them since January 4, 1997, until either there was a collective-bargaining agreement or "the thing with the Union is over," informed its employees that it was futile for them to have selected the Union as their bargaining representative.

(b) About January 17, 1998, Respondent, acting through Erik Welford, at Respondent's facility, by telling employees that they would not receive a twenty-five cent wage increase, retroactive to January 4, 1997, until "all this" was settled, informed its employees that it was futile for them to have selected the Union as their bargaining representative

15. (a) About April 30, 1999, at Respondent's facility:

(i) Respondent by David Birch, instructed employees to remove hats bearing union insignia and replace them with hats bearing the insignia of sports teams;

(ii) Respondent by Augustin Medina threatened employees that they would lose their jobs if they did not remove hats bearing union insignia;

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(iii) Respondent by Julius Grogan instructed employees that they could not wear hats bearing union insignia.

(b) In about early June 1999, Respondent, by David Birch, at Respondent's facility:

(i) instructed employees to remove hats bearing union insignia;

(ii) impliedly threatened employees with discharge because of their union activities.

(c) In about late June 1999, at Respondent's facility:

(i) Respondent, by Loan Co, interrogated employees regarding their union activities;

(ii) Respondent, by Julius Grogan instructed employees not to wear hats bearing union insignia.

16. On an unknown date in the fall of 1997, Respondent, acting through Ely Stevens, at Respondent's facility:

(a) by telling employees that Respondent's management had stated that employees in the Unit will never get a union contract, informed its employees that it was futile for them to have selected the Union as their bargaining representative.

(b) threatened employees with unspecified reprisals by expressing concern about what would happen to employees when the Union goes away.

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17. About November 4, 1997, Respondent, acting through its agent, at Respondent's facility, threatened employees with unspecified reprisals if they discussed ongoing collective-bargaining negotiations with their supervisors.

18. At all material times, Respondent, in its employee handbook:

(a) maintained an overly-broad rule prohibiting employees, unless approved by management, from wearing badges, buttons, pins, patches or ribbons attached to their name tags or uniforms;

(b) maintained a rule excluding off-duty employees from the facility.

19. About the dates set forth below, Respondent, at its facility, by the supervisor/agent whose name appears opposite the respective dates, enforced the rule described above in subparagraph 18(b) selectively and disparately by prohibiting union solicitations and distributions, while permitting nonunion solicitations and distributions.

(a)	November 14 and 15, 1997	Gary (last name unknown)
(b)	November 15, 1997	David Birch
(c)	November 17, 1997	Donna Shepherd

20. About November 15, 1997, Respondent, by Leo Fong, at Respondent's facility, rendered assistance and support to employees seeking decertification of the Union by providing them with condiments and utensils for use at a decertification rally.

21. (a) About May 19, 1998, Respondent, by Donna Shepherd, at Respondent's facility, denied the request of its employee Alvin Paez, a member of the bargaining unit described below in subparagraph 23(a), to be represented by the Union during an interview.

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(b) Respondent's employee Alvin Paez had reasonable cause to believe that the interview described above in subparagraph 22(a) would result in disciplinary action being taken against him.

(c) About May 19, 1998, Respondent, by Donna Shepherd, at Respondent's facility, conducted the interview described above in subparagraph 22(a) with its employee Alvin Paez, even though Respondent had denied the employee's request for union representation described above in subparagraph 22(a).

22. (a) About January 4, 1997, Respondent withheld from employees in the bargaining unit described below in subparagraph 23(a) a wage increase granted to non-unit employees.

(b) About June 1, 1997, Respondent withheld from employees in the bargaining unit described below in subparagraph 23(a), a fringe benefit improvement package granted to non-unit employees that included, among others, reducing the co payment for dependent coverage for medical and dental benefits to $10, and expanding medical and dental benefit coverage to include part time employees working 16 or more hours per week per quarter.

(c) About October 30, 1997, Respondent issued a coaching and counseling written reprimand to employee Ramon Guevara.

(d) About November 9, 1997, Respondent issued a coaching and counseling written reprimand to employee Alvin Paez.

(e) About December 3, 1997, Respondent failed to correct an adverse working condition for employee Alvin Paez when he reported to Respondent a second incident of assault against him at Respondent's facility by employee Wardell Pilate.

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(f) In about January 1998, Respondent withheld from employees in the bargaining unit described below in subparagraph 23(a) a wage increase granted to non-unit employees.

(g) About March 25, 1998, Respondent suspended employee Grover Sanchez.

(h) About March 30, 1998, Respondent terminated employee Grover Sanchez.

(i) About May 8, 1998, Respondent issued a written warning to employee Alvin Paez.

(j) About May 19, 1998, Respondent suspended employee Alvin Paez.

(k) About May 19, 1998, Respondent terminated employee Alvin Paez.

(l) Respondent engaged in the conduct described above in subparagraphs 22(a) through (k) because the named and other employees of Respondent joined, supported, and assisted the Union and engaged in concerted activities, and to discourage employees from engaging in these activities.

23. (a) The following employees of Respondent, herein called the Unit, constitute a unit appropriate for the purposes of collective bargaining within the meaning of Section 9(b) of the Act:

> All employees of Respondent covered by the January 16, 1996 Consent Decree of the United States District Court for the Northern District of California.

(b) On September 30, 1996, a Special Master under the direction of the United States District Court for Northern California certified that a majority of employees in the Unit had designated the Union as the exclusive collective-bargaining representative of the Unit.

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(c) At all times since at least September 30, 1996, the Union has been the designated exclusive bargaining representative of the Unit and has been recognized as the representative by Respondent.

(d) At material times, based on Section 9(a) of the Act, the Union has been the exclusive collective-bargaining representative of the Unit.

24. (a) About January 4, 1997, by denying unit employees the wage increase described above in subparagraph 22(a), Respondent deviated from its established practice of granting facility-wide wage increases, based on Respondent's periodic survey of other San Francisco hotels.

(b) About April 1, 1997, Respondent restructured the banquet kitchen to eliminate pool banquet cooks.

(c) About June 1, 1997, Respondent engaged in the conduct described above in subparagraph 22(b) even though that benefit improvement package had been planned and ready to implement prior to the Union's certification as the bargaining representative of the employees in the Unit.

(d) About October 13, 1997, Respondent implemented a change in the time of "last call" in the View Lounge.

(e) About October 20, 1997, Respondent implemented a change in the tour assignment system for bell employees.

(f) In about early December 1997, Respondent changed the shift and loading area for banquet linen runners, thereby increasing their workload.

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(g) In about January 1998, by denying unit employees the wage increase described above in subparagraph 22(f), Respondent deviated from its established practice of granting facility-wide wage increases, based on Respondent's periodic survey of other San Francisco hotels.

(h) In about February 1998, Respondent made changes in the scheduling policy of PBX employees and reduced the work hours of some PBX employees.

(i) In about October 1998, Respondent implemented a policy of paying employees a $25 bonus whenever they moved View Lounge marble tables.

(j) In about November 1998, Respondent changed the policy described above in subparagraph 24(i) to grant employees a bonus only when they moved the marble tables to a different floor.

(k) In about April 1999, Respondent rescinded it policy of granting employees a bonus for moving marble tables.

(l) About September 23, 1998, Respondent, by letter, announced that it had:

(i) granted employees wage increases retroactive to January 4, 1997 and January 3, 1998.

(ii) changed employee medical and dental benefits by reducing the co payment for dependent coverage to $10 effective October 3, 1998;

(iii) granted employees domestic partner medical and dental benefits effective January 2, 1999;

(iv) expanded medical and dental benefit coverage to include part time employees working 16 or more hours per week per quarter.

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(m) About March 5, 1999, Respondent granted Unit employees in the Convention Services Department a wage increase of $.75 per hour.

(n) The subjects set forth in subparagraphs 24(a) through (m) relate to wages, hours and other terms and conditions of employment of the Unit and are mandatory subjects for the purpose of collective bargaining.

(o) Respondent engaged in the conduct set forth in subparagraph 24(a) through (m) without prior notice to the Union and without affording the Union an opportunity to bargain with Respondent with respect to this conduct.

25. (a) About October 7, 1997, Respondent, acting through Mark Vincent, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by soliciting complaints and grievances from View Lounge employees regarding mandatory subjects of bargaining.

(b) About October 13, 14, 16 and 29, 1997, Respondent, acting through Donna Shepherd, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by soliciting complaints and grievances from bell employees regarding mandatory subjects of bargaining.

(c) About October 13, 1997, Respondent, acting through Larry Colleton, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by soliciting complaints and grievances from bell employees regarding mandatory subjects of bargaining.

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(d) About October 29, 1997, Respondent, acting through Jimmy Geminjani, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by negotiating wage rates and tip shares with Kinoko's Restaurant employees.

(e) About November 4, 1997, Respondent, acting through Jay Moore, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by soliciting complaints and grievances from 4th Street Deli employees regarding mandatory subjects of bargaining.

(f) About November 6, 1997, Respondent, acting through Michael Basile, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by soliciting complaints and grievances from 4th Street Deli employees regarding mandatory subjects of bargaining.

(g) In about December 1997, Respondent, acting through Brian Thompson, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by soliciting complaints and grievances from part-time bell employees regarding mandatory subjects of bargaining.

(h) About December 9, 1997, Respondent, acting through Karna Leinbach, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by agreeing in response to employee complaints about the wage rate to be paid the newly-created "shift leader" position, to try to get the wage rate raised.

(i) In about February 1998, Respondent, acting through Ann Rossi, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by negotiating with employees about the scheduling policy for PBX employees.

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(j) In about mid-March 1999, Respondent, acting through Michael Bills, at Respondent's facility, bypassed the Union and dealt directly with its employees in the Unit by negotiating a wage increase with employees in the Convention Services Department.

26. (a) Since about September 24, 1997, the Union, by President Mike Casey, has requested that Respondent furnish the Union with information regarding the periodic survey-based wage increases granted to non-unit employees about January 4, 1997, but withheld from employees in the Unit at that time, and also has requested information regarding the fringe benefit improvements granted to non-unit employees about June 1, 1997, but withheld from employees in the Unit at that time.

(b) The information requested by the Union, as described above in subparagraph 26.(a), is necessary for, and relevant to, the Union's performance of its duties as the exclusive collective-bargaining representative of the Unit.

(c) Since about October 7, 1997, Respondent has refused to fully provide the Union with the information requested by it as described above in subparagraph 26.(a).

27. (a) Since about March 13, 1998, the Union, by President Mike Casey, has requested that Respondent furnish the Union with information regarding the periodic survey-based wage increases granted to non-unit employees about January 1998, but withheld from unit employees at that time.

(b) The information requested by the Union, as described above in subparagraph 27(a), is necessary for, and relevant to, the Union's performance of its duties as the exclusive collective-bargaining representative of the Unit.

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(c) Since about March 13, 1998, Respondent has refused to provide the Union with all of the information requested by it as described above in subparagraph 27(a).

28. By the conduct alleged above in paragraphs 6 through 21, Respondent has been restraining and coercing employees in the exercise of their rights under Section 7 of the Act in violation of Section 8(a)(1) of the Act.

29. By the conduct described above in paragraph 22, Respondent has been discriminating in regard to the hire or tenure or terms or conditions of employment of its employees, thereby discouraging membership in a labor organization in violation of Section 8(a)(1) and (3) of the Act.

30. By the conduct described above in paragraphs 24 and 25 and subparagraphs 26(c) and 27(c), Respondent has been failing and refusing to bargain collectively and in good faith with the exclusive collective-bargaining representative of its employees within the meaning of Section 8 (d) of the Act in violation of Section 8 (a) (1) and (5) of the Act.

31. The unfair labor practices of Respondent described above affect commerce within the meaning of Section 2(6) and (7) of the Act.

Wherefore, as part of the remedy for the unfair labor practices alleged above in paragraphs 28 through 30, the General Counsel seeks an Order, pursuant to Mar-Jac Poultry, 136 NLRB 785 (1962), requiring Respondent to bargain in good faith with the Union, on request, for the period of one year as the recognized bargaining representative of the Unit. The General Counsel further seeks all other relief as may be just and proper to remedy the unfair labor practices alleged.

PLEASE TAKE NOTICE that commencing at 9:00 a.m. on the 28th day of November, 2000, and on consecutive days thereafter, a hearing will be conducted in E.V.S.

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Robbins Courtroom 306 (Third Floor), at 901 Market Street, in San Francisco, California, before a duly designated Administrative Law Judge of the National Labor Relations Board on the allegations in this Consolidated Complaint, at which time and place any party within the meaning of Section 102.8 of the Board's Rules and Regulations will have the right to appear and present testimony.

Respondent is further notified that pursuant to Sections 102.20 and 102.21 of the Board's Rules and Regulations, Respondent shall file with the undersigned an original and four (4) copies of an Answer to this Consolidated Complaint within 14 days from service of it, and that, unless Respondent does so, all the allegations in the Consolidated Complaint shall be considered to be admitted to be true and shall be so found by the Board. Respondent is also notified that pursuant to the Board's Rules and Regulations, Respondent shall serve a copy of its Answer on each of the other parties.

DATED AT San Francisco, California, this 27th day of, July 2000.

Robert H. Miller

Robert H. Miller, Regional Director
National Labor Relations Board
Region 20
901 Market Street, Suite 400
San Francisco, California 94103-1735

G

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Home> Sources> Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

including

- *List of international labour Conventions and Recommendations referred to in the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy, and*
- *Addendum to the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy*

(Declaration adopted by the Governing Body of the International Labour Office at its 204th Session (Geneva, November 1977)) .

The Governing Body of the International Labour Office:

Recalling that the International Labour Organization for many years has been involved with certain social issues related to the activities of multinational enterprises;

Noting in particular that various Industrial Committees, Regional Conferences, and the International Labour Conference since the mid-1960s have requested appropriate action by the Governing Body in the field of multinational enterprises and social policy;

Having been informed of the activities of other international bodies, in particular the UN Commission on Transnational Corporations and the Organization for Economic Cooperation and Development (OECD);

Considering that the ILO, with its unique tripartite structure, its competence, and its long-standing experience in the social field, has an essential role to play in evolving principles for the guidance of governments, workers' and employers' organizations, and multinational enterprises themselves;

Recalling that it convened a Tripartite Meeting of Experts on the Relationship between Multinational Enterprises and Social Policy in 1972, which recommended an ILO programme of research and study, and a Tripartite Advisory Meeting on the Relationship of Multinational Enterprises and Social Policy in 1976 for the purpose of reviewing the ILO programme of research and suggesting appropriate ILO action in the social and labour field;

Bearing in mind the deliberations of the World Employment Conference;

Having thereafter decided to establish a tripartite group to prepare a Draft Tripartite Declaration of Principles covering all of the areas of ILO concern which relate to the social aspects of the activities of multinational enterprises, including employment creation in the developing countries, all the while bearing in mind the recommendations made by the Tripartite AdvisoryMeeting held in 1976;

Having also decided to reconvene the Tripartite Advisory Meeting to consider the Draft Declaration of Principles as prepared by the tripartite group;

Having considered the Report and the Draft Declaration of Principles submitted to it by the reconvened Tripartite Advisory Meeting;

Hereby approves the following Declaration which may be cited as the Tripartite Declaration of Principles concerning Multinational Enterprises and SocialPolicy, adopted by the Governing Body of the International Labour Office, and invites governments of States Members of the ILO, the employers' and workers' organizations concerned and the multinational enterprises operating in their territories to observe the principles embodied therein.

1. Multinational enterprises play an important part in the economies of most countries and in international economic relations. This is of increasing interest to governments as well as to employers and workers and their respective organizations. Through international direct investment and other means such enterprises can bring substantial benefits to home and host countries by contributing to the more efficient utilization of capital, technology and labour. Within the framework of development policies established by governments, they can also make an important contribution to the promotion of economic and social welfare; to the improvement of living standards and the satisfaction of basic needs; to the creation of employment opportunities, both directly and indirectly; and to the enjoyment of basic human rights, including freedom of association, throughout the world. On the other hand, the advances made by multinational enterprises in organizing their operations beyond the national framework may lead to abuse of concentrations of economic power and to conflicts with national policy objectives and with the interest of the workers. In addition, the complexity of multinational enterprises and the difficulty of clearly perceiving their diverse structures, operations and policies sometimes give rise to concern either in the home or in the host countries, or in both.

2. The aim of this Tripartite Declaration of Principles is to encourage the positive contribution which multinational enterprises can make to economic and social progress and to minimize and resolve the difficulties to which their various operations may give rise, taking into account the United Nations resolutions advocating the Establishment of a New International Economic

Order.

3. This aim will be furthered by appropriate laws and policies, measures and actions adopted by the governments and by cooperation among the governments and the employers' and workers' organizations of all countries.

4. The principles set out in this Declaration are commended to the governments, the employers' and workers' organizations of home and host countries and to the multinational enterprises themselves.

5. These principles are intended to guide the governments, the employers' and workers' organizations and the multinational enterprises in taking such measures and actions and adopting such social policies, including those based on the principles laid down in the Constitution and the relevant Conventions and Recommendations of the ILO, as would further social progress.

6. To serve its purpose this Declaration does not require a precise legal definition of multinational enterprises; this paragraph is designed to facilitate the understanding of the Declaration and not to provide such a definition. Multinational enterprises include enterprises, whether they are of public, mixed or private ownership, which own or control production, distribution, services or other facilities outside the country in which they are based. The degree of autonomy of entities within multinational enterprises in relation to each other varies widely from one such enterprise to another, depending on the nature of the links between such entities and their fields of activity and having regard to the great diversity in the form of ownership, in the size, in the nature and location of the operations of the enterprises concerned. Unless otherwise specified, the term "multinational enterprise" isused in this Declaration to designate the various entities (parent companies or local entities or both or the organization as a whole) according to the distribution of responsibilites among them, in the expectation that they will cooperate and provide assistance to one another as necessary to facilitate observance of the principles laid down in the Declaration.

7. This Declaration sets out principles in the fields of employment, training, conditions of work and life and industrial relations which governments, employers' and workers' organizations and multinational enterprises are recommended to observe on a voluntary basis; its provisions shall not limit or otherwise affect obligations arising out of ratification of any ILO Convention.

General policies

8. All the parties concerned by this Declaration should respect the sovereign rights of States, obey the national laws and regulations, give due consideration to local practices and respect relevant international standards. They should respect the Universal Declaration of Human Rights and the corresponding International Covenants adopted by the General Assembly of the United Nations as well as the Constitution of the International Labour Organization and its principles according to which freedom of expression and association are essential to sustained progress. They should also honour commitments which they have freely entered into, in conformity with the national law and accepted international obligations.

9. Governments which have not yet ratified Conventions Nos. 87, 98, 111 and 122 are urged to do so and in any event to apply, to the greatest extent possible, through their national policies, the principles embodied therein and in Recommendations Nos. 111, 119 and 122 [1]. Without prejudice to the obligation of governments to ensure compliance with Conventions they have ratified, in countries in which the Conventions and Recommendations cited in this paragraph are not complied with, all parties should refer to them for guidance in their social policy.

10. Multinational enterprises should take fully into account established general policy objectives of the countries in which they operate. Their activities should be in harmony with the development priorities and social aims and structure of the country in which they operate. To this effect, consultations should be held between multinational enterprises, the government and, wherever appropriate, the national employers' and workers' organizations concerned.

11. The principles laid down in this Declaration do not aim at introducing or maintaining inequalities of treatment between multinational and national enterprises. They reflect good practice for all. Multinational and national enterprises, wherever the principles of this Declaration are relevant to both, should be subject to the same expectations in respect of their conduct in general and their social practices in particular.

12. Governments of home countries should promote good social practice in accordance with this Declaration of Principles, having regard to the social and labour law, regulations and practices in host countries as well as to relevant international standards. Both host and home country governments should be prepared to have consultations with each other, whenever the need arises, on the initiative of either.

Employment promotion

13. With a view to stimulating economic growth and development, raising living standards, meeting manpower requirements and overcoming unemployment and underemployment, governments should declare and pursue, as a major goal, an active policy designed to promote full, productive and freely chosen employment [2].

14. This is particularly important in the case of host country governments in developing areas of the world where the problems of unemployment and underemployment are at their most serious. In this connection, the general conclusions adopted by the Tripartite World Conference on Employment, Income Distribution and Social Progress and the International Division of Labour (Geneva, June 1976) should be kept in mind [3].

15. Paragraphs 13 and 14 above establish the framework within which due attention should be paid, in both home and host countries, to the employment impact of multinational enterprises.

16. Multinational enterprises, particularly when operating in developing countries, should endeavour to increase employment opportunities and standards, taking into account the employment policies and objectives of the governments, as well as security of employment and the long-term development of the enterprise.

17. Before starting operations, multinational enterprises should, wherever appropriate, consult the competent authorities and the national employers' and workers' organizations in order to keep their manpower plans, as far as practicable, in harmony with national social development policies. Such consultation, as in the case of national enterprises, should continue between the multinational enterprises and all parties concerned, including the workers' organizations.

18. Multinational enterprises should give priority to the employment, occupational development, promotion and advancement of nationals of the host country at all levels in cooperation, as appropriate, with representatives of the workers employed by them or of the organizations of these workers and governmental authorities.

19. Multinational enterprises, when investing in developing countries, should have regard to the importance of using technologies which generate employment, both directly and indirectly. To the extent permitted by the nature of the process and the conditions prevailing in the economic sector concerned, they should adapt technologies to the needs and characteristics of the host countries. They should also, where possible, take part in the development of appropriate technology in host countries.

20. To promote employment in developing countries, in the context of an expanding world economy, multinational enterprises, wherever practicable, should give consideration to the conclusion of contracts with national enterprises for the manufacture of parts and equipment, to the use of local raw materials and to the progressive promotion of the local processing of raw materials. Such arrangements should not be used by multinational enterprises to avoid the responsibilities embodied in the principles of this Declaration.

Equality of opportunity and treatment

21. All governments should pursue policies designed to promote equality of opportunity and treatment in employment, with a view to eliminating any discrimination based on race, colour, sex, religion, political opinion, national extraction or social origin [4].

22. Multinational enterprises should be guided by this general principle throughout their operations without prejudice to the measures envisaged in paragraph 18 or to government policies designed to correct historical patterns of discrimination and thereby to extend equality of opportunity and treatment in employment. Multinational enterprises should accordingly make qualifications, skill and experience the basis for the recruitment, placement, training and advancement of their staff at all levels.

23. Governments should never require or encourage multinational enterprises to discriminate on any of the grounds mentioned in paragraph 21, and continuing guidance from governments, where appropriate, on the avoidance of such discrimination in employment is encouraged.

Security of employment

24. Governments should carefully study the impact of multinational enterprises on employment in different industrial sectors. Governments, as well as multinational enterprises themselves, in all countries should take suitable measures to deal with the employment and labour market impacts of the operations of multinational enterprises.

25. Multinational enterprises equally with national enterprises, through active manpower planning, should endeavour to provide stable employment for their employees and should observe freely negotiated obligations concerning employment stability and social security. In view of the flexibility which multinational enterprises may have, they should strive to assume a leading role in promoting security of employment, particularly in countries where the discontinuation of operations is likely to accentuate long-term unemployment.

26. In considering changes in operations (including those resulting from mergers, take-overs or transfers of production) which would have major employment effects, multinational enterprises should provide reasonable notice of such changes to the appropriate government authorities and representatives of the workers in their employment and their organizations so that the implications may be examined jointly in order to mitigate adverse effects to the greatest possible extent. This is particularly important in the case of the closure of an entity involving collective lay-offs or dismissals.

27. Arbitrary dismissal procedures should be avoided [5].

28. Governments, in cooperation with multinational as well as national enterprises, should provide some form of income protection for workers whose employment has been terminated [6].

Training

29. Governments, in cooperation with all the parties concerned, should develop national policies for vocational training and guidance, closely linked with employment [7]). This is the framework within which multinational enterprises should pursue their training policies.

30. In their operations, multinational enterprises should ensure that relevant training is provided for all levels of their employees in the host country, as appropriate, to meet the needs of the enterprise as well as the development policies of the country. Such training should, to the extent possible, develop generally useful skills and promote career opportunities. This responsibility should be carried out, where appropriate, in cooperation with the authorities of the country, employers' and workers' organizations and the competent local,

national or international institutions.

31. Multinational enterprises operating in developing countries should participate, along with national enterprises, in programmes, including special funds, encouraged by host governments and supported by employers' and workers' organizations. These programmes should have the aim of encouraging skill formation and development as well as providing vocational guidance, and should be jointly administered by the parties which support them. Wherever practicable, multinational enterprises should make the services of skilled resource personnel available to help in training programmes organized by governments as part of a contribution to national development.

32. Multinational enterprises, with the cooperation of governments and to the extent consistent with the efficient operation of the enterprise, should afford opportunities within the enterprise as a whole to broaden the experience of local management in suitable fields such as industrial relations.

Conditions of work and life

Wages, benefits and conditions of work

33. Wages, benefits and conditions of work offered by multinational enterprises should be not less favourable to the workers than those offered by comparable employers in the country concerned.

34. When multinational enterprises operate in developing countries, where comparable employers may not exist, they should provide the best possible wages, benefits and conditions of work, within the framework of government policies [8]. These should be related to the economic position of the enterprise, but should be at least adequate to satisfy basic needs of the workers and their families. Where they provide workers with basic amenities such as housing, medical care or food, these amenities should be of a good standard [9].

35. Governments, especially in developing countries, should endeavour to adopt suitable measures to ensure that lower income groups and less developed areas benefit as much as possible from the activities of multinational enterprises.

Safety and health

36. Governments should ensure that both multinational and national enterprises provide adequate safety and health standards for their employees. Those governments which have not yet ratified the ILO Conventions on Guarding of Machinery (No. 119), Ionizing Radiation (No. 115), Benzene (No. 136) and Occupational Cancer (No. 139) are urged nevertheless to apply to the greatest extent possible the principles embodied in these Conventions and in their related Recommendations (Nos. 118, 114, 144 and 147). The Codes of Practice and Guides in the current list of ILO publications on Occupational Safety and Health should also be taken into account [10].

37. Multinational enterprises should maintain the highest standards of safety and health, in conformity with national requirements, bearing in mind their

relevant experience within the enterprise as a whole, including any knowledge of special hazards. They should also make available to the representatives of the workers in the enterprise, and upon request, to the competent authorities and the workers' and employers' organizations in all countries in which they operate, information on the safety and health standards relevant to their local operations, which they observe in other countries. In particular, they should make known to those concerned any special hazards and related protective measures associated with new products and processes. They, like comparable domestic enterprises, should be expected to play a leading role in the examination of causes of industrial safety and health hazards and in the application of resulting improvements within the enterprise as a whole.

38. Multinational enterprises should cooperate in the work of international organizations concerned with the preparation and adoption of international safety and health standards.

39. In accordance with national practice, multinational enterprises should cooperate fully with the competent safety and health authorities, the representatives of the workers and their organizations, and established safety and health organizations. Where appropriate, matters relating to safety and health should be incorporated in agreements with the representatives of the workers and their organizations.

Industrial relations

40. Multinational enterprises should observe standards of industrial relations not less favourable than those observed by comparable employers in the country concerned.

Freedom of association and the right to organize

41. Workers employed by multinational enterprises as well as those employed by national enterprises should, without distinction whatsoever, have the right to establish and, subject only to the rules of the organization concerned, to join organizations of their own choosing without previous authorisation[11]. They should also enjoy adequate protection against acts of anti-union discrimination in respect of their employment [12].

42. Organizations representing multinational enterprises or the workers in their employment should enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration[13].

43. Where appropriate, in the local circumstances, multinational enterprises should support representative employers' organizations.

44. Governments, where they do not already do so, are urged to apply the principles of Convention No. 87, Article 5, in view of the importance, in relation to multinational enterprises, of permitting organizations representing such enterprises or the workers in their employment to affiliate with international organizations of employers and workers of their own choosing.

45. Where governments of host countries offer special incentives to attract foreign investment, these incentives should not include any limitation of the workers' freedom of association or the right to organize and bargain collectively.

46. Representatives of the workers in multinational enterprises should not be hindered from meeting for consultation and exchange of views among themselves, provided that the functioning of the operations of the enterprise and the normal procedures which govern relationships with representatives of the workers and their organizations are not thereby prejudiced.

47. Governments should not restrict the entry of representatives of employers' and workers' organizations who come from other countries at the invitation of the local or national organizations concerned for the purpose of consultation on matters of mutual concern, solely on the grounds that they seek entry in that capacity.

Collective bargaining

48. Workers employed by multinational enterprises should have the right, in accordance with national law and practice, to have representative organizations of their own choosing recognized for the purpose of collective bargaining.

49. Measures appropriate to national conditions should be taken, where necessary, to encourage and promote the full development and utilization of machinery for voluntary negotiation between employers or employers' organizations and workers' organizations, with a view to the regulation of terms and conditions of employment by means of collective agreements [14].

50. Multinational enterprises, as well as national enterprises, should provide workers' representatives with such facilities as may be necessary to assist in the development of effective collective agreements[15].

51. Multinational enterprises should enable duly authorized representatives of the workers in their employment in each of the countries in which they operate to conduct negotiations with representatives of management who are authorized to take decisions on the matters under negotiation.

52. Multinational enterprises, in the context of bona fide negotiations with the workers' representatives on conditions of employment, or while workers are exercising the right to organize, should not threaten to utilize a capacity to transfer the whole or part of an operating unit from the country concerned in order to influence unfairly those negotiations or to hinder the exercise of the right to organize; nor should they transfer workers from affiliates in foreign countries with a view to undermining bona fide negotiations with the workers' representatives or the workers' exercise of their right to organize.

53. Collective agreements should include provisions for the settlement of disputes arising over their interpretation and application and for ensuring mutually respected rights and responsibilities.

54. Multinational enterprises should provide workers' representatives with information required for meaningful negotiations with the entity involved and, where this accords with local law and practices, should also provide information to enable them to obtain a true and fair view of the performance of the entity or, where appropriate, of the enterprise as a whole [16].

55. Governments should supply to the representatives of workers' organizations on request, where law and practice so permit, information on the industries in which the enterprise operates, which would help in laying down objective criteria in the collective bargaining process. In this context, multinational as well as national enterprises should respond constructively to requests by governments for relevant information on their operations.

Consultation

56. In multinational as well as in national entrprises, systems devised by mutual agreement between employers and workers and their representatives should provide, in accordance with national law and practice, for regular consultation on matters of mutual concern. Such consultation should not be a substitute for collective bargaining [17].

Examination of grievances

57. Multinational as well as national enterprises should respect the right of the workers whom they employ to have all their grievances processed in a manner consistent with the following provision: any worker who, acting individually or jointly with other workers, considers that he has grounds for a grievance should have the right to submit such grievance. without suffering any prejudice whatsoever as a result, and to have such grievance examined pursuant to an appropriate procedure [18]. This is particularly important whenever the multinational enterprises operate in countries which do not abide by the principles of ILO Conventions pertaining to freedom of association, to the right to organize and bargain collectively and to forced labour ([19]).

Settlement of industrial disputes

58. Multinational as well as national enterprises jointly with the representatives and organizations of the workers whom they employ should seek to establish voluntary conciliation machinery, appropriate to national conditions, which may include provisions for voluntary arbitration, to assist in the prevention and settlement of industrial disputes between employers and workers. The voluntary conciliation machinery should include equal representation of employers and workers [20].

List of international labour Conventions and Recommendations referred to in the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

(adopted by the Governing Body of the International Labour Office at its 204th

Session (Geneva, November 1977) [21]

Conventions

- Convention (No. 29) concerning Forced or Compulsory Labour, 1930.
- Convention (No. 87) concerning Freedom of Association and Protection of the Right to Organize, 1948.
- Convention (No. 98) concerning the Application of the Principles of the Right to Organize and to Bargain Collectively, 1949.
- Convention (No. 100) concerning Equal Remuneration for Men and Women Workers for Work of Equal Value, 1951.
- Convention (No. 105) concerning the Abolition of Forced Labour, 1957.
- Convention (No. 110) concerning Conditions of Employment of Plantation Workers, 1958.
- Convention (No. 111) concerning Discrimination in Respect of Employment and Occupation, 1958.
- Convention (No. 115) concerning the Protection of Workers against Ionizing Radiations, 1960.
- Convention (No. 119) concerning the Guarding of Machinery, 1963.
- Convention (No. 122) concerning Employment Policy, 1964.
- Convention (No. 130) concerning Medical Care and Sickness Benefits, 1969.
- Convention (No. 135) concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking, 1971.
- Convention (No. 136) concerning Protection against Hazards of Poisoning arising from Benzene, 1971.
- Convention (No. 139) concerning Prevention and Control of Occupational Hazards caused by Carcinogenic Substances and Agents, 1974.
- Convention (No. 142) concerning Vocational Guidance and Vocational Training in the Development of Human Resources, 1975.

Recommendations

- Recommendation (No. 35) concerning Indirect Compulsion to Labour, 1930.
- Recommendation (No. 69) concerning Medical Care, 1944.
- Recommendation (No. 90) concerning Equal Remuneration for Men and Women Workers for Work of Equal Value, 1951.
- Recommendation (No. 92) concerning Voluntary Conciliation and Arbitration, 1951.
- Recommendation (No. 94) concerning Consultation and Cooperation between Employers and Workers at the Level of the Undertaking, 1952.
- Recommendation (No. 110) concerning Conditions of Employment of Plantation Workers, 1958.
- Recommendation (No. 111) concerning Discrimination in Respect of Employment and Occupation, 1958.
- Recommendation (No. 114) concerning the Protection of Workers against Ionizing Radiations, 1960.
- Recommendation (No. 115) concerning Workers' Housing, 1961.
- Recommendation (No. 116) concerning Reduction of Hours of Work, 1962.

- Recommendation (No. 118) concerning the Guarding of Machinery, 1963.
- Recommendation (No. 119) concerning Termination of Employment at the Initiative of the Employer, 1963.
- Recommendation (No. 122) concerning Employment Policy, 1964.
- Recommendation (No. 129) concerning Communications between Management and Workers within the Undertaking, 1967.
- Recommendation (No. 130) concerning the Examination of Grievances within the Undertaking with a View to their Settlement, 1967.
- Recommendation (No. 134) concerning Medical Care and Sickness Benefits, 1969.
- Recommendation (No. 144) concerning Protection against Hazards of Poisoning arising from Benzene, 1971.
- Recommendation (No. 147) concerning Prevention and Control of Occupational Hazards caused by Carcinogenic Substances and Agents, 1974.
- Recommendation (No. 150) concerning Vocational Guidance and Vocational Training in the Development of Human Resources, 1975.

Addendum to the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

(adopted by the Governing Body of the International Labour Office at its 238th Session (Geneva, November 1987) and 264th Session (November 1995))

References to Conventions and Recommendations in the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

A number of international labour Conventions and Recommendations containing provisions relevant to the Declaration are referred to in footnotes in the Declaration as well as in an annex. These footnotes do not affect the meaning of the provisions of the Declaration to which they refer. They should be considered as references to relevant instruments adopted by the International Labour Organization in the corresponding subject areas, which have helped shape the provisions of the Declaration.

Since the adoption of the Declaration by the Governing Body on 16 November 1977, new Conventions and Recommendations have been adopted by the International Labour Conference. This makes it necessary to include a new list of Conventions and Recommendations adopted since 1977 (including those adopted in June 1977), containing provisions relevant to the Declaration, and this list is set out below. Like the footnotes included in the Declaration at the time of its adoption, the new references do not affect the meaning of the provisions of the Declaration.

In keeping with the voluntary nature of the Declaration all of its provisions, whether derived from ILO Conventions and Recommendations or other sources, are recommendatory, except of course for provisions in Conventions which are binding on the member States which have ratified them.

List of Conventions and Recommendations adopted since 1977 (inclusive) which contain provisions relevant to the Declaration

Number and title of Convention and Recommendation	Relevant paragraphs
Conventions	
No. 148 concerning the Protection of Workers against Occupational Hazards in the Working Environment Due to Air Pollution, Noise and Vibration, 1977	36
No. 154 concerning the Promotion of Collective Bargaining, 1981	9, 49
No. 155 concerning Occupational Safety and Health and the Working Environment, 1981	36
No. 156 concerning Equal Opportunities and Equal Treatment for Men and Women Workers: Workers with Family Responsibilities, 1981	21
No. 158 concerning Termination of Employment at the Initiative of the Employer, 1982	9, 26, 27, 28
No. 161 concerning Occupational Health Services, 1985	36
No. 162 concerning Safety in the Use of Asbestos, 1986	36
No. 167 concerning Safety and Health in Construction, 1988	36
No. 168 concerning Employment Promotion and Protection against Unemployment, 1988	13
No. 170 concerning Safety in the Use of Chemicals at Work, 1990	36
No. 173 concerning the Protection of Workers' Claims in the Event of the Insolvency of their Employer, 1992	28
No. 174 concerning the Prevention of Major Industrial Accidents, 1993	36
No. 176 concerning Safety and Health in Mines, 1995	36
Recommendations	
No. 156 concerning the Protection of Workers against Occupational Hazards in the Working Environment Due to Air Pollution, Noise and Vibration, 1977	36
No. 163 concerning the Promotion of Collective Bargaianing,1981	51, 54, 55
No. 164 concerning Occupational Safety and Health andtheWorkingEnvironment, 1981	36
No. 165 concerning Equal Opportunities and Equal Treatment for Men and Women Workers: Workers With Family Responsibilities, 1981	21
No. 166 concerning Termination of Employment at the Initiative of the Employer,	9, 26, 27, 28
No. 169 concerning Employment Policy, 1984	9, 13
No. 171 concerning Occupational Health Services, 1985	36
No. 172 concerning Safety in the Use of Asbestos, 1986	36

No. 175 concerning Safety and Health in Construction, 1988	36
No. 176 concerning Employment Promotion and Protection against Unemployment, 1988	13
No. 177 concerning Safety in the Use of Chemicals at Work, 1990	36
No. 180 concerning the Protection of Workers' Claims in the event of the Insolvency of their Employer, 1992	28
No. 181 concerning the Prevention of Major Industrial Accidents, 1993	36
No. 183 concerning Safety and Health in Mines, 1995	36

Notes:

1 Convention (No. 87) concerning Freedom of Association and Protection of the Right to Organize; Convention (No. 98) concerning the Application of the Principles of the Right to Organize and to Bargain Collectively; Convention (No. 111) concerning Discrimination in Respect of Employment and Occupation; Convention (No. 122) concerning Employment Policy; Recommendation (No. 111) concerning Discrimination in Respect of Employment and Occupation; Recommendation (No. 119) concerning Termination of Employment at the Initiative of the Employer; Recommendation (No. 122) concerning Employment Policy.

2 Convention (No. 122) and Recommendation (No. 122) concerning Employment Policy.

3 ILO, World Employment Conference, Geneva, 4-17 June 1976.

4 Convention (No. 111) and Recommendation (No. 111) concerning Discrimination in Respect of Employment and Occupation; Convention (No. 100) and Recommendation (No. 90) concerning Equal Remuneration for Men and Women Workers for Work of Equal Value.

5 Recommendation (No. 119) concerning Termination of Employment at the Initiative of the Employer.

6 Recommendation (No. 119) concerning Termination of Employment at the Initiative of the Employer.

7 Convention (No. 142) and Recommendation (No. 150) concerning Vocational Guidance and Vocational Training in the Development of Human Resources.

8 Recommendation (No. 116) concerning Reduction of Hours of Work.

9 Convention (No. 110) and Recommendation (No. 110) concerning Conditions of Employment of Plantation Workers; Recommendation (No. 115) concerning Workers' Housing; Recommendation (No. 69) concerning Medical Care; Convention (No. 130) and Recommendation (No. 134) concerning Medical

Care and Sickness.

[10] The ILO Conventions and Recommendations referred to are listed in "Publications on Occupational Safety and Health", ILO, Geneva, 1976, pp. 1-3. An up-to-date list of Codes of Practice and Guides can be found in the latest edition.

[11] Convention No. 87, Article 2.

[12] Convention No. 98, Article 1(1).

[13] Convention No. 98, Article 2(1).

[14] Convention No. 98, Article 4.

[15] Convention (No. 135) concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking.

[16] Recommendation (No. 129) concerning Communications between Management and Workers within Undertakings.

[17] Recommendation (No. 94) concerning Consultation and Cooperation between Employers and Workers of the Level of Undertaking; Recommendation (No. 129) concerning Communications within the Undertaking.

[18] Recommendation (No. 130) concerning the Examination of Grievances within the Undertaking with a view to their Settlement.

[19] Convention (No. 29) concerning Forced or Compulsory Labour; Convention (No.105) concerning the Abolition of Forced Labour; Recommendation (No. 35) concerning Indirect Compulsion to Labour.

[20] Recommendation (No. 92) concerning Voluntary Conciliation and Arbitration.

[21] It was proposed that the Office make available, on request, offprints of the international labour Conventions and Recommendations referred to in the Tripartite Declaration. ILO: Report of the Reconvened Tripartite Advisory Meeting on the Relationship of Multinational Enterprises and Social Policy, Geneva, 4-7 April 1977, GB.204/4/2, 204th Session, Geneva, 15-18 November 1977, p. 2.

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Hotel Employees & Restaurant Employees International Union AFL-CIO, CLC

1219 28TH STREET N.W. WASHINGTON, D.C. 20007 202-393-HERE 202-393-4373 FAX 202-333-0468

JOHN W. WILHELM
PRESIDENT

SHERRI CHIESA
SECRETARY-TREASURER

RON RICHARDSON
EXECUTIVE VICE PRESIDENT

January 31, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from Hotel Employees and Restaurant Employees International Union to Marriott International, Inc.

Ladies and Gentlemen:

I write on behalf of the Hotel Employees and Restaurant Employees International Union ("HERE" or the "Proponent") in response to the letter from counsel for Marriott International ("Marriott" or the "Company") dated January 7, 2002, in which Marriott requests that the staff of the Division of Corporate Finance (the "Staff") concur with the company's request to omit HERE's shareholder resolution from the Company's 2002 proxy materials. HERE's shareholder resolution (the "Proposal") requests that the Board of Directors adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights. For the reasons set forth below, HERE respectfully asks the Division to deny the relief Marriott seeks.

Marriott has urged the Division to grant "no-action" relief under four provisions of SEC Rule 14a-8(i): Rule 14a-8(i)(4), which applies to proposals that relate to a "personal grievance"; Rule 14a-8(i)(3), which deals with false or misleading statements; Rule 14a-8(i)(2) which applies to proposals that are contrary to law; and Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company. We address each objection in turn below.

I. Rule 14a-8(i)(4): Personal Grievance

Marriott claims in the January 7, 2002 letter (the "Letter") that the shareholder proposal may be omitted on the grounds that the "proposal qualifies both as a personal grievance against Marriott and as an attempt by HERE to obtain a personal benefit that will not be shared with other

Marriott stockholders." Moreover, the company claims that "HERE has no concern with stockholder value."

By way of introduction, we would note that HERE has approximately $6 billion in retirement and benefit assets, with many of those funds holders of Marriott common stock. The performance of Marriott stock directly impacts the retirement security of our plan participants, and is a matter of serious concern to our members. Moreover, HERE has a strong record of working with fellow Marriott shareholders to enhance shareholder value. For example, in 1998 HERE led an effort by Marriott shareholders to defeat a proposal by the Company to create a dual class stock structure. According to the Wall Street Journal, "shareholders of Marriott International rejected the hotelier's controversial proposal to create two classes of stock. It was the Hotel Employees and Restaurant Employees International Union that led the campaign against Marriott's stock plan." [Wall Street Journal, May 21, 1998]. (See Appendix 1)

Regarding Marriott's request that the Proposal be omitted from the proxy statement pursuant to Rule 14a 8(i)(4), the Staff has generally permitted exclusion by looking at two factors: 1) "If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you;" or 2) "to further a personal interest, which is not shared by the other shareholders at large."

A. "Redress of a personal claim"

The Staff has generally permitted exclusion of shareholder proposals pursuant to Rule 14a 8(i)(4) only when the registrant proves intent through direct evidence that the proponent was motivated by a personal claim or grievance. In past no-action letters, this kind of direct connection has been found to have been demonstrated through evidence of admissions by the proponent that its proposal was intended to secure some ulterior benefit. See, e.g., *Dow Jones & Company, Inc.* (available January 24, 1994) (permitting exclusion where union stated in publications that shareholder proposals were related to collective bargaining with registrant); *Crown Central Petroleum Corporation* (available March 4, 1999) (permitting exclusion where union stated in a deposition that shareholder activities were related to collective bargaining with registrant).

Despite Marriott's lengthy description of a labor dispute between the Hotel Employees and Restaurant Employees Union Local 2 ("Local 2"), the Company has not submitted any direct evidence showing that HERE's motivation for the shareholder Proposal is intended to secure some ulterior benefit. In fact, the company claims it is not required to meet this burden of proof because "the subject matter" of the Proposal concerns labor rights. In addition, the Company admits that Local 2 is a "separate entity" apart from HERE.

Marriott also claims that the Proposal may be omitted because "HERE identifies the dispute [at the San Francisco Marriott] as justification for its proposal." However, the Staff has not permitted the exclusion of proposal simply because a proposal references facts in the supporting statement related to the Proponent. See, e.g. *Ruddick Corporation* (available November 20, 1989) (refusing to exclude proposal made by union shareholder even though the proposal was made during a dispute between union and employer, and substance of proposal was to require greater company respect for employee rights to unionize).

In addition, the Commission specifically noted in SEC Releases No. 34-20091 (August 16, 1983), quoted in part in the Letter, that Rule 14a-8 (c)(4) was not intended to permit the exclusion of a "proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested."

B. "to further a personal interest, which is not shared by the other shareholders at large."

Because the Company is unable to meet its burden of proof regarding the allegations that the Proposal is motivated by a personal grievance, Marriott also claims that the Proposal may be excluded pursuant to Rule 14a 8(i)(4) because the proposal is designed to "further a personal interest, which is not shared by the other shareholders at large."

First, the proposal is neutral on its face, requesting that the Company adopt a global workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights. The proposal would apply to Marriott's 154,000 employees in 63 countries and territories. The shareholder Proposal is not specifically related to the dispute that Marriott has with Local 2. As the Staff is aware, there is widespread interest among shareholders regarding the adoption of standards related to workplace human rights. According to the Investor Responsibility Research Center, over 30 proposals were filed in 2001 regarding the adoption of the ILO standards, including a proposal at Unocal that received over 23% of the vote. We believe that the workplace human rights is an issue of great concern to shareholders.

Second, the Company claims that the Proposal can be excluded because the "Proposal would facilitate HERE's attempts both to secure a collective bargaining agreement at the San Francisco Hotel that is favorable to HERE and to pursue union organizing activities at Marriott's other operations." Unfortunately, the Company provides no evidence of how adoption of the Proposal would further HERE's purported goals.

Historically, the Staff has required that a company seeking to exclude a proposal pursuant Rule 14a 8(i)(4) provide direct evidence of how the adoption of a proposal would assist a proponent in advancing a personal grievance. See, e.g., *Trans World Airlines* (available January 25, 1978)(refusing to exclude a proposal because the company could not demonstrate that the proposals, if adopted, would necessarily assist the proponent in gaining representation on the board or obtaining re-employment with the company); *Stewart Sandwiches* (available September 10, 1981) (refusing to exclude proposal because the company could not demonstrate that the proposal, if adopted, would assist the proponent in settling any dispute); *Minnesota Mining and Manufacturing* (available March 28, 1980); (refusing to exclude proposal because the company could not demonstrate that the proposals, if adopted, would assist the proponent in settling any dispute with the company). Marriott has simply not provided any evidence of how adoption of the Proposal would assist the Proponent in settling Marriott's dispute with Local 2.

II. Rule 14a-8(i)(3): False and Misleading

A. The Company's Claim that the ILO Conventions are Inapplicable to Marriott

Marriott claims that the International Labor Organization's Conventions "are not applicable to Marriott because they were drafted for adoption by nations, not corporations." While the ILO Conventions were drafted for adoption by nations, in 1977 the ILO adopted the "Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy." The ILO Declaration specifically called on multinational companies operating in foreign countries to adopt policies "based on the principles laid down in the Constitution and the relevant Conventions and Recommendations of the ILO." The Declaration specifically includes the ILO Conventions highlighted in our Proposal [see Appendix 2]. Consequently, the ILO principles are applicable to Marriott.

Regarding the Company's assertion that "ILO Convention 135 is inapplicable to Marriott because this convention applies to public service employees and Marriott is a private sector employer," Marriott has simply quoted the wrong document. ILO Convention 135, the text of which is readily available at the ILO's website (http://ilolex.ilo.ch:1567/scripts/convde.pl?C135), is entitled "Convention concerning Protection and Facilities to be Afforded to Workers' Representatives" [Please see Appendix 3 for the full text]

For purposes of meeting the 500 word limit of Rule 14a-8, our Proposal summarizes ILO Convention 135 as the following: "Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions."

The ILO's *Summaries of International Labour Standards* characterizes Convention 135 in the following manner (see Appendix 4]:

> "Workers' representatives recognized as such under national law or practice shall be protected against any prejudicial act, including dismissal, based on their status. This protection covers their activities as workers' representatives, union membership or participation in union activities, in conformity with existing laws or collective agreements or other jointly agreed arrangements.
>
> They shall be afforded facilities in the undertaking to enable them to carry out their functions promptly and efficiently; the granting of such facilities shall not impair the efficient operation of the undertaking.
>
> Effect may be given to the Convention through national laws or regulations, collective agreements or in any other manner consistent with national practice."

Clearly there is no meaningful difference between the two summaries of ILO Convention 135. However, we would be more than happy to make any changes to our summary of Convention 135 that the Staff recommends.

B. Company's Claim that the Proposal is Misleading because it will Subject Marriott to Materially Significant Costs

The Company claims that the Proposal is excludable under Rule 14a-8(i)(3) because "it does not address the costs associated with the adoption, implementation, and enforcement of the Proposal..."

In interpreting 14a-8(i)(3), The Staff has generally not required proponents to present arguments against the proposal – including potential costs -- in the supporting statement or the proposal itself. The Staff has held that those arguments are more appropriately discussed by management in its statement in opposition to the proposal. See e.g. Westland Development Company (available September 10, 1982) (refusing to concur that the proposal and supporting statement is misleading because it fails to describe the impact of implementation upon company shareholders, noting that the proponent is not obligated to present arguments against the proposal in the supporting statement or the proposal itself, and that such arguments are more appropriately discussed by management in its statement in opposition to the proposal); *Florida Power Corp.* (available January 21, 1981) (refusing to concur that the proponent disclose costs associated with the proposal, noting that the issues should be addressed in the Company's statement in opposition to the proposal.)

C. The Company's Claim that the Proposal is Misleading

Marriott claims that the Proposal is misleading because it includes words that are "gross mischaracterizations, emotionally charged, deliberately inflammatory and unsupported by the facts." As evidence of this "reckless" behavior, the Company asserts that HERE "improperly uses 'human rights' and 'labor rights' to describe the right to unionize and bargain collectively."

It is hard to believe that any shareholder reading the Proposal would have any difficulty in understanding that the Proposal is related to labor rights, including the right to join unions and bargain collectively. The word "labor" appears four times in the Proposal, the word "union" appears twice, and the word "workplace" appears seven times. When HERE uses the phrase "human rights" it is preceded by the word "workplace."

Moreover, the phrase "human rights" is commonly understood to encompass labor rights, including the right to organize and bargain collectively. Indeed, perhaps the most famous document outlining human rights is the United Nation's Universal Declaration of Human Rights. Article 23 of the document declares that "Everyone has the right to form and to join trade unions for the protection of his interests." (see Appendix 5) We would also note that the Company refers to the United States Department of State definition of human rights, claiming HERE cites this source in our Proposal. We do not cite the State Department as a source.

Regarding the Company's claim that we do not identify the institutional investors with responsible contractor policies, the institutional investors are the California Public Employees Retirement System, and the New York State Common Retirement Fund. We would be more than willing to disclose the names of those investors in our Proposal, if the Staff so desires.

D. Vague and Indefinite

The Company objects to language asking Marriott to adopt a code of conduct "based on" the ILO Conventions dealing with workplace human rights. This is said to be so "vague and indefinite" that shareholders will not know what they are voting on. Noting that there are 180 ILO Conventions, the Company claims that "it is impossible for stockholders and Marriott to comprehend what actions are necessary to implement the proposal."

The short answer is that the resolution was phrased as it is for the reason Marriott cites. Had the resolution been written to require adoption of a code incorporating each and every 180 Convention, Marriott would doubtless have objected to that formulation as well. HERE's "based on" formulation, followed by the enumeration of two specific areas, accompanied by citation to specific ILO convention numbers, and then rounded out with a supporting statement identifying the areas of concern -- all these provide adequate guidance to the HERE's fellow shareholders, as well as to the Marriott board, about what issues the shareholders are voting. Fairly read, the Proposal and supporting statement fairly identify what the Company must do to implement the Proposal, and the "based on" language provides flexibility that one would expect a company to embrace, rather than fight.

In addition, in *PPG Industries* (available January 22, 2001), exactly the same argument was advanced by PPG Industries regarding a nearly identical shareholder proposal as the HERE Proposal. The Staff rejected PPG's arguments.

III. Rule 14a-8(i)(2): Contrary to Law

Marriott argues that the Proposal may be excluded because they claim it would cause the Company to violate the law of the United States and 63 countries in which Marriott operates.

Regarding foreign laws, SEC Staff Legal Bulletin 14 notes that "companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue." To our knowledge, Marriott has not provided any legal opinion from counsel licensed to practice in those foreign countries.

Marriott also notes that the Proposal may violate certain food safety laws in the United States because ILO Convention 135 requires that worker representatives "shall have access to all workplaces." However, the full text of ILO Convention 135 notes that access should be conditioned on "conformity with existing laws" and "shall not impair the efficient operation of the undertaking." (See Appendix 3)

IV. Rule 14a-8(i)(7): Ordinary Business

Marriott invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane in nature and do not involve any substantial policy or other considerations." The issues presented by HERE's resolution are hardly devoid of policy significance.

As HERE's Proposal indicates, Marriott has extensive international operations, including operations in some countries where issues of workplace human rights violations periodically occur. The Company admits in its letter that "independent trade unions are illegal in China and Indonesia, Saudi Arabia outlaws workers' associations and strikes..." In addition, the issue of workplace human rights has been prominent in debates regarding extending trade rights to China.

The Staff has issued various letters over the years recognizing human rights issues as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles and CERES Principles. The Staff has, in a number of recent letters, rejected "ordinary business" challenges to similar resolutions, including PPG Industries (22 January 2001), where the resolution asked the company to adopt a series of human rights standards based on the same three principles and ILO conventions that HERE has listed here. In addition, the Staff has rejected "ordinary business" and other defenses interposed by companies in response to resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. Microsoft Corp. (14 September 2000); Warnaco Group, Inc. (14 March 2000); Oracle Corp. (15 August 2000); 3Com Corp. (15 August 2000).

***

We would be happy to provide you with any additional information, or answer any questions you may have. Please do not hesitate to call me at 202-661-3692.

Sincerely,

Chris Bohner
Senior Research Analyst

APPENDIX 1

THE WALL STREET JOURNAL.

© 1998 Dow Jones & Company, Inc. All Rights Reserved.

CXXXI NO. 99 EE/WO ★★★ THURSDAY, MAY 21, 1998 INTERNET ADDRESS: http://wsj.com

Marriott Plan For New Stock Is Voted Down

By CHRISTINA BINKLEY
Staff Reporter of THE WALL STREET JOURNAL

Shareholders of Marriott International Inc. rejected the hotelier's controversial proposal to create two classes of stock.

The vote, a victory for an unusual alliance of a labor union and investors, left Marriott officials backtracking after months of arguing that they needed the dual-share structure to aggressively expand the company. The company had said it hoped to use low-vote common shares to buy assets without diluting the interests of existing shareholders, who would hold Class A shares with 10 times the voting power of common stock.

The union argued in a three-month campaign that the proposal served to protect the interests of the Marriott family, which holds nearly 20% of the company's stock, at the expense of shareholders.

J.W. Marriott Jr., the company's chairman and chief executive who flew around the U.S. arguing his case, said he was "disappointed but not devastated" by the vote. In an interview, he said the defeat won't slow Marriott's intended growth after 45 years without a dual-class structure. But, he said, "We don't have the flexibility that we would have had."

Marriott officials estimate they received the backing of about 47% of shares outstanding – three percentage points less than the 50% they needed. Major institutions including the New York State Retirement Fund and the California Public Employees' Retirement System voted against the plan.

The closely watched vote at Marriott's annual meeting in Arlington, Va., was unusual on several counts. For one, shareholders tend to support management when companies are doing well, as Marriott has been, and to question management during bad times.

Second, it was the Hotel Employees & Restaurant Employees International Union that led the campaign against Marriott's stock plan. "Not often do you see this," said Peg O'Hara, a corporate-governance researcher for the Council of Institutional Investors, a Washington trade association that represents more than 100 pension funds. "I can't think offhand of a union going out and killing a company proposal." While Marriott bombarded shareholders with mailings and phone calls, the union used a Web site, phone banks, a proxy-solicitation firm and three mailings to make its point.

"People assume that there is a division between labor and capital," said Matthew Walker, the union's research director who initiated the campaign. "The fact is that we demonstrated an ability to identify with our fellow shareholders in Marriott and tc build an alliance with shareholders that many people didn't think was possible." The union owns a few Marriott shares.

Some investors hailed the vote as a warning to other public companies to heed their investors. "This is a clear sign to other corporations to not only listen to their shareholders but pay attention to their interests," said Brad Pacheco, a spokesman for Calpers, as the California pension fund is known.

This was Marriott's second attempt to get shareholder approval for the dual-class system. The company postponed a planned March vote, which was tied to its separation of its management-services division into a new company, Sodexho Marriott Services Inc., when it appeared the proposal would fail.

But at the time, it actually issued the dual shares pending approval. Marriott now must rescind one-half of the dual shares it issued. The company said that its common shares would be converted to Class A shares by the market's opening this morning. Thus, each share will now have 10 votes, because the company wasn't permitted by its charter to convert high-vote shares to common. "That would be taking away voting rights from shareholders," explained Michael Stein, Marriott's chief financial officer.

Separately, Marriott's board yesterday approved a 10-million-share buyback program and increased the company's cash dividend 11% to five cents a share.

In New York Stock Exchange compc trading, Marriott's shares rose $1.875, 5.6%, to $35.5625.

APPENDIX 2

Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

including

- *List of international labour Conventions and Recommendations referred to in the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy, and*
- *Addendum to the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy*

(Declaration adopted by the Governing Body of the International Labour Office at its 204th Session (Geneva, November 1977)) .

The Governing Body of the International Labour Office:

Recalling that the International Labour Organization for many years has been involved with certain social issues related to the activities of multinational enterprises;

Noting in particular that various Industrial Committees, Regional Conferences, and the International Labour Conference since the mid-1960s have requested appropriate action by the Governing Body in the field of multinational enterprises and social policy;

Having been informed of the activities of other international bodies, in particular the UN Commission on Transnational Corporations and the Organization for Economic Cooperation and Development (OECD);

Considering that the ILO, with its unique tripartite structure, its competence, and its long-standing experience in the social field, has an essential role to play in evolving principles for the guidance of governments, workers' and employers' organizations, and multinational enterprises themselves;

Recalling that it convened a Tripartite Meeting of Experts on the Relationship between Multinational Enterprises and Social Policy in 1972, which recommended an ILO programme of research and study, and a Tripartite Advisory Meeting on the Relationship of Multinational Enterprises and Social Policy in

1976 for the purpose of reviewing the ILO programme of research and suggesting appropriate ILO action in the social and labour field;

Bearing in mind the deliberations of the World Employment Conference;

Having thereafter decided to establish a tripartite group to prepare a Draft Tripartite Declaration of Principles covering all of the areas of ILO concern which relate to the social aspects of the activities of multinational enterprises, including employment creation in the developing countries, all the while bearing in mind the recommendations made by the Tripartite AdvisoryMeeting held in 1976;

Having also decided to reconvene the Tripartite Advisory Meeting to consider the Draft Declaration of Principles as prepared by the tripartite group;

Having considered the Report and the Draft Declaration of Principles submitted to it by the reconvened Tripartite Advisory Meeting;

Hereby approves the following Declaration which may be cited as the Tripartite Declaration of Principles concerning Multinational Enterprises and SocialPolicy, adopted by the Governing Body of the International Labour Office, and invites governments of States Members of the ILO, the employers' and workers' organizations concerned and the multinational enterprises operating in their territories to observe the principles embodied therein.

1. Multinational enterprises play an important part in the economies of most countries and in international economic relations. This is of increasing interest to governments as well as to employers and workers and their respective organizations. Through international direct investment and other means such enterprises can bring substantial benefits to home and host countries by contributing to the more efficient utilization of capital, technology and labour. Within the framework of development policies established by governments, they can also make an important contribution to the promotion of economic and social welfare; to the improvement of living standards and the satisfaction of basic needs; to the creation of employment opportunities, both directly and indirectly; and to the enjoyment of basic human rights, including freedom of association, throughout the world. On the other hand, the advances made by multinational enterprises in organizing their operations beyond the national framework may lead to abuse of concentrations of economic power and to conflicts with national policy objectives and with the interest of the workers. In addition, the complexity of multinational enterprises and the difficulty of clearly perceiving their diverse structures, operations and policies sometimes give rise to concern either in the home or in the host countries, or in both.

2. The aim of this Tripartite Declaration of Principles is to encourage the positive contribution which multinational enterprises can make to economic and social progress and to minimize and resolve the difficulties to which their various operations may give rise, taking into account the United Nations resolutions advocating the Establishment of a New International Economic Order.

3. This aim will be furthered by appropriate laws and policies, measures and actions adopted by the governments and by cooperation among the governments and the employers' and workers' organizations of all countries.

4. The principles set out in this Declaration are commended to the governments, the employers' and workers' organizations of home and host countries and to the

multinational enterprises themselves.

5. These principles are intended to guide the governments, the employers' and workers' organizations and the multinational enterprises in taking such measures and actions and adopting such social policies, including those based on the principles laid down in the Constitution and the relevant Conventions and Recommendations of the ILO, as would further social progress.

6. To serve its purpose this Declaration does not require a precise legal definition of multinational enterprises; this paragraph is designed to facilitate the understanding of the Declaration and not to provide such a definition. Multinational enterprises include enterprises, whether they are of public, mixed or private ownership, which own or control production, distribution, services or other facilities outside the country in which they are based. The degree of autonomy of entities within multinational enterprises in relation to each other varies widely from one such enterprise to another, depending on the nature of the links between such entities and their fields of activity and having regard to the great diversity in the form of ownership, in the size, in the nature and location of the operations of the enterprises concerned. Unless otherwise specified, the term "multinational enterprise" isused in this Declaration to designate the various entities (parent companies or local entities or both or the organization as a whole) according to the distribution of responsibilites among them, in the expectation that they will cooperate and provide assistance to one another as necessary to facilitate observance of the principles laid down in the Declaration.

7. This Declaration sets out principles in the fields of employment, training, conditions of work and life and industrial relations which governments, employers' and workers' organizations and multinational enterprises are recommended to observe on a voluntary basis; its provisions shall not limit or otherwise affect obligations arising out of ratification of any ILO Convention.

General policies

8. All the parties concerned by this Declaration should respect the sovereign rights of States, obey the national laws and regulations, give due consideration to local practices and respect relevant international standards. They should respect the Universal Declaration of Human Rights and the corresponding International Covenants adopted by the General Assembly of the United Nations as well as the Constitution of the International Labour Organization and its principles according to which freedom of expression and association are essential to sustained progress. They should also honour commitments which they have freely entered into, in conformity with the national law and accepted international obligations.

9. Governments which have not yet ratified Conventions Nos. 87, 98, 111 and 122 are urged to do so and in any event to apply, to the greatest extent possible, through their national policies, the principles embodied therein and in Recommendations Nos. 111, 119 and 122 [1]. Without prejudice to the obligation of governments to ensure compliance with Conventions they have ratified, in countries in which the Conventions and Recommendations cited in this paragraph are not complied with, all parties should refer to them for guidance in their social policy.

10. Multinational enterprises should take fully into account established general policy objectives of the countries in which they operate. Their activities should be in harmony with the development priorities and social aims and structure of the

country in which they operate. To this effect, consultations should be held between multinational enterprises, the government and, wherever appropriate, the national employers' and workers' organizations concerned.

11. The principles laid down in this Declaration do not aim at introducing or maintaining inequalities of treatment between multinational and national enterprises. They reflect good practice for all. Multinational and national enterprises, wherever the principles of this Declaration are relevant to both, should be subject to the same expectations in respect of their conduct in general and their social practices in particular.

12. Governments of home countries should promote good social practice in accordance with this Declaration of Principles, having regard to the social and labour law, regulations and practices in host countries as well as to relevant international standards. Both host and home country governments should be prepared to have consultations with each other, whenever the need arises, on the initiative of either.

Employment promotion

13. With a view to stimulating economic growth and development, raising living standards, meeting manpower requirements and overcoming unemployment and underemployment, governments should declare and pursue, as a major goal, an active policy designed to promote full, productive and freely chosen employment [2].

14. This is particularly important in the case of host country governments in developing areas of the world where the problems of unemployment and underemployment are at their most serious. In this connection, the general conclusions adopted by the Tripartite World Conference on Employment, Income Distribution and Social Progress and the International Division of Labour (Geneva, June 1976) should be kept in mind [3].

15. Paragraphs 13 and 14 above establish the framework within which due attention should be paid, in both home and host countries, to the employment impact of multinational enterprises.

16. Multinational enterprises, particularly when operating in developing countries, should endeavour to increase employment opportunities and standards, taking into account the employment policies and objectives of the governments, as well as security of employment and the long-term development of the enterprise.

17. Before starting operations, multinational enterprises should, wherever appropriate, consult the competent authorities and the national employers' and workers' organizations in order to keep their manpower plans, as far as practicable, in harmony with national social development policies. Such consultation, as in the case of national enterprises, should continue between the multinational enterprises and all parties concerned, including the workers' organizations.

18. Multinational enterprises should give priority to the employment, occupational development, promotion and advancement of nationals of the host country at all levels in cooperation, as appropriate, with representatives of the workers

employed by them or of the organizations of these workers and governmental authorities.

19. Multinational enterprises, when investing in developing countries, should have regard to the importance of using technologies which generate employment, both directly and indirectly. To the extent permitted by the nature of the process and the conditions prevailing in the economic sector concerned, they should adapt technologies to the needs and characteristics of the host countries. They should also, where possible, take part in the development of appropriate technology in host countries.

20. To promote employment in developing countries, in the context of an expanding world economy, multinational enterprises, wherever practicable, should give consideration to the conclusion of contracts with national enterprises for the manufacture of parts and equipment, to the use of local raw materials and to the progressive promotion of the local processing of raw materials. Such arrangements should not be used by multinational enterprises to avoid the responsibilities embodied in the principles of this Declaration.

Equality of opportunity and treatment

21. All governments should pursue policies designed to promote equality of opportunity and treatment in employment, with a view to eliminating any discrimination based on race, colour, sex, religion, political opinion, national extraction or social origin [4].

22. Multinational enterprises should be guided by this general principle throughout their operations without prejudice to the measures envisaged in paragraph 18 or to government policies designed to correct historical patterns of discrimination and thereby to extend equality of opportunity and treatment in employment. Multinational enterprises should accordingly make qualifications, skill and experience the basis for the recruitment, placement, training and advancement of their staff at all levels.

23. Governments should never require or encourage multinational enterprises to discriminate on any of the grounds mentioned in paragraph 21, and continuing guidance from governments, where appropriate, on the avoidance of such discrimination in employment is encouraged.

Security of employment

24. Governments should carefully study the impact of multinational enterprises on employment in different industrial sectors. Governments, as well as multinational enterprises themselves, in all countries should take suitable measures to deal with the employment and labour market impacts of the operations of multinational enterprises.

25. Multinational enterprises equally with national enterprises, through active manpower planning, should endeavour to provide stable employment for their employees and should observe freely negotiated obligations concerning employment stability and social security. In view of the flexibility which multinational enterprises may have, they should strive to assume a leading role in promoting security of employment, particularly in countries where the discontinuation of operations is likely to accentuate long-term unemployment.

26. In considering changes in operations (including those resulting from mergers, take-overs or transfers of production) which would have major employment effects, multinational enterprises should provide reasonable notice of such changes to the appropriate government authorities and representatives of the workers in their employment and their organizations so that the implications may be examined jointly in order to mitigate adverse effects to the greatest possible extent. This is particularly important in the case of the closure of an entity involving collective lay-offs or dismissals.

27. Arbitrary dismissal procedures should be avoided [5].

28. Governments, in cooperation with multinational as well as national enterprises, should provide some form of income protection for workers whose employment has been terminated [6].

Training

29. Governments, in cooperation with all the parties concerned, should develop national policies for vocational training and guidance, closely linked with employment [7]). This is the framework within which multinational enterprises should pursue their training policies.

30. In their operations, multinational enterprises should ensure that relevant training is provided for all levels of their employees in the host country, as appropriate, to meet the needs of the enterprise as well as the development policies of the country. Such training should, to the extent possible, develop generally useful skills and promote career opportunities. This responsibility should be carried out, where appropriate, in cooperation with the authorities of the country, employers' and workers' organizations and the competent local, national or international institutions.

31. Multinational enterprises operating in developing countries should participate, along with national enterprises, in programmes, including special funds, encouraged by host governments and supported by employers' and workers' organizations. These programmes should have the aim of encouraging skill formation and development as well as providing vocational guidance, and should be jointly administered by the parties which support them. Wherever practicable, multinational enterprises should make the services of skilled resource personnel available to help in training programmes organized by governments as part of a contribution to national development.

32. Multinational enterprises, with the cooperation of governments and to the extent consistent with the efficient operation of the enterprise, should afford opportunities within the enterprise as a whole to broaden the experience of local management in suitable fields such as industrial relations.

Conditions of work and life

Wages, benefits and conditions of work

33. Wages, benefits and conditions of work offered by multinational enterprises should be not less favourable to the workers than those offered by comparable employers in the country concerned.

34. When multinational enterprises operate in developing countries, where comparable employers may not exist, they should provide the best possible wages, benefits and conditions of work, within the framework of government policies [8]. These should be related to the economic position of the enterprise, but should be at least adequate to satisfy basic needs of the workers and their families. Where they provide workers with basic amenities such as housing, medical care or food, these amenities should be of a good standard [9].

35. Governments, especially in developing countries, should endeavour to adopt suitable measures to ensure that lower income groups and less developed areas benefit as much as possible from the activities of multinational enterprises.

Safety and health

36. Governments should ensure that both multinational and national enterprises provide adequate safety and health standards for their employees. Those governments which have not yet ratified the ILO Conventions on Guarding of Machinery (No. 119), Ionizing Radiation (No. 115), Benzene (No. 136) and Occupational Cancer (No. 139) are urged nevertheless to apply to the greatest extent possible the principles embodied in these Conventions and in their related Recommendations (Nos. 118, 114, 144 and 147). The Codes of Practice and Guides in the current list of ILO publications on Occupational Safety and Health should also be taken into account [10].

37. Multinational enterprises should maintain the highest standards of safety and health, in conformity with national requirements, bearing in mind their relevant experience within the enterprise as a whole, including any knowledge of special hazards. They should also make available to the representatives of the workers in the enterprise, and upon request, to the competent authorities and the workers' and employers' organizations in all countries in which they operate, information on the safety and health standards relevant to their local operations, which they observe in other countries. In particular, they should make known to those concerned any special hazards and related protective measures associated with new products and processes. They, like comparable domestic enterprises, should be expected to play a leading role in the examination of causes of industrial safety and health hazards and in the application of resulting improvements within the enterprise as a whole.

38. Multinational enterprises should cooperate in the work of international organizations concerned with the preparation and adoption of international safety and health standards.

39. In accordance with national practice, multinational enterprises should cooperate fully with the competent safety and health authorities, the representatives of the workers and their organizations, and established safety and health organizations. Where appropriate, matters relating to safety and health should be incorporated in agreements with the representatives of the workers and their organizations.

Industrial relations

40. Multinational enterprises should observe standards of industrial relations not less favourable than those observed by comparable employers in the country concerned.

Freedom of association and the right to organize

41. Workers employed by multinational enterprises as well as those employed by national enterprises should, without distinction whatsoever, have the right to establish and, subject only to the rules of the organization concerned, to join organizations of their own choosing without previous authorisation[11]. They should also enjoy adequate protection against acts of anti-union discrimination in respect of their employment [12].

42. Organizations representing multinational enterprises or the workers in their employment should enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration[13].

43. Where appropriate, in the local circumstances, multinational enterprises should support representative employers' organizations.

44. Governments, where they do not already do so, are urged to apply the principles of Convention No. 87, Article 5, in view of the importance, in relation to multinational enterprises, of permitting organizations representing such enterprises or the workers in their employment to affiliate with international organizations of employers and workers of their own choosing.

45. Where governments of host countries offer special incentives to attract foreign investment, these incentives should not include any limitation of the workers' freedom of association or the right to organize and bargain collectively.

46. Representatives of the workers in multinational enterprises should not be hindered from meeting for consultation and exchange of views among themselves, provided that the functioning of the operations of the enterprise and the normal procedures which govern relationships with representatives of the workers and their organizations are not thereby prejudiced.

47. Governments should not restrict the entry of representatives of employers' and workers' organizations who come from other countries at the invitation of the local or national organizations concerned for the purpose of consultation on matters of mutual concern, solely on the grounds that they seek entry in that capacity.

Collective bargaining

48. Workers employed by multinational enterprises should have the right, in accordance with national law and practice, to have representative organizations of their own choosing recognized for the purpose of collective bargaining.

49. Measures appropriate to national conditions should be taken, where necessary, to encourage and promote the full development and utilization of machinery for voluntary negotiation between employers or employers' organizations and workers' organizations, with a view to the regulation of terms and conditions of employment by means of collective agreements [14].

50. Multinational enterprises, as well as national enterprises, should provide workers' representatives with such facilities as may be necessary to assist in the development of effective collective agreements[15].

51. Multinational enterprises should enable duly authorized representatives of the workers in their employment in each of the countries in which they operate to conduct negotiations with representatives of management who are authorized to take decisions on the matters under negotiation.

52. Multinational enterprises, in the context of bona fide negotiations with the workers' representatives on conditions of employment, or while workers are exercising the right to organize, should not threaten to utilize a capacity to transfer the whole or part of an operating unit from the country concerned in order to influence unfairly those negotiations or to hinder the exercise of the right to organize; nor should they transfer workers from affiliates in foreign countries with a view to undermining bona fide negotiations with the workers' representatives or the workers' exercise of their right to organize.

53. Collective agreements should include provisions for the settlement of disputes arising over their interpretation and application and for ensuring mutually respected rights and responsibilities.

54. Multinational enterprises should provide workers' representatives with information required for meaningful negotiations with the entity involved and, where this accords with local law and practices, should also provide information to enable them to obtain a true and fair view of the performance of the entity or, where appropriate, of the enterprise as a whole [16].

55. Governments should supply to the representatives of workers' organizations on request, where law and practice so permit, information on the industries in which the enterprise operates, which would help in laying down objective criteria in the collective bargaining process. In this context, multinational as well as national enterprises should respond constructively to requests by governments for relevant information on their operations.

Consultation

56. In multinational as well as in national entrprises, systems devised by mutual agreement between employers and workers and their representatives should provide, in accordance with national law and practice, for regular consultation on matters of mutual concern. Such consultation should not be a substitute for collective bargaining [17].

Examination of grievances

57. Multinational as well as national enterprises should respect the right of the workers whom they employ to have all their grievances processed in a manner consistent with the following provision: any worker who, acting individually or jointly with other workers, considers that he has grounds for a grievance should have the right to submit such grievance. without suffering any prejudice whatsoever as a result, and to have such grievance examined pursuant to an appropriate procedure [18]. This is particularly important whenever the multinational enterprises operate in countries which do not abide by the principles of ILO Conventions pertaining to freedom of association, to the right to organize and bargain collectively and to forced labour ([19]).

Settlement of industrial disputes

58. Multinational as well as national enterprises jointly with the representatives and organizations of the workers whom they employ should seek to establish voluntary conciliation machinery, appropriate to national conditions, which may include provisions for voluntary arbitration, to assist in the prevention and settlement of industrial disputes between employers and workers. The voluntary conciliation machinery should include equal representation of employers and workers [20].

List of international labour Conventions and Recommendations referred to in the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

(adopted by the Governing Body of the International Labour Office at its 204th Session (Geneva, November 1977) [21]

Conventions

- Convention (No. 29) concerning Forced or Compulsory Labour, 1930.
- Convention (No. 87) concerning Freedom of Association and Protection of the Right to Organize, 1948.
- Convention (No. 98) concerning the Application of the Principles of the Right to Organize and to Bargain Collectively, 1949.
- Convention (No. 100) concerning Equal Remuneration for Men and Women Workers for Work of Equal Value, 1951.
- Convention (No. 105) concerning the Abolition of Forced Labour, 1957.
- Convention (No. 110) concerning Conditions of Employment of Plantation Workers, 1958.
- Convention (No. 111) concerning Discrimination in Respect of Employment and Occupation, 1958.
- Convention (No. 115) concerning the Protection of Workers against Ionizing Radiations, 1960.
- Convention (No. 119) concerning the Guarding of Machinery, 1963.
- Convention (No. 122) concerning Employment Policy, 1964.
- Convention (No. 130) concerning Medical Care and Sickness Benefits, 1969.
- Convention (No. 135) concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking, 1971.
- Convention (No. 136) concerning Protection against Hazards of Poisoning arising from Benzene, 1971.
- Convention (No. 139) concerning Prevention and Control of Occupational Hazards caused by Carcinogenic Substances and Agents, 1974.
- Convention (No. 142) concerning Vocational Guidance and Vocational Training in the Development of Human Resources, 1975.

Recommendations

- Recommendation (No. 35) concerning Indirect Compulsion to Labour, 1930.
- Recommendation (No. 69) concerning Medical Care, 1944.
- Recommendation (No. 90) concerning Equal Remuneration for Men and Women Workers for Work of Equal Value, 1951.
- Recommendation (No. 92) concerning Voluntary Conciliation and Arbitration, 1951.
- Recommendation (No. 94) concerning Consultation and Cooperation

between Employers and Workers at the Level of the Undertaking, 1952.

- Recommendation (No. 110) concerning Conditions of Employment of Plantation Workers, 1958.
- Recommendation (No. 111) concerning Discrimination in Respect of Employment and Occupation, 1958.
- Recommendation (No. 114) concerning the Protection of Workers against Ionizing Radiations, 1960.
- Recommendation (No. 115) concerning Workers' Housing, 1961.
- Recommendation (No. 116) concerning Reduction of Hours of Work, 1962.
- Recommendation (No. 118) concerning the Guarding of Machinery, 1963.
- Recommendation (No. 119) concerning Termination of Employment at the Initiative of the Employer, 1963.
- Recommendation (No. 122) concerning Employment Policy, 1964.
- Recommendation (No. 129) concerning Communications between Management and Workers within the Undertaking, 1967.
- Recommendation (No. 130) concerning the Examination of Grievances within the Undertaking with a View to their Settlement, 1967.
- Recommendation (No. 134) concerning Medical Care and Sickness Benefits, 1969.
- Recommendation (No. 144) concerning Protection against Hazards of Poisoning arising from Benzene, 1971.
- Recommendation (No. 147) concerning Prevention and Control of Occupational Hazards caused by Carcinogenic Substances and Agents, 1974.
- Recommendation (No. 150) concerning Vocational Guidance and Vocational Training in the Development of Human Resources, 1975.

Addendum to the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

(adopted by the Governing Body of the International Labour Office at its 238th Session (Geneva, November 1987) and 264th Session (November 1995))

References to Conventions and Recommendations in the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy

A number of international labour Conventions and Recommendations containing provisions relevant to the Declaration are referred to in footnotes in the Declaration as well as in an annex. These footnotes do not affect the meaning of the provisions of the Declaration to which they refer. They should be considered as references to relevant instruments adopted by the International Labour Organization in the corresponding subject areas, which have helped shape the provisions of the Declaration.

Since the adoption of the Declaration by the Governing Body on 16 November 1977, new Conventions and Recommendations have been adopted by the International Labour Conference. This makes it necessary to include a new list of Conventions and Recommendations adopted since 1977 (including those adopted in June 1977), containing provisions relevant to the Declaration, and this list is set out below. Like the footnotes included in the Declaration at the time of its adoption, the new references do not affect the meaning of the provisions of the Declaration.

In keeping with the voluntary nature of the Declaration all of its provisions, whether derived from ILO Conventions and Recommendations or other sources, are recommendatory, except of course for provisions in Conventions which are binding on the member States which have ratified them.

List of Conventions and Recommendations adopted since 1977 (inclusive) which contain provisions relevant to the Declaration

Number and title of Convention and Recommendation	Relevant paragraphs
Conventions	
No. 148 concerning the Protection of Workers against Occupational Hazards in the Working Environment Due to Air Pollution, Noise and Vibration, 1977	36
No. 154 concerning the Promotion of Collective Bargaining, 1981	9, 49
No. 155 concerning Occupational Safety and Health and the Working Environment, 1981	36
No. 156 concerning Equal Opportunities and Equal Treatment for Men and Women Workers: Workers with Family Responsibilities, 1981	21
No. 158 concerning Termination of Employment at the Initiative of the Employer, 1982	9, 26, 27, 28
No. 161 concerning Occupational Health Services, 1985	36
No. 162 concerning Safety in the Use of Asbestos, 1986	36
No. 167 concerning Safety and Health in Construction, 1988	36
No. 168 concerning Employment Promotion and Protection against Unemployment, 1988	13
No. 170 concerning Safety in the Use of Chemicals at Work, 1990	36
No. 173 concerning the Protection of Workers' Claims in the Event of the Insolvency of their Employer, 1992	28
No. 174 concerning the Prevention of Major Industrial Accidents, 1993	36
No. 176 concerning Safety and Health in Mines, 1995	36
Recommendations	
No. 156 concerning the Protection of Workers against Occupational Hazards in the Working Environment Due to Air Pollution, Noise and Vibration, 1977	36
No. 163 concerning the Promotion of Collective Bargaianing,1981	51, 54, 55
No. 164 concerning Occupational Safety and Health andtheWorkingEnvironment, 1981	36
No. 165 concerning Equal Opportunities and Equal Treatment for Men and Women Workers: Workers With Family Responsibilities, 1981	21
No. 166 concerning Termination of Employment at the Initiative of the Employer,	9, 26, 27, 28
No. 169 concerning Employment Policy, 1984	9, 13

No. 171 concerning Occupational Health Services, 1985	36
No. 172 concerning Safety in the Use of Asbestos, 1986	36
No. 175 concerning Safety and Health in Construction, 1988	36
No. 176 concerning Employment Promotion and Protection against Unemployment, 1988	13
No. 177 concerning Safety in the Use of Chemicals at Work, 1990	36
No. 180 concerning the Protection of Workers' Claims in the event of the Insolvency of their Employer, 1992	28
No. 181 concerning the Prevention of Major Industrial Accidents, 1993	36
No. 183 concerning Safety and Health in Mines, 1995	36

Notes:

[1] Convention (No. 87) concerning Freedom of Association and Protection of the Right to Organize; Convention (No. 98) concerning the Application of the Principles of the Right to Organize and to Bargain Collectively; Convention (No. 111) concerning Discrimination in Respect of Employment and Occupation; Convention (No. 122) concerning Employment Policy; Recommendation (No. 111) concerning Discrimination in Respect of Employment and Occupation; Recommendation (No. 119) concerning Termination of Employment at the Initiative of the Employer; Recommendation (No. 122) concerning Employment Policy.

[2] Convention (No. 122) and Recommendation (No. 122) concerning Employment Policy.

[3] ILO, World Employment Conference, Geneva, 4-17 June 1976.

[4] Convention (No. 111) and Recommendation (No. 111) concerning Discrimination in Respect of Employment and Occupation; Convention (No. 100) and Recommendation (No. 90) concerning Equal Remuneration for Men and Women Workers for Work of Equal Value.

[5] Recommendation (No. 119) concerning Termination of Employment at the Initiative of the Employer.

[6] Recommendation (No. 119) concerning Termination of Employment at the Initiative of the Employer.

[7] Convention (No. 142) and Recommendation (No. 150) concerning Vocational Guidance and Vocational Training in the Development of Human Resources.

[8] Recommendation (No. 116) concerning Reduction of Hours of Work.

[9] Convention (No. 110) and Recommendation (No. 110) concerning Conditions of Employment of Plantation Workers; Recommendation (No. 115) concerning Workers' Housing; Recommendation (No. 69) concerning Medical Care;

Convention (No. 130) and Recommendation (No. 134) concerning Medical Care and Sickness.

10 The ILO Conventions and Recommendations referred to are listed in "Publications on Occupational Safety and Health", ILO, Geneva, 1976, pp. 1-3. An up-to-date list of Codes of Practice and Guides can be found in the latest edition.

11 Convention No. 87, Article 2.

12 Convention No. 98, Article 1(1).

13 Convention No. 98, Article 2(1).

14 Convention No. 98, Article 4.

15 Convention (No. 135) concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking.

16 Recommendation (No. 129) concerning Communications between and Workers within Undertakings.

17 Recommendation (No. 94) concerning Consultation and Cooperation between Employers and Workers of the Level of Undertaking; Recommendation (No. 129) concerning Communications within the Undertaking.

18 Recommendation (No. 130) concerning the Examination of Grievances within the Undertaking with a view to their Settlement.

19 Convention (No. 29) concerning Forced or Compulsory Labour; Convention (No.105) concerning the Abolition of Forced Labour; Recommendation (No. 35) concerning Indirect Compulsion to Labour.

20 Recommendation (No. 92) concerning Voluntary Conciliation and Arbitration.

21 It was proposed that the Office make available, on request, offprints of the international labour Conventions and Recommendations referred to in the Tripartite Declaration. ILO: Report of the Reconvened Tripartite Advisory Meeting on the Relationship of Multinational Enterprises and Social Policy, Geneva, 4-7 April 1977, GB.204/4/2, 204th Session, Geneva, 15-18 November 1977, p. 2.

Updated by BB. Approved by MZM. Last update: 20 October 2000.

For further information, please contact the International Labour Standards Department at Tel: +41.22.799.7126, Fax: +41.22.799.6926 or Email: polnorm@ilo.org

APPENDIX 5

C135 Workers' Representatives Convention, 1971

Convention concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking (Note: Date of coming into force: 30:06:1973.)
Convention:C135
Place:Geneva
Session of the Conference:56
Date of adoption:23:06:1971
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-sixth Session on 2 June 1971, and

Noting the terms of the Right to Organise and Collective Bargaining Convention, 1949, which provides for protection of workers against acts of anti-union discrimination in respect of their employment, and

Considering that it is desirable to supplement these terms with respect to workers' representatives, and

Having decided upon the adoption of certain proposals with regard to protection and facilities afforded to workers' representatives in the undertaking, which is the fifth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-third day of June of the year one thousand nine hundred and seventy-one, the following Convention, which may be cited as the Workers' Representatives Convention, 1971:

Article 1

Workers' representatives in the undertaking shall enjoy effective protection against any act prejudicial to them, including dismissal, based on their status or activities as a workers' representative or on union membership or participation in union activities, in so far as they act in conformity with existing laws or collective agreements or other jointly agreed arrangements.

Article 2

1. Such facilities in the undertaking shall be afforded to workers' representatives as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

2. In this connection account shall be taken of the characteristics of the industrial relations system of the country and the needs, size and capabilities of the undertaking concerned.

3. The granting of such facilities shall not impair the efficient operation of the undertaking concerned.

Article 3

For the purpose of this Convention the term *workers' representatives* means persons who are recognised as such under national law or practice, whether they are--

(a) trade union representatives, namely, representatives designated or elected by trade unions or by members of such unions; or

(b) elected representatives, namely, representatives who are freely elected by the workers of the undertaking in accordance with provisions of national laws or regulations or of collective agreements and whose functions do not include activities which are recognised as the exclusive prerogative of trade unions in the country concerned.

Article 4

National laws or regulations, collective agreements, arbitration awards or court decisions may determine the type or types of workers' representatives which shall be entitled to the protection and facilities provided for in this Convention.

Article 5

Where there exist in the same undertaking both trade union representatives and elected representatives, appropriate measures shall be taken, wherever necessary, to ensure that the existence of elected representatives is not used to undermine the position of the trade unions concerned or their representatives and to encourage co-operation on all relevant matters between the elected representatives and the trade unions concerned and their representatives.

Article 6

Effect may be given to this Convention through national laws or regulations or collective agreements, or in any other manner consistent with national practice.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C098 Right to Organise and Collective Bargaining Convention, 1949

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (polnorm@ilo.org)

ACALVER

Microsoft Word - robidoux sodexhoinvoice2.rtf
01-10-02 10:56

INVOICE

To: Hotel Employees Restaurant Employees
From: Michelle Robidoux
Re: Translation, Sodexho documents
Date: January 10, 2002

3688 words	@ .10¢/word :	$368.80

2 Fairford Avenue
Toronto, Ontario
M4L 2J6
phone (416) 465-9180
fax (416) 972-6319

APPENDIX 4

From: "Summaries of International Labour Standards," International Labor Office, Washington, DC, 1989.

ING, 1949

ght to organise;
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to employ them by
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tion against acts of
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be taken, where
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Convention No. 135

WORKERS' REPRESENTATIVES, 1971

Aim of the standard

Protection of workers' representatives in the undertaking; facilities to be afforded to them.

Summary of provisions

Workers' representatives recognised as such under national law or practice [1] shall be protected against any prejudicial act, including dismissal, based on their status. This protection covers their activities as workers' representatives, union membership or participation in union activities, in conformity with existing laws or collective agreements or other jointly agreed arrangements.

They shall be afforded facilities in the undertaking to enable them to carry out their functions promptly and efficiently; the granting of such facilities shall not impair the efficient operation of the undertaking.

Effect may be given to the Convention through national laws or regulations, collective agreements or in any other manner consistent with national practice.

[1] These can be trade union representatives or representatives elected by the workers of the undertaking. Where there exist in the same undertaking both trade union representatives and elected representatives, measures shall be taken, wherever necessary, to ensure that this does not undermine the position of the trade unions, and to encourage co-operation between the various representatives.

ILO:

APPENDIX 3

Office of the High Commissioner for Human Rights

Universal Declaration of Human Rights

English Version

Source: United Nations Department of Public Information

Universal Declaration of Human Rights

Preamble

Whereas recognition of the inherent dignity and of the equal and inalienable rights of all members of the human family is the foundation of freedom, justice and peace in the world,

Whereas disregard and contempt for human rights have resulted in barbarous acts which have outraged the conscience of mankind, and the advent of a world in which human beings shall enjoy freedom of speech and belief and freedom from fear and want has been proclaimed as the highest aspiration of the common people,

Whereas it is essential, if man is not to be compelled to have recourse, as a last resort, to rebellion against tyranny and oppression, that human rights should be protected by the rule of law,

Whereas it is essential to promote the development of friendly relations between nations,

Whereas the peoples of the United Nations have in the Charter reaffirmed their faith in fundamental human rights, in the dignity and worth of the human person and in the equal rights of men and women and have determined to promote social progress and better standards of life in larger freedom,

Whereas Member States have pledged themselves to achieve, in cooperation with the United Nations, the promotion of universal respect for and observance of human rights and fundamental freedoms,

Whereas a common understanding of these rights and freedoms is of the greatest importance for the full realization of this pledge,

Now, therefore,

The General Assembly,

Proclaims this Universal Declaration of Human Rights as a common of achievement for all peoples and all nations, to the end that every individual and every organ of society, keeping this Declaration constantly in mind, shall strive by teaching and education to promote respect for these rights and freedoms and by progressive measures, national and international, to secure their universal and effective recognition and observance, both among the peoples of Member States themselves and among the peoples of territories under their jurisdiction.

PROFILE

Native Name

English

Total Speakers

322,000,000 (1995)

Usage by Country

Europe -
Official Language: Gibraltar, Ireland, Malta, United Kingdom

Asia -
Official Language: India, Pakistan, Philippines, Singapore

Africa -
Official Language: Botswana, Cameroon, Gambia, Ghana, Kenya, Lesotho, Liberia, Malawi, Mauritius, Namibia, Nigeria, Sierra Leone, South Africa, Swaziland, Tanzania, Uganda, Zambia

Central and South America -
Official Language: Anguilla, Antigua & Barbuda, Bahamas, Barbados, Belize, Bermuda, Br. Virgin Isl.s, Dominica, Falklands, Grenada, Guyana, Jamaica, Montserrat, Puerto Rico, St. Kitts & Nevis, St. Lucia, St. Vincent, Trinidad & Tobago, Turks & Caicos Islands, US Virging Islands

North America -
Official Language: USA, Canada

Oceania -
Official Language: American Samoa, Australia, Belau, Cook Islands, Fiji, Guam, Kiribati, Marshall Islands, Micronesia, Nauru, New Zealand, Niue, Norfolk Islands, Northern Mariannas, Papua New Guinea, Solomon Islands, Tokelau, Tonga, Tuvalu,

Vanuatu, Western Samoa.

Background

It belongs to the Indo-European family, Germanic group, West Germanic subgroup and is the official language of over 1.7 billion people. Home speakers are over 330 million. As regards the evolution of the English language, three main phases can be distinguished. From the 6th and 5th centuries B.C., the Celtics are believed to have lived in the place where we now call Britain. Britain first appeared in the historical records as Julius Caesar campaigned there in 55-54 B.C. Britain was conquered in 43 A.D. and remained under the Roman occupation until 410 A.D. Then came from the *European Continent* the Germanic tribes, who spoke the languages belonging to the West Germanic branch of the Indo-European language family. First the Jutes from Jutland (present-day Denmark) in the 3rd century A.D., then in the 5th century, the Saxons from Friesland, Frisian Islands and north-west Germany, finally the Angles, from present-day Schleswig-Holstein (a German Land) who settled north of the Thames. The words "England" and "English", come from the word, "Angles". During the Old English period of 450-1,100 A.D. (*first phase*), Britain experienced the spread of Christianity, and, from the 8th century, the invasion and occupation by the Vikings, called the "Danes." The most important event of the second phase, the Middle English period (1100-1500 A.D.) was the Norman Conquest of 1066. The Normans were the North Men, meaning the Vikings from Scandinavia, settled in the Normandy region of France from the 9th century, who had assimilated themselves to the French language and culture. English was much influenced by French during this time. During the third phase, the Modern English period (1500 onwards), English spread to the world as the British Empire colonised many lands. William Shakespeare (1564-1616) lived in this period, and in 1755 Samuel Johnson completed "A Dictionary of the English Language" with about 40,000 entries, which contributed to the standardisation of the English language. The English language which spread to the world created many of its variants, the most prominent of which is American English. The American English writing system is said to owe much to Noah Webster's "An American Dictionary of the English Language" which was completed in 1828. Other important varieties include Indian English, Australian English, and many English-based Creoles and Pidgins.

Received: 19980525
Posted: 19980720
Checked: 19981112
Sources

OHCHR-UNOG
8-14 Avenue de la Paix
1211 Geneva 10, Switzerland
Telephone Number (41-22) 917-9000

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated January 7, 2002

The proposal urges the board of directors to adopt, implement and enforce a workplace code of conduct based upon International Labor Organization conventions, including principles that relate to the right to join unions and bargain collectively and a prohibition on discrimination against workers' representatives.

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur with your view that Marriott can exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- specifically identify the institutional investors that the proponent refers to in the paragraph that begins "Also, institutional investors are . . ." and ends ". . . institutional investors community" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in that paragraph; and

- recast the statement that begins "The adoption and enforcement . . ." and ends ". . . institutional investors community" as the proponent's opinion.

Accordingly, unless the proponent provides Marriott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Marriott omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor